Exhibit 99.49

EXECUTION VERSION

DATED JUNE 12, 2014

AMAYA GAMING GROUP INC.

AND

AMAYA HOLDINGS B.V.

AND

TITAN IOM MERGERCO LTD

AND

OLDFORD GROUP LIMITED

AND

EACH OF THE WARRANTING SELLERS LISTED

IN

SCHEDULE 1, PART 4, PARAGRAPH 1

AND

IGAL MARK SCHEINBERG,

AS THE SELLERS’ REPRESENTATIVE

DEED AND SCHEME OF MERGER

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	2

2.	THE MERGER	24

3.	MERGER CONSIDERATION	30

4.	CONDITIONS TO COMPLETION	40

5.	INTERIM PERIOD COVENANTS OF THE PARTIES	41

6.	COMPLETION	41

7.	WARRANTIES	41

8.	TERMINATION	43

9.	INDEMNIFICATION	51

10.	CERTAIN COVENANTS	60

11.	RESTRICTIONS ON WARRANTING SELLERS’ BUSINESS ACTIVITIES	64

12.	ENTIRE AGREEMENT	66

13.	INVALIDITY	66

14.	AMENDMENTS, WAIVERS AND RIGHTS	66

15.	ASSIGNMENT	67

16.	THIRD PARTY RIGHTS	67

17.	NOTICES	68

18.	COUNTERPARTS	70

19.	GOVERNING LAW AND JURISDICTION	70

20.	FEES AND COSTS	72

21.	AGENT FOR SERVICE OF PROCESS	72

22.	NON-RECOURSE	75

23.	EXECUTION	75

SCHEDULE 1 KEY INFORMATION		76

SCHEDULE 2 EXAMPLES OF POST-COMPLETION MERGER CONSIDERATION ADJUSTMENT CALCULATIONS		81

SCHEDULE 3 CONDITIONS		82

SCHEDULE 4 CONDUCT DURING INTERIM PERIOD		84

SCHEDULE 5 COMPLETION ARRANGEMENTS		98

SCHEDULE 6 WARRANTIES		100

SCHEDULE 7 TAX COVENANTS		137

i

Exhibits

Exhibit A-1	Voting Agreement
Exhibit A-2	Form of Scheme of Merger
Exhibit A-3	Form of Amended and Restated M&A of Association of Oldford
Exhibit A-4	Form of Letter of Transmittal
Exhibit B-1	Condition Requirement
Exhibit B-2	Initial Deposit Amount
Exhibit B-3	Initial Long Stop Date
Exhibit B-4	Final Long Stop Date
Exhibit B-5	Refund Threshold
Exhibit C	Deferred Payment Adjustment
Exhibit D	[Reserved]
Exhibit E	List of Senior Officer Agreements
Exhibit F	[Reserved]
Exhibit G	2014 Business Plan
Exhibit H	Form of Completion Certificate
Exhibit I	Form of Indemnity Escrow Agreement
Exhibit J	[Reserved]
Exhibit K	Form of Final Completion Statement
Exhibit L	Form of Indemnity Letters for the persons listed therein
Exhibit M	[Reserved]
Exhibit N	Non-disparaged Persons
Exhibit O	[Reserved]
Exhibit P	List of Resigning Directors and Officers of the Oldford Group Companies
Exhibit 3.1.1(a)	Jurisdictions In Which Written Threats Are Applicable
Exhibit 3.1.1(b)	Excluded Jurisdictions
Exhibit 3.1.3	Relevant Authority Consents
Exhibit 4.3.3(c)	Jurisdictions where Buyer is Licensed and the Oldford Group Companies Are Not

ii

THIS DEED AND SCHEME OF MERGER (this “Deed”) is dated June 12, 2014 and made by and among:

(1)	AMAYA HOLDINGS B.V., a limited liability company incorporated under the laws of the Netherlands (registered number 60755814) whose registered office is at Martinus Nijhofflaan 2, 2624 ES Delft, the Netherlands, which is an indirect wholly owned subsidiary of Buyer Parent (the “Buyer”);

(2)	AMAYA GAMING GROUP INC., a company incorporated under the laws of Quebec (registered number 1162017413) whose registered office is at 7600 Trans-Canada Highway, Pointe-Claire, Quebec, H9R 1C8, Canada (the “Buyer Parent”);

(3)	TITAN IOM MERGERCO LTD, a company limited by shares incorporated under the laws of the Isle of Man (registered number 011133V) whose registered office is at Fort Anne Douglas Isle of Man, IM1 5PD and which is wholly owned by Buyer (“Merger Sub”);

(4)	OLDFORD GROUP LIMITED, a company limited by shares continued under the laws of the Isle of Man (registered number 010483V) whose registered office is at Douglas Bay Complex, King Edward Road, Onchan Isle of Man, IM3 1DZ (“Oldford”);

(5)	the persons whose names and addresses are set out in Schedule 1, part 4, paragraph 1, column 1 (each, a “Warranting Seller” and together, the “Warranting Sellers”); and

(6)	Igal Mark Scheinberg whose principal address is as set forth in clause 17.3 (the “Sellers’ Representative”).

INTRODUCTION

(A)	Further details of Oldford are set out in Schedule 1, part 1.

(B)	Oldford operates the Business.

(C)	On the terms and subject to the conditions set forth in this Deed, Buyer desires to cause Merger Sub to merge with and into Oldford, with Oldford being the surviving company in accordance with the Companies Act and a wholly owned subsidiary of Buyer (the “Merger”).

(D)	The respective Boards of Directors of Merger Sub and Oldford have unanimously determined that this Deed and the Contemplated Transactions, including the Merger, are advisable, fair to and in the best interest of their respective shareholders, and such Boards of Directors have unanimously approved this Deed and the Contemplated Transactions, including the Scheme of Merger, in accordance with Section 153 of the Companies Act, including for purposes of Section 153(3) thereunder, and each such Board of Directors has recommended to its company’s shareholders that they approve this Deed and the Contemplated Transactions, including the Scheme of Merger.

(E)	Buyer, as the sole shareholder of Merger Sub, has approved this Deed, including the Scheme of Merger.

(F)	On the date hereof, Buyer and the Warranting Sellers have entered into that certain voting agreement in the form attached hereto as Exhibit A-1 (the “Voting Agreement”).

IT IS AGREED THAT:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined terms

In this Deed and the Introduction:

“Accounts” means the audited consolidated financial statements of Oldford for the accounting reference period ended on each of the three consecutive accounting reference periods, the last of which ended on the Accounts Date, which financial statements each comprise a balance sheet, income statement and retained earnings, cash flow statement, and notes, auditor’s and directors’ reports, true and correct copies of which are included in the Data Room.

“Accounts Date” means December 31, 2013.

“Accounts Receivable” means the aggregate amount of accounts, commissions and debts payable to the Oldford Group Companies. For all purposes hereunder, Accounts Receivable shall be valued in accordance with IFRS at their net realisable value, net of an allowance for bad debt.

“Action” means any claim, action or suit, litigation (whether at law or in equity, whether civil or criminal), assessment, arbitration, hearing, charge, complaint, demand, or proceeding to, from, by or before any Relevant Authority.

“Affiliate” means, with respect to any person, any other person that, alone or together with any Affiliate of such other person, directly or indirectly through one or more intermediaries, controls, is controlled by or under common control with, such person. For purpose of this definition, “control”, as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of management policies of such person, whether through the ownership of voting securities, by Contractual Obligation or otherwise.

“Brand Ambassador” means any person that has entered into an endorsement, sponsorship or similar agreement with an Oldford Group Company that requires aggregate payments from such Oldford Group Company in excess of $[*****] per calendar year, or any lump sum payment in excess of $[*****].

“Business” means the business of Oldford, namely operating (a) online poker, (b) land-based poker tournaments, (c) online casino and (d) social games, in each case primarily under the PokerStars and FullTilt brands, and all related businesses and ancillary activities.

“Business Day” means a day (not being a Saturday or Sunday) when banks generally are open in (a) the City of London, United Kingdom; (b) Montreal, Province of Quebec, Canada; (c) New York, New York, United States of America; and (d) the Isle of Man, for the transaction of general banking business.

“Buyer Credit Agreements” means the Definitive Agreements arranging for secured debt facilities, in connection with the Financing.

“Cash” means, as of any date of determination, the aggregate amount of the Oldford Group Companies’ immediately available cash and cash equivalents, in each case as determined in accordance with IFRS, plus any accrued interest on any such cash and cash equivalents. For purposes of this definition, “Cash” shall exclude any players’ deposits owed to any customer or player by any Oldford Group Company.

“CA Firm” means PriceWaterhouseCoopers LLP, or, if it is not available for the applicable assignment pursuant to this Deed, another “Big 4” accounting firm or such other internationally recognised accounting firm (which must be an accounting firm of international recognition with at least 100 partners and offices in at least five jurisdictions other than the US) mutually satisfactory to the Sellers’ Representative and Buyer. In the event that the Sellers’ Representative and Buyer are not able to agree on the identity of a CA Firm within 10

Business Days from the date on which any of them has approached the other in writing asking to appoint such firm pursuant to clause 3.5 or clause 3.6, then each of the Sellers’ Representative or Buyer shall be entitled to refer to the president of the Institute of Chartered Accountants in England and Wales who shall nominate one of the aforementioned accounting firms to act as the CA Firm.

“Companies Act” means the Isle of Man Companies Act 2006.

“Company Intellectual Property” means, collectively, Company Owned Intellectual Property and Company Licenced Intellectual Property.

“Company Licenced Intellectual Property” means any Intellectual Property that is required for the operation of the Business and is the subject of: (a) a grant by any Oldford Group Company to another person (including any Joint Venture) of any right relating to or under any Intellectual Property related to the Business, which may include any grant of any right relating to or under Company Owned Intellectual Property (including any registered Intellectual Property and unregistered Intellectual Property); or (b) a grant by another person (including any Joint Venture) to any Oldford Group Company of any right relating to or under any third party’s Intellectual Property related to the Business (excluding commercial off-the-shelf Software programs that are readily available).

“Company Owned Intellectual Property” means all Intellectual Property owned by any Oldford Group Company in whole or in part.

“Competing Business” means any person or business that (a) competes with the Business (including for this purpose, the conduct of an online sportsbook), as contemplated in the 2014 Business Plan or during the 12 months prior to the date of this Deed, or (b) engages in land-based casino operations, or, in the case of each of (a) and (b), provides any services that assist in the foregoing.

“Completion” means the consummation of the Merger in accordance with this Deed.

“Completion Date” means (a) the date that is five Business Days after the date on which the last of the Conditions is satisfied or waived by the party who is entitled to waive them (other than delivery of items to be delivered at Completion and other than satisfaction of those Conditions that by their nature are to be satisfied at Completion, it being understood that the occurrence of Completion shall remain subject to the delivery of such items and the satisfaction or waiver of such Conditions at Completion), or (b) such other date as may be agreed in writing between Buyer and the Sellers’ Representative. The date on which the Effective Time actually occurs is also referred to in this Deed as the “Completion Date”.

“Computer Contract” means any Contractual Obligation between an Oldford Group Company and any other person (including another Oldford Group Company or any source code deposit agent) that is required for the operation of the Business, pursuant to which such other person provides an element of, or a service relating to, the Computer Systems.

“Computer Systems” means the aggregate Software, hardware and information and communication technology used by the Oldford Group Companies that are required for the operation of the Business, and all components of any of them.

“Condition” means a condition precedent to Completion set out in Schedule 3 and “Conditions” means all of those conditions.

“Condition Requirement” shall have the meaning set forth in Exhibit B-1.

“Confidential Information” means all information used in or otherwise relating to the Business, including confidential Know-How and other information relating to: (a) the organisation, business, personnel, financial, Tax or other affairs of the Business; (b) the marketing of any products or services, including advertising or other promotional materials; (c) future projects, business development or planning, commercial relationships and negotiations; and (d) research and development projects, in each case, which have not been released into the public domain.

“Confirmed Completion Date Purchase Price” means an amount equal to the sum of the following:

(a)	the Cash Completion Date Amount; minus

(b)	the Confirmed Debt; minus

(c)	if the Confirmed Net Working Capital is less than the Confirmed Reference Working Capital Amount, the difference between the Confirmed Reference Working Capital Amount and the Confirmed Net Working Capital; plus

(d)	if the Confirmed Net Working Capital is greater than the Confirmed Reference Working Capital Amount, the difference between the Confirmed Net Working Capital and the Confirmed Reference Working Capital Amount; plus

(e)	the Confirmed Other Adjustments Amount.

“Confirmed Per Share Completion Date Merger Consideration” means an amount equal to the quotient of (a) the Confirmed Completion Date Purchase Price divided by (b) the number of Participating Shares.

“Consents” shall mean consents, approvals, authorisations, permissions, clearances, no-action letters, exemptions, written notices relating to the foregoing or the expiration or termination of any prescribed waiting period.

“Consultant” means any person who is engaged as a consultant, independent contractor, service provider and the like on a substantial or exclusive basis and is contractually defined as an independent contractor, but excepting professional service providers, including legal, financial, accountancy, lobbying and public relations services firms.

“Contemplated Transactions” means the transactions contemplated by the Transaction Documents, including the Merger.

“Contractual Obligation” means, with respect to any person, any contract, agreement, deed, mortgage, lease, licence, commitment, obligation, undertaking, arrangement, performance bond, warranty obligation or similar understanding, whether written or oral, or other document or instrument (including any document or instrument evidencing or otherwise relating to any Debt), to which or by which such person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such person is subject or bound.

“Current Assets” means the aggregate amount of current assets of Oldford (on a consolidated basis), calculated in accordance with IFRS; provided, that, “Current Assets” shall not include Cash.

“Current Consultants” shall mean the Original Consultants and:

(a)	in respect of each day during the Interim Period, any additional Consultant who provides services to any Oldford Group Company as of that day, but excluding any Consultant (including any Original Consultant) who has ceased to be so engaged by any Oldford Group Company as at or prior to that day; and

(b)	in respect of the time immediately before Completion, all additional Consultants who began engagement by any Oldford Group Company prior to the Completion Date, but excluding each Original Consultant who has ceased to be so engaged by any Oldford Group Company as of or prior to such date;

and “Current Consultant” means any one of the Current Consultants.

“Current Liabilities” means the aggregate amount of current liabilities of Oldford (on a consolidated basis), calculated in accordance with IFRS. For purposes of this definition, “Current Liabilities’’ shall exclude (a) the Oldford Stipulation Amount, (b) any players’ deposits and players’ liabilities held or owed to any customer or player by any Oldford Group Company, (c) any Debt to the extent already taken into account for purposes of calculating the Estimated Debt or the Actual Debt and (d) the items identified in clauses (iii), (iv) and (v) of the definition of “Other Adjustments Amount”.

“Customer Offerings” means (a) the products that any Oldford Group Company or Joint Venture: (i) currently markets, develops, distributes, makes available, sells or licences to third parties, (ii) has previously marketed, distributed, made available, sold or licenced to third parties, or (iii) as contemplated by the 2014 Business Plan, currently plans to market, develop, distribute, make available, sell or licence to third parties; and (b) the services that any Oldford Group Company or Joint Venture (i) currently provides or makes available to third parties, (ii) has previously provided or made available to third parties, or (iii) as contemplated by the 2014 Business Plan, currently plans to provide or make available to third parties.

“Data Room” means the data site maintained by Merrill Corporation on behalf of Oldford in relation to the Contemplated Transactions and all documents contained therein, a copy of which is contained in the CD-ROMs provided by Merrill Corporation or Oldford to Buyer prior to the execution of this Deed.

“Debt” means, with respect to any person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such person, whether direct or indirect: (a) for borrowed money (including overdraft facilities), but excluding any intercompany loans or similar instruments between the Oldford Group Companies; (b) evidenced by notes, bonds, debentures or similar instruments; (c) for the deferred purchase price of property, goods or services, including in connection with the acquisition of any business or non-competition agreement (other than trade payables or accruals incurred in the Ordinary Course of Business); (d) under capital leases (in accordance with IFRS); (e) in respect of letters of credit and bankers’ acceptances; (f) for Contractual Obligations relating to interest rate protection, swap agreements, factoring, hedging and collar agreements; and (g) in the nature of Guarantees of the obligations described in clauses (a) through (f) above of any other person. Notwithstanding the foregoing and for the elimination of doubt, “Debt” shall exclude (i) the Oldford Stipulation Amount and (ii) any players’ deposits and players’ liabilities held or owed to any customer or player by any Oldford Group Company.

“Definitively Resolved” means that (a) an Action against Buyer or any Oldford Group Company has been definitively settled or dismissed with prejudice with respect to Buyer and each Oldford Group Company named therein, or (b) Sellers have provided Buyer with an irrevocable guaranty of payment in the form of an irrevocable letter of credit, cash deposit, bank guarantee or other similar liquid and creditworthy security reasonably acceptable to Buyer that may be drawn upon by Buyer at its discretion if required for the purpose of satisfying the full amount of damages being sought by an Action.

“Deposit Amount” means an initial amount equal to the sum set forth on Exhibit B-2, as may be increased pursuant to clause 8.2.2.

“Disclosure Documents” means all documents, instruments and other information contained in the Data Room.

“Disclosure Letter” means the letter dated the same date as this Deed from Oldford and the Warranting Sellers to Buyer in relation to the Warranties and delivered to Buyer before the execution of this Deed.

“EHS Laws” means any applicable Law or Order which relates to the pollution, contamination and/or protection of the Environment and/or human health and safety.

“EHS Permits” means all Permits required under any EHS Laws for the operation of any Oldford Group Company or the occupation or use of any Oldford Real Property.

“Employees” means the Original Employees and:

(a)	in respect of each day during the Interim Period, any additional employee who began employment with any Oldford Group Company as at that day, but excluding any employee (including any Original Employee) who has ceased to be so employed by any Oldford Group Company as at or prior to that day; and

(b)	in respect of the time immediately before Completion, all additional employees who began employment by any Oldford Group Company prior to the Completion Date, but excluding each Original Employee or other employee who has ceased to be so employed by any Oldford Group Company as of or prior to such date;

and “Employee” means any one of the Employees.

“Encumbrance” means any mortgage, charge, pledge, lien, restriction, assignment, hypothecation, option, right to acquire, right of first refusal or right of pre-emption, third party right or interest (including any community or other marital property interest) or other encumbrance or security interest of any kind or any other agreement or arrangement the effect of which is the creation of security; any other type of arrangement (including a title transfer or retention arrangement) having similar effect; or any agreement or arrangement or obligation to create any of the same.

“Enforceable” means, with respect to any Contractual Obligation stated to be “Enforceable” by or against any person, that such Contractual Obligation is a legal, valid and binding obligation of such person enforceable by or against such person in accordance with its terms subject to the Enforceability Exceptions.

“Enforceability Exceptions” means (a) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganisation, moratorium and similar Legal Requirements affecting creditors’ rights generally and (b) general principles of equity or legal unfairness.

“Environment” means any of the following media: air, water or land including those media within buildings or other natural or man-made structures above or below ground and any living organisms or ecosystems.

“Equity Security” of any person means any (a) capital stock, shares (ordinary, common, preferred or otherwise), membership or partnership interest or other ownership interest of or in such person; (b) securities directly or indirectly convertible into or exchangeable for any of the foregoing; (c) options, warrants or similar rights to purchase or subscribe for any of the foregoing or securities convertible into or exchangeable for any of the foregoing; or (d) contracts, commitments, agreements, understandings, arrangements or calls of any kind relating to the issuance of any of the foregoing.

“Excluded Damages” means any punitive, special or exemplary damages and any damages that are not probable and reasonably foreseeable.

“Excluded Covenants” means the covenants set forth in Schedule 4, part 1, part 2, clauses 2.2.1(e); 2.2.1(f); 2.2.1(g); 2.2.1(h); 2.2.1 (p); 2.2.1 (q); 2.2.1 (s)(i) and (ii); 2.2.1(y); part 6.1.1, part 7, part 8, or part 10.3.

“Excluded Tax Events” means, except as arising from the fraud, dishonesty, wilful misconduct or wilful concealment of an Oldford Group Company prior to Completion or the Warranting Sellers:

(a) any increase in rates of Tax, introduction of Tax, change in Law or change in interpretation of a Tax Law set out in writing, that comes into force after Completion with retrospective effect; or

(b) other than as set forth in clause (c) below, any Tax Liability arising due to an act, omission or transaction of an Oldford Group Company after Completion (except where such act, omission or transaction occurs as part of a series of directly interconnected transactions commencing before Completion) or of Buyer or any member of any Tax group or fiscal unity of which Buyer is a member (including pursuant to any acceleration, initiation or instigation by any of the foregoing of any Tax audit, assessment, investigation or inquiry), except where such act, omission or transaction was carried out with the consent of the Sellers’ Representative (which consent shall not be withheld or conditioned if such act, omission or transaction is required by applicable Law) and except for Permitted Audit Acceleration Requests; or

(c) any assessment, enforcement or collection of a Tax after Completion with retrospective effect to any period prior to Completion, arising in connection with an application for, or a grant of, a Gaming Approval in a jurisdiction in which the Oldford Group Companies do not hold a Gaming Approval as of the date of this Deed.

“Expense Fund Amount” means $[*****].

“Financing Sources” means the persons that have committed to provide or otherwise entered into Contractual Obligations with respect to the Financing Commitments or any Alternative Financing in connection with the Contemplated Transactions, and any Definitive Agreements entered into pursuant thereto or relating thereto, together with their Affiliates and their Affiliates’ respective officers, directors, employees and representatives and their respective successors and assigns.

“Fixed Reference Working Capital Amount” means an amount equal to [*****].

“Fundamental Covenants” means the covenants set forth in Schedule 4, part 2, clauses 2.2.1(a), 2.2.1(b) (to the extent it relates to Equity Securities), 2.2.1(c), 2.2.1(d), 2.2.1(i)(C), 2.2.1(j), 2.2.1(k)(ii), 2.2.1(l), 2.2.1(m), 2.2.1(n), 2.2.1 (o), 2.2.1(u), clause 4, clause 5 and clause 9.

“Fundamental Warranties” means the Warranties set forth in (a) Schedule 6, part 1, paragraph 1 (other than paragraph 1.1.2 and 1.4), paragraph 2.1, 2.2.1, 2.2.2, 2.2.4, 2.2.5 and 2.2.6(a); (b) Schedule 6, part 2, paragraph 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7 and 2.11; and (c) Schedule 6, part 3, paragraph 3.1, 3.2, 3.3 and 3.8.

“Gaming Approvals” means all gaming licences, Permits, approvals, authorisations, franchises, written waivers and exemptions, or entitlements issued by any Gaming Authority.

“Gaming Authorities” means those federal, state, provincial, local and other governmental, regulatory and administrative authorities, licencing authorities, agencies, boards and officials responsible for the regulation, oversight or licencing of gaming (land-based or online), lottery operations (including video lottery operations), or other similar activities with jurisdiction over, or with respect to, the Oldford Group Companies or the Business.

“Gaming Laws” means all Laws pursuant to which any Gaming Authority possesses regulatory, licencing or Permit authority over the Oldford Group Companies or the Business with respect to gaming (land-based or online) or lottery operations (including video lottery operations).

“Group Relief” means any relief, loss, allowance, credit, deduction, exemption or set-off in respect of any Tax available between members of any Tax group or fiscal unity.

“Guarantee” means, with respect to any person, (a) any guarantee of the payment or performance of any Debt or other Liability of any other person; and (b) any other arrangement whereby credit is extended to any obligor (other than such person) on the basis of any promise or undertaking of such person (i) to pay the Debt or other Liability of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor.

“IFRS” means International Financial Reporting Standards as developed and adopted by the International Accounting Standards Board from time to time.

“Inbound IP Licences” means, collectively, (a) each licence or other Contractual Obligation pursuant to which any Oldford Group Company exploits any item included in sub-clause (b) of the definition of Company Licenced Intellectual Property (excluding currently available, off-the-shelf Software programs that are part of the Internal Systems and are licenced by any Oldford Group Company pursuant to “shrink wrap” licences requiring payment of one-time, non-recurring fees of less than $100,000); (b) each Contractual Obligation pursuant to which any Oldford Group Company has obtained any licenced interest in Intellectual Property developed by a consultant, Software or hardware developer or vendor to any Oldford Group Company or any other person.

“Indemnity Escrow Amount” means $315,000,000.

“Indemnification Percentage” means, with respect to each Warranting Seller, the quotient, expressed as a percentage, of (a) the number of Participating Shares owned by such Warranting Seller immediately before Completion, divided by (b) the aggregate number of Participating Shares owned by all Warranting Sellers immediately before Completion.

“Initial Tax Indemnity Threshold” means the first $100,000,000 of indemnifiable Tax Losses claimed by all Buyer Indemnified Persons pursuant to clause 9.

“Insolvency Event” means, in relation to any Oldford Group Company, a Seller or any specified third person or party, as the case may be:

(a)	the issue of a petition for its winding up, liquidation or dissolution or any petition being made or it becoming subject to any petition or any other proceedings being commenced with any Relevant Authority under any bankruptcy or insolvency law applicable to it, in each such case, only if such petition is not dismissed or otherwise resolved within 60 days;

(b)	the convening of a meeting for the purpose of resolving for its winding up, dissolution, liquidation, administration or reorganisation (by way of company voluntary arrangement, scheme of arrangement or otherwise), the passing of such a resolution or the making of any order for its winding up, liquidation, reorganisation, administration or other similar relief;

(c)	(i) a provisional liquidator, liquidator, administrative receiver or other judicial receiver, administrator, trustee, custodian, fiscal agent or other similar officer taking possession of, or being appointed by a Relevant Authority over a portion of an Oldford Group Company’s property, or (ii) an encumbrancer actually taking possession of, a substantial portion of its property;

(d)	any distress, execution, sequestration or other process being levied on, or enforced against, the whole or substantially all of its property by value;

(e)	it making proposals for, or entering into, a composition, assignment or arrangement with any of its major creditors;

(f)	it being insolvent or unable to pay its debts within the meaning of the insolvency legislation applicable to it or otherwise unable to pay any substantial portion of its debts as they fall due; or

any procedure or step which is analogous to those stated in paragraphs (a) to (f) being taken in any jurisdiction.

“Intellectual Property” means any and all intellectual property, whether protected, created or arising under the laws of any jurisdiction, and/or subsisting anywhere, in the world, including: (a) issued patents, patent applications, utility models, design patents and industrial design registrations and certificates of invention and other governmental grants for the protection of Inventions or industrial designs, equivalent rights, including all related provisionals, continuations, continuations in part, divisionals, extensions, reissues, reexaminations and renewals and applications for the foregoing, patents and pending patent applications that (i) directly or indirectly provide a claim of priority for any such issued patents and pending patent applications, or (ii) which any such patents or pending patent applications directly or indirectly form a basis for priority, national and multinational counterparts of such patent applications and issued patents, all rights to apply in any or all countries of the world for such patent applications and issued patents including all rights provided by multinational treaties or conventions for any of the foregoing, and Inventions described in any of such patent applications and issued patents including those that are included in any claim, capable of being reduced to a claim or could have been included as a claim in any such pending patent applications and issued patents (collectively, “Patent Rights”); (b) trademarks and service marks whether registered or unregistered, certification marks, distinguishing guises, designs, insignia, logos, slogans, brand names, trade names, business names, domain names, social media platform account names (including for Facebook, Twitter, Instagram and Pinterest), corporate names, trade styles and trade dress, and other designations of source or origin, all goodwill in the foregoing, along with all applications, registrations, renewals and extensions thereof, but excluding any domain names, social media platform account names and any other designations of source or origin that include or are similar to the names of any Brand Ambassador, or any other Oldford Group players or Oldford Group endorsers (collectively, “Trademarks”); (c) copyrights, data and data base rights, rights in algorithms, systems or methodologies, rights in any Software and rights in any artwork or designs, and registrations and applications for registration thereof, including, to the extent that such rights can be assigned, moral rights of authors and works of authorship, in any tangible medium of expression whether or not registered or copyrightable, along with all applications, registrations, renewals and extensions thereof (collectively, “Copyrights”); and (d) Inventions, Invention disclosures, statutory Invention registrations, trade secrets and Confidential Information, Know-How, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether or not patentable, and whether or not reduced to practice. For the elimination of doubt, Intellectual Property shall include all rights in the foregoing Intellectual Property that accrue prior to or after the Completion Date, including the right to sue and collect damages for past, present and future infringements, violations or misappropriations thereof, to the extent permitted under applicable Law, the right to income, fees, royalties and payments now or hereafter due thereunder; and the right to sue for passing off and any equivalent rights in other jurisdictions.

“Interim Period” means the period between the execution of this Deed and the earlier of: (a) the Effective Time and (b) the date on which this Deed is terminated in accordance with its terms.

“Interim Accounts” means the unaudited consolidated financial statements of Oldford for the three month period ended March 31, 2014.

“Internal Systems” means the Software, equipment, materials and test, calibration and measurement apparatus used by an Oldford Group Company in the Business and which is required for the operation of the Oldford Group Companies in the Ordinary Course of Business, or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Customer Offerings, whether or not located on the premises of an Oldford Group Company.

“Inventions” means any novel, inventive and useful art, method, process, machine (including article or device), manufacture or composition of matter, or any novel, inventive and useful improvement in any art, method, process, machine (including article or device), manufacture or composition of matter.

“Investment” means (a) any direct or indirect ownership, purchase or other acquisition by a person of any notes, obligations, instruments, Equity Securities (including joint venture interests) of any other person; and (b) any capital contribution or similar obligation by a person to any other person, except that any such action under (a) and (b) in respect of any players’ deposits and players’ liabilities held or owed by the Oldford Group Companies shall not be regarded as an “Investment”.

“Joint Venture” means any person that is not a subsidiary of an Oldford Group Company, but of which an Oldford Group Company (a) owns Equity Securities representing 15% or more of the voting rights in such person, or (b) has the right to participate in or receive any payment based on the revenues or profits of such person and which represents 15% or more of the annual revenues or profits, as applicable, of such person.

“Know-How” means any information, methods or techniques (whether in tangible or intangible form) necessary for or likely to assist in providing services in connection with or for the purposes of the Business or to carry out any other activities in relation to the Business.

“Knowledge” means (a) when used as a reference to Oldford, the actual knowledge of the Warranting Sellers and each of Oldford’s Chief Executive Officer, Chief Operating Officer, General Counsel, Chief Financial Officer, Chief Technology Officer, Head of Business Development, controller[*****]; and (b) when used in reference to Buyer, the actual knowledge of each of Buyer’s Chief Executive Officer, Chief Financial Officer, Executive Vice President and General Counsel.

“Law” means any federal, national, foreign, supranational, state, provincial, local or similar statute, statutory instrument, law, resolution, ordinance, regulation, rule, code, Order, treaty, bylaw, binding guidance issued by a Relevant Authority, decree or any similar provision having the force or effect of law, including Gaming Laws.

“Legal Requirement” means any Law, Order or Permit.

“Liability” means, with respect to any person, any liability, debt or other obligation of such person, whether asserted or unasserted, absolute or contingent, disputed or undisputed, disclosed or undisclosed, secured or unsecured, joint or several, and whether or not required under IFRS (or other applicable accounting standard) to be accrued on the financial statements of such person and regardless of whether such liability, debt or obligation is immediately due and payable, including all costs of investigation and defence and attorney’s fees, costs and expenses which are directly related thereto.

“Losses” means all actual losses, liabilities, damages, judgments, penalties, bonds, dues, fines, interest, Taxes, fees, costs (including costs of investigation, defence and enforcement of this Deed), and expenses, including attorney’s fees and disbursements; provided, that Losses shall not include any Excluded Damages, except to the extent incurred by an Indemnified Person in respect of a Third Party Claim. For the elimination of doubt, “Losses” includes Tax Losses.

“M&A of Association” means a person’s memorandum of association and articles of association or the equivalent documents referred to in clause (a) of the definition of Organisational Documents.

“Material Adverse Effect” means an effect, event, circumstance, development or change that: (a) is materially adverse to the assets, business, results of operations or financial condition of the Oldford Group Companies, taken as a whole; or (b) materially adversely affects the ability of the Warranting Sellers or Oldford to perform their respective obligations under this Deed or to consummate the Contemplated Transactions; or (c) results, or an event has occurred that will result, in the cessation or prohibition of the operation of the Business or the elimination of any of the Oldford Group Companies’ ability to offer gaming products or services in any jurisdiction from which the Oldford Group Companies derived 5% or more of the gross gaming revenues of the Oldford Group Companies for the year ended December 31, 2013; other than (with respect to each of (a) and (b) above) any effect, event, circumstance, development or change arising out of or resulting from the following:

(i)	any changes to global economic or financial market conditions, including prevailing interest rates, commodity prices and other costs;

(ii)	any changes in applicable Laws or IFRS including authoritative interpretations thereof;

(iii)	any action taken by the Warranting Sellers or any Oldford Group Company if explicitly contemplated under this Deed (other than Schedule 4, clause 2.1) or consented to in writing by Buyer;

(iv)	any loss of business from players, suppliers, Brand Ambassadors or other commercial persons (and excluding, for the elimination of doubt, any action taken by a Relevant Authority) resulting from the announcement or pendency of the Contemplated Transactions;

(v)	acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Deed; or

(vi)	any material international or national calamities or earthquakes, hurricanes, other natural disasters or acts of god;

provided, that in each case of the preceding clauses (i), (ii), (v) or (vi), such matters do not have a disproportionate effect (relative to other participants in the same industry as the Oldford Group Companies) on the Oldford Group Companies (taken as a whole); and

provided, further, that neither (A) a failure by Oldford to meet its internal or estimated projections, budgets, plans or forecasts of its revenues, earnings, other financial performance or results of operations, nor (B) the cessation or prohibition of the operation of the Business or the elimination of any of the Oldford Group Companies’ ability to offer gaming products or services in any jurisdiction from which the Oldford Group Companies derived less than 5% of the gross gaming revenues of the Oldford Group Companies for the year ended December 31, 2013, shall, in and of itself, be a “Material Adverse Effect.”

“Material Employee” means any Employee whose annual cash compensation is greater than $[*****].

“Net Working Capital” means, as of any particular date, Current Assets minus Current Liabilities, each calculated as of immediately prior to, and without giving effect to, such date (or Completion). Net Working Capital shall be determined on a basis consistent with the Net Working Capital and Other Adjustments Calculation.

“Non-Disclosure Agreement” means the Non-Disclosure Agreement entered into between Buyer and Rational Group Limited on 22 August 2013.

“Object Code” means software, in machine-readable form, including all computer programming code, substantially or entirely in binary form, which is directly executable by a computer after suitable processing but without the intervening steps of compilation or assembly and all help, message and overlay files.

“Oldford Group Companies” means, collectively, Oldford (including after the Effective Time, the Surviving Company) and its subsidiaries, including those required to be set forth on Schedule 1, part 2, other than any Dormant Entity, and “Oldford Group Company” means any one of them. Notwithstanding the foregoing, the Oldford Group Companies shall include the Dormant Entities with respect to Schedule 6, Part 1, paragraphs 3.5, 14, 15.1, 18, 20 and 21; Schedule 3; Schedule 4; Schedule 5, part 1; and Schedule 7.

“Oldford Optionholders” means persons holding Vested Oldford Share Options.

“Oldford Share Awards” means all Contractual Obligations (other than in respect of Oldford Share Options) to issue ordinary shares of Oldford.

“Oldford Share Awards Holders” means persons holding Vested Oldford Share Awards.

“Oldford Share Options” means all options of Oldford that give any person a right to subscribe for or be issued or allotted, or are convertible or exercisable into, or exchangeable for any Equity Securities of Oldford.

“Oldford Shareholder Approval” means the affirmative vote of holders of not less than 75% of the issued and outstanding ordinary shares of Oldford at the Shareholders’ Meeting.

“Oldford Stipulation” means that certain Stipulation and Order of Settlement regarding Oldford, by and among Oldford and other persons named therein and the United States Attorney for the Southern District of New York, as ordered by the Honorable Leonard B. Sand, United States District Judge for the Southern District of New York on 31 July 2012.

“Oldford Stipulation Amount” means, as of a particular date, any and all outstanding or remaining amounts to be paid by Oldford to the United States pursuant to the Oldford Stipulation. As of the date hereof, the Oldford Stipulation Amount is $[*****].

“Oldford Stipulation Trustee” means an internationally recognized financial or other institution to be mutually agreed upon by Buyer and Sellers’ Representative.

“Open Source Materials” means all software, documentation or other material that is distributed as “free software”, “open source software” or under a similar licencing or distribution model, including the GNU General Public Licence (GPL), GNU Lesser General Public Licence (LGPL), Mozilla Public Licence (MPL), or any other licence described by the Open Source Initiative as set forth on www.opensource.org.

“Order” means any order, writ, Consent, judgment, injunction, decree, stipulation, settlement, ruling, determination or award entered by or with any Relevant Authority or arbitral body in a judicial, administrative or arbitration Action.

“Ordinary Course of Business” means an action taken by any person in the ordinary course of such person’s business which is consistent with the past customs and practices of such person (including past practice with respect to quantity, amount, magnitude and frequency), and which is taken in the ordinary course of the normal operations of such person, including, with respect to the Oldford Group Companies and the Business, any action which is contemplated in the 2014 Business Plan or the 2014 Forecast.

“Organisational Documents” means, with respect to any person (other than an individual), (a) the memorandum of association, articles of association, certificate or articles of incorporation, formation or organisation, and any joint venture, limited liability company, operating or partnership agreement and other similar documents entered into or adopted at any time or filed in connection with the creation, formation or organisation of such person; and (b) all bylaws, shareholders’ agreements, voting agreements, rights of first refusal and similar documents, instruments or agreements relating to the organisation or governance of such person.

“Original Consultants” means the Consultants who are engaged by the Oldford Group Companies on the date of this Deed.

“Original Employees” means the persons employed by the Oldford Group Companies on the date of this Deed.

“Other Adjustments Amount” means an amount equal to (i) $15,000,000 [*****] plus (ii) Cash, minus (iii) staff bonus accruals, minus (iv) dividends payable at Completion minus (v) director loans.

“Other Sellers” means the holders of allotted and issued ordinary shares of Oldford (other than the Warranting Sellers) as of the Completion Date.

“Outbound IP Licences” means, collectively, each licence or other Contractual Obligation pursuant to which any Oldford Group Company or Joint Venture grants to another person any right relating to or under, or covenants not to assert any right with respect to, any past, existing or future Company Intellectual property.

“Participating Equityholders” means the Sellers, the Oldford Optionholders, Oldford Share Awards Holders, the holders of any vested Interim Period Employee Shares, the holders of any vested Phantom Plan Equity Award Units outstanding immediately prior to the Effective Time and each one of them a “Participating Equityholder”.

“Participating Shares” means all (a) allotted and issued Shares, (b) Shares underlying Vested Oldford Share Awards, (c) Shares underlying Vested Oldford Share Options, (d) vested Interim Period Employee Shares and (e) vested Phantom Plan Equity Award Units, in each of (a), (b), (c), (d) and (e), outstanding as of immediately before the Effective Time.

“Paying Agent” means an internationally reputable firm providing paying agent services to be mutually agreed between Buyer and the Sellers’ Representative.

“Pension Scheme” means, with respect to any person, any pension scheme relating to an officer, director, employee, manager, consultant or other Affiliate of such person, including any defined benefit pension scheme relating to retirement.

“Per Share Completion Date Payment to Participating Equityholders” means an amount equal to the quotient of (a) the Completion Date Payment to Participating Equityholders” divided by (b) the number of Participating Shares.

“Per Share Deferred Payment Consideration” means an amount equal to the quotient of the (a) Deferred Payment Amount (plus any late fees accrued thereon in accordance with clause 3.5) divided by (b) the number of Participating Shares.

“Per Share Merger Consideration” means an amount equal to the sum of the Confirmed Per Share Completion Date Merger Consideration plus the Per Share Deferred Payment Consideration.

“Permit” means, with respect to any person, any licence, franchise, permit, Consent, approval, certificate or other similar authorisation (including Gaming Approvals) issued by, or otherwise granted by, any Relevant Authority or any other person to which or by which such person is subject or bound or to which or by which any property, business, operation or right of such person is subject or bound.

“Permitted Audit Acceleration Request” shall mean a request that a Tax assessment and/or audit closure notice be provided as regards to: (a) any audit commenced by a Tax Authority prior to Completion, and (b) any audit commenced by a Tax Authority after Completion but prior to the Release Date which did not arise due to an act, omission or transaction of an Oldford Group Company, Buyer or any of its Affiliates. For the elimination of doubt, a Permitted Audit Acceleration Request shall not include any settlement, compromise, consent to the taking of any action, or any offer, statement of intention or statement of consent as to any of the foregoing, or any admission or statement which may reasonably be construed as an admission of any matter under audit, except with the prior written consent of the Sellers’ Representative.

“Permitted Encumbrances” means (a) mechanic’s, materialman’s, warehouseman’s, carrier’s, service provider’s and other similar Encumbrances arising in the Ordinary Course of Business; (b) Encumbrances on goods in transit incurred pursuant to documentary letters of credit arising in the Ordinary Course of Business; and (c) Encumbrances for current Taxes and assessments not yet past due or the amount or validity of which are being contested in good faith pursuant to Actions that are proper for such a contest, and for which adequate reserves have been maintained in accordance with IFRS.

“Phantom Plan Equity Award Units” means Contractual Obligations (other than in respect of Oldford Share Options and Oldford Share Awards) entitling the holder thereof to consideration in an amount based on the value of ordinary shares of Oldford.

[*****]

“Reference Working Capital Amount” means either: (i) if the Completion Date is on or prior to the four-month anniversary of the date of this Deed, an amount equal to the Fixed Reference Working Capital Amount; or (ii) if the Completion Date is on any date following the four-month anniversary of the Date of this Deed, an amount (calculated in a manner consistent with the Net Working Capital and Other Adjustments Calculation) equal to the average Net Working Capital for the twelve most recently completed months immediately preceding the Completion Date (for each month calculated as of the last day of such month).

“Refund Threshold” has the meaning set forth in Exhibit B-5.

“Relevant Authority” means any international, federal, state, local, provincial, municipal or any government or political subdivision thereof, or any multinational organisation or authority or any authority, agency, body or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body, and the term “Relevant Authority” includes Gaming Authorities.

“Relevant 9-Month Period” means a period of nine calendar months commencing on the date hereof and each subsequent nine-month period thereafter, during the Interim Period.

“Representative” means, with respect to any person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such person, including legal counsel, accountants, and financial advisors.

“Resorts Agreement” means the agreement dated April 29, 2014, by and among Rational Services Limited, Oldford and DGMB Casino, LLC d/b/a Resorts Casino Hotel.

“Sellers” means the Warranting Sellers and the Other Sellers, collectively, and “Seller” means any of them.

“Senior Officer Agreements” means the executive employment agreements in form and substance reasonably satisfactory to Buyer, to be entered into by and between Buyer and each of the persons listed on Exhibit E.

“Service Document” means a claim form, summons, Order or other process relating to or in connection with any Action.

“Shares” means all ordinary shares of Oldford, including all (a) issued and allotted ordinary shares of Oldford, details of which are given in Schedule 1, part 4, (b) ordinary shares of Oldford underlying, or reserved for issuance under, any Oldford Share Option or Oldford Share Award and (c) Interim Period Employee Shares.

“Software” means all computer software, programs and databases (including Source Code, Object Code and all related applications and data files), firmware and documentation and materials relating thereto, together with any and all maintenance rights, service rights, programming rights, hosting rights, test rights, improvement rights, renewal rights and indemnification rights and any substitutions, replacements, improvements, error corrections, updates and new versions of any of the foregoing. Software shall include any set of instructions for execution by a computer processor (including source and object) language or medium and including, for the elimination of doubt, any closed or sets of instructions that are embodied or incorporated in any firmware.

“Source Code” means the non-executable, human readable version of any computer software, recorded in both printed format and in electronic media in machine readable format, with, as applicable, libraries, documentation, commentary, instructions, scripts, programmer specifications, notes (technical or otherwise), manuals, reference guides, tutorial literature, explanations, annotations and other documentation, including general flow-charts, input and output layouts, field descriptions, volumes and sort sequences, data dictionaries, file layouts, proposing requirements and calculation formulae and details of all algorithms and all software or developer’s tools required to compile and generate Object Code with the use of the source code.

“Standstill Period” means from the period commencing on the Deferred Payment Date and ending on the earlier of (a) the scheduled maturity date of the Debt under the Buyer Credit Agreements, and (b) the date on which the Debt under the Buyer Credit Agreements is paid in full and all commitments to lend under the Buyer Credit Agreements have been terminated (including any repayment and termination of commitments as a result of any refinancing or other arrangement to replace such Debt).

“Tax” or “Taxation” means (a) any and all national, federal, state, provincial, local or other taxes of any kind or nature, including those measured on, measured by or referred to as, income, corporation, alternative or add-on minimum, gross income, gross receipts, capital, capital gains, sales, use, ad valorem, franchise, licence, profits or excess profits, transfer, withholding, payroll, employment, national insurance, social, excise, severance, production, stamp, value added, real or personal property, windfall profits or any other taxes, customs duties or like assessments or charges of any kind whatsoever (whether computed on a separate or consolidated, unitary or combined basis, or in any other manner), and whether chargeable directly or primarily against or attributable directly or primarily to an Oldford Group Company, together with any interest and any penalties, additions to tax or other additional amounts with respect thereto, and any interest in respect of such penalties, fines, additions to tax or additional amounts; and (b) any Liability for the payment of any amounts of the types described in (a) as a result of being a transferee or successor, an indemnitor, whether by any express or implied obligation to indemnify any other person, or as a result of any obligation under any contract or arrangement with any other person with respect to such amounts, including Group Relief and any Taxes of a predecessor entity or of a person from whom an Oldford Group Company is considered to have acquired property.

“Tax Authority” means any Relevant Authority, body or official with Taxation, fiscal, revenue, customs or excise authority in any jurisdiction.

“Tax Losses” means all actual losses, liabilities, damages, judgments, penalties, bonds, dues, fines, interest, Taxes, fees, costs (including costs of investigation, defence and enforcement of this Deed), and expenses, including attorney’s fees and disbursements, arising from any breach of, or inaccuracy in, any Tax Warranty, or any breach, default or violation of the Tax Covenant; provided, that Tax Losses shall not include (i) any Losses arising from an Excluded Tax Event, and (ii) any Excluded Damages, except to the extent incurred by an Indemnified Person in respect of a Third Party Claim.

“Tax Covenant” means the covenants set forth in Schedule 7.

“Tax Return” means any return, report, election, notice, designation, declaration, information return or other document filed with or submitted to any Tax Authority in connection with any Tax, including any related accounts, computations, attachments, schedules or amendments.

“Tax Warranties” means the Warranties set out in Schedule 6, Part 1, Section 14.

“Taxation Statute” means any directive, statute, enactment, Law or regulation, wherever enacted or issued, providing for or imposing any Tax, or providing for the reporting, collection, assessment or administration of any Tax Liability, and shall include Orders, regulations, instruments, bylaws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, Law, Order, regulation or provision that amends, extends, consolidates or replaces the same or that has been amended, extended, consolidated or replaced by the same.

“Third Parties Act” means the Contracts (Rights of Third Parties) Act 1999.

“Third Party Beneficiaries” means (a) the Other Sellers in respect of this Deed, (b) the Oldford Group Companies and the Non-disparaged Persons in respect of clause 11 of this Deed and (c) with respect to clauses 14.3 (solely with respect to Buyer’s obligations thereunder), 19 and 22, each Financing Source and its successors and assigns.

“Transaction Documents” means this Deed, the Disclosure Letter, the Voting Agreement, the Indemnity Escrow Agreement, the Senior Officer Agreements, the Scheme of Merger, the indemnity letters attached as Exhibit L hereto, the Commitment Documents and all other Contractual Obligations to be entered into or delivered in connection therewith.

“Transaction Percentage” means, with respect to each Participating Equityholder, the quotient, expressed as a percentage, of (a) the number of Participating Shares owned by such Participating Equityholder immediately before the Effective Time, divided by (b) the aggregate number of Participating Shares.

“Vested Oldford Share Awards” means Oldford Share Awards which, pursuant to their terms or any acceleration approved by Oldford, are vested (but unissued) as of the Completion Date.

“Vested Oldford Share Options” means Oldford Share Options which pursuant to their terms or any acceleration approved by Oldford are vested as of the Completion Date.

“Warranties” means the warranties given in clause 7 and in Schedule 6 and “Warranty” shall be construed accordingly.

“2014 Business Plan” means the business plan of Oldford for the calendar year of 2014 as approved by the Board of Directors of Oldford and attached hereto as Exhibit G.

The following terms, as used in this Deed, have the meaning given to them in the clause or place indicated below:

Term:	Clause or Place Where Defined:
Acceptance Notice	clause 9.8.2

Acquisition Proposal	Schedule 4, part 4, paragraph 4.1

Actual Debt	clause 3.5.1(b)(i)

Actual Net Working Capital	clause 3.5.1(b)(ii)

Actual Other Adjustments Amount	clause 3.5.1(b)(iv)

Actual Reference Working Capital Amount	clause 3.5.1(b)(iii)

Additional Fee	clause 8.5.3(b)

Alternative Financing	Schedule 4, part 10, paragraph 10.1

Arbitration Award	clause 19.2.1

Assets	Schedule 6, part 1, paragraph 8.1.1

Bring-Down Failure	clause 8.6.6

Buyer	Preamble

Buyer Indemnified Person	clause 9.1

Buyer Parent	Preamble

Buyer Parties	clause 8.7.1(b)(ii)

Buyer Termination Fee	clause 8.5.3(b)

Buyer’s Position	clause 3.7.1

CA Firm Dispute Expenses	clause 3.7.4(c)

Cash Account	clause 3.6.2(a)

Cash Account Balance	clause 3.6.2(a)

Cash Completion Date Amount	clause 3.3.3(a)

Certificate	clause 2.6.1

Collateral Source	clause 9.13

Commitment Documents	Schedule 6, part 3, paragraph 3.7.2

Commitment Letters	Schedule 6, part 3, paragraph 3.7.1

Completion Balance Sheet	clause 3.5.1(a)

Completion Certificate	clause 3.2

Completion Date Payment to Participating Equityholders	clause 3.3.1

Completion Date Purchase Price	clause 3.3.3

Confirmed Completion Balance Sheet	clause 3.5.5

Confirmed Debt	clause 3.5.5

Confirmed Net Working Capital	clause 3.5.5

Confirmed Other Adjustments Amount	clause 3.5.5

Term:	Clause or Place Where Defined:
Confirmed Reference Working Capital Amount	clause 3.5.5

Copyrights	clause 1.1 (Definition of “Intellectual Property”)

Data Protection Legislation	Schedule 6, part 1, paragraph 7.1

Deductible	clause 9.3

Deed	Preamble

Deferred Payment Amount	clause 3.6.1(a)

Deferred Payment Date	clause 3.6.1(a)

Definitive Agreements	Schedule 4, part 10, paragraph 10.1

Deposit Account	clause 3.4.1

Dispute Notice	clause 9.8.2

Dissenting Shares	clause 2.7

Dormant Entities	Schedule 6, part 1, paragraph 2.2.1

Effective Time	clause 2.2.1

Escrow Agent	clause 3.4.2

Estimated Completion Balance Sheet	clause 3.2

Estimated Debt	clause 3.2.1

Estimated Net Working Capital	clause 3.2.2

Estimated Other Adjustments Amount	clause 3.2.4

Estimated Reference Working Capital Amount	clause 3.2.3

Exercising Party	clause 8.2.1

Expense Fund	clause 3.4.3(a)

Expense Fund Agent	clause 3.3.2(a)(ii)

Expense Fund Escrow Agreement	clause 3.4.3(a)

Extended Long Stop Date	clause 8.2.1

Extension Period	clause 8.2.2

Extension Period Stop Date	clause 8.2.2

Fee Letters	Schedule 6, part 3, paragraph 3.7.2

Final Completion Statement	clause 3.5.1(b)

Final Long Stop Date	clause 8.2.2

Financing	Schedule 6, part 3, paragraph 3.7.1

Financing Commitments	Schedule 6, part 3, paragraph 3.7,1

Forward-Looking Data	Schedule 6, part 3, paragraph 3.9

Indemnified Person	clause 9.5

Term:	Clause or Place Where Defined:
Indemnifying Person	clause 9.5

Indemnity Claim Amount	clause 9.8.1

Indemnity Escrow Account	clause 3.4.2

Indemnity Escrow Agreement	clause 3.4.2

Indirect Tax	Schedule 6, part 1, paragraph 14.11.5

Initial Long Stop Date	clause 8.2

Insurance Policies	Schedule 6, part 1, paragraph 9.2.1

Intellectual Property Registrations	Schedule 6, part 1, paragraph 5.1.1

Interim Period Employee Shares	Schedule 4, part 2, paragraph 2.2.1 (a)(ii)

Investment Entity	Schedule 6, part 1, paragraph 2.2.6(b)

LCIA	clause 19.2.1

Leased Real Property	Schedule 6, part 1, paragraph 12.2

Letter of Transmittal	clause 2.6.1

Liability Cap	clause 9.3

Liquidated Damages Exception	clause 8.7.2

Long Stop Termination Effective Date	clause 8.2

Material Contract	Schedule 6, part 1, paragraph 15.1

Material IP Claim	Schedule 6, part 1, paragraph 5.6

Materiality Qualifier	clause 8.3.1 (a)(ii)

Merger	Preamble

Merger Consideration	clause 3.1.1

Merger Consideration Adjustments	clause 3.5.6

Merger Notice Period	clause 10.6.2

Merger Sub	Preamble

Mini-Basket	clause 9.3

Net Working Capital and Other Adjustments Calculation	clause 3.2

Non-disparaged Persons	clause 11.5

Notice of Claim	clause 9.5

Notice of Merger	clause 10.6.2

Oldford	Preamble

Oldford Real Property	Schedule 6, part 1, paragraph 12.2

Oldford Stipulation Trust Account	Schedule 4, part 4, paragraph 5

Oldford Subsidiary/Oldford Subsidiaries	Schedule 6, part 1, paragraph 2.2.1

Term:	Clause or Place Where Defined:
OFAC	Schedule 6, part 1, paragraph 21.5.8

Owned Real Property	Schedule 6, part 1, paragraph 12.1

Panel	clause 19.2.1

Patent Rights	clause 1.1 (Definition of “Intellectual Property”)

Paying Agent Agreement	clause 3.4.5

Post-Signing Event	clause 8.3.2(a)

Post-Completion Tax Period	Schedule 7, part 1, paragraph 1.1(c)

Pre-Completion Tax Period	Schedule 7, part 1, paragraph 1.1(c)

Real Property Leases	Schedule 6, part 1, paragraph 12.2

Receivable	Schedule 6, part 1, paragraph 8.2

Refund Event	clause 8.6

Registrar	clause 2.1

Related Party Agreements	Schedule 6, part 1, paragraph 18.3

Release Date	clause 3.4.2(a)

Relevant Gaming Authority	clause 8.6.3

Remote Location	clause 19.2.2

Required Deposit Period	clause 3.6.2(a)

Sanctioned Person	Schedule 6, part 1, paragraph 21.5.8

Scheme of Merger	clause 2.1

Seller Indemnified Person	clause 9.4

Seller Representative Indemnitees	clause 2.10.5

Sellers’ Objection	clause 3.5.3

Sellers’ Position	clause 3.7.1

Sellers’ Representative	Preamble

Shareholders’ Meeting	clause 10.6.1

Shareholders’ Meeting Notice	clause 10.6.1

Straddle Period	Schedule 7, part 1, paragraph 1.1(b)

Substantial Supplier	Schedule 6, part 1, paragraph 16.1

Surviving Company	clause 2.1

Tax Claim	Schedule 7, part 1, paragraph 1.3(a)

Terminating Party	clause 8.2

Third Party Claim	clause 9.6.1

Trademarks	clause 1.1 (Definition of “Intellectual Property”)

Term:	Clause or Place Where Defined:
Transfer Pricing Studies	Schedule 6, part 1, paragraph 14.9.1

Transfer Taxes	Schedule 7, part 1, paragraph 1.2

TSX	clause 10.2

Voting Agreement	Preamble

Waived Event	Clause 9.3.2(c)

Warranting Seller/Warranting Sellers	Preamble

Certain other terms have the meaning given to them in Schedule 7.

1.2	Contents page and headings

In this Deed the contents page and headings are included for convenience only and do not affect the interpretation or construction of this Deed.

1.3	Clauses and Schedules

In this Deed:

1.3.1	the Introduction, Schedules and Exhibits form part of this Deed and shall have the same force and effect as if expressly set out in the body of this Deed and any reference to this Deed shall include the Introduction and the Schedules;

1.3.2	any reference to the Introduction is a reference to the statements about the background to this Deed made above; and

1.3.3	any reference to a clause, Schedule or Exhibit is a reference to a clause or Exhibit of, or Schedule to, this Deed and any reference in a Schedule to a part or paragraph is to a part or paragraph of that Schedule.

1.4	Meaning of references

In this Deed any reference to (unless the context clearly requires otherwise):

1.4.1	any accounting term shall (unless otherwise specifically provided herein) have the meaning customarily given such term in accordance with IFRS and all financial computations hereunder shall be made in accordance with IFRS consistently applied;

1.4.2	a company is to any company, corporation or other body corporate wherever and however incorporated or established;

1.4.3	a document is to that document as supplemented, otherwise amended, replaced or novated from time to time;

1.4.4	“dollars” or “$” is to United States dollars; “U.S.” or “USA” is to the United States of America;

1.4.5	the masculine, feminine or neuter gender includes the other genders and any reference to the singular includes the plural (and vice versa);

1.4.6	including means “including without limitation”, in particular means “in particular but without limitation” and other general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

1.4.7	or shall not be exclusive;

1.4.8	a person includes any individual, firm, company, limited liability company, joint stock or other company, Relevant Authority, joint venture, association, trust or partnership, works council, employee representative body or any other entity of any kind (whether or not having a separate legal personality);

1.4.9	a person includes a reference to that person’s legal personal representatives and successors;

1.4.10	a regulation includes any regulation, rule, directive, request or guideline (whether or not having the force of law) of any Relevant Authority;

1.4.11	a statute or statutory provision includes any consolidation or re-enactment, modification or replacement of the same and any subordinate legislation in force under any of the same from time to time, except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this Deed would extend or increase the Liability of any party to another under this Deed;

1.4.12	a time of the day is to London time and any reference to a day is to a period of 24 hours running from midnight to midnight;

1.4.13	time periods within or following which any payment is to be made or act is to be done shall be calculated excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day; and

1.4.14	a writing shall include any modes of reproducing words in a legible and non-transitory form provided that emails shall be deemed to be in writing for these purposes.

1.5	Meaning of parties

In this Deed any reference to a party or the parties is to a party or the parties (as the case may be) to this Deed and shall include any successors and permitted assignees of such party.

1.6	United Kingdom Companies Act of 2006 definitions

In this Deed:

1.6.1	the words and expressions “accounting reference period”, and “body corporate”, have the meanings given to them in the United Kingdom Companies Act of 2006; and

1.6.2	“subsidiary” has the meaning given to it in the United Kingdom Companies Act of 2006 save that, for the purposes of s 1159 United Kingdom Companies Act of 2006, a person shall be treated as a member of another company if:

(a)	any of its subsidiaries is a member of that subsidiary; or

(b)	any shares in that other company are held by a person acting on behalf of that person or any of its subsidiaries.

2.	THE MERGER

2.1	The Merger

Upon the terms and subject to the conditions set forth in this Deed, at Completion the parties hereto shall cause the Merger to be consummated by Oldford and Merger Sub executing and delivering a scheme of merger, substantially in the form attached hereto as Exhibit A-2 (the “Scheme of Merger”), which shall be filed on the Completion Date with the Isle of Man Registrar of Companies (the “Registrar”), together with such other resolutions, statutory declarations, notices, consents and other documents required to be filed by the Companies Act. Subject to the terms and conditions of this Deed, at the Effective Time, Merger Sub shall be merged with and into Oldford in accordance with, and with the effects provided in, the applicable provisions of the Companies Act, and Oldford shall be the surviving company resulting from the Merger (the “Surviving Company”) and, as a result, shall become a wholly owned subsidiary of Buyer, shall continue to be governed by the laws of the Isle of Man in accordance with the Companies Act and shall succeed to and assume all of the rights and obligations of Merger Sub, and the separate corporate existence of Merger Sub shall cease.

2.2	Effective Time; Effect of Merger

2.2.1	The Merger shall become effective on the date on which the Registrar issues the certificate of merger pursuant to section 154(3)(b) of the Companies Act (the “Effective Time”).

2.2.2	The Merger shall have the effects set forth in this Deed, the Scheme of Merger and the Companies Act (including section 156 thereof). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of Oldford and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Oldford and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.3	M&A of Association of the Surviving Company

Oldford’s M&A of Association, as amended and in effect immediately prior to the Effective Time, shall be amended in the Merger to be in the form of Exhibit A-3 and, as so amended, such M&A of Association shall be the M&A of Association of the Surviving Company until thereafter amended as provided therein or by applicable Law.

2.4	Directors and Officers of and Other Details Concerning the Surviving Company

2.4.1	The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the M&A of Association of the Surviving Company.

2.4.2	The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company immediately following the Effective Time until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the M&A of Association of the Surviving Company.

2.4.3	The registered agent of Merger Sub immediately prior to the Effective Time shall be the registered agent of the Surviving Company following the Effective Time until such time as it may be replaced or resign in accordance with the Companies Act.

2.4.4	The registered office of Merger Sub immediately prior to the Effective Time shall be the registered office of the Surviving Company following the Effective Time until such time as it may be changed in accordance with the Companies Act.

2.5	Conversion of Shares and Oldford Share Options

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Oldford or Merger Sub:

2.5.1	Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value $0.001 per share, of the Surviving Company.

2.5.2	(a) All Shares that are owned by Oldford, whether as treasury stock or otherwise (if any), immediately prior to the Effective Time and (b) unvested Oldford Share Awards and unvested Oldford Share Options shall be automatically cancelled and shall cease to exist and no consideration shall be delivered or due in exchange therefor.

2.5.3	In addition to the foregoing conversion, at the Effective Time, the Surviving Company shall issue 10,000,000 ordinary shares, par value $0.001 per share, of the Surviving Company to Buyer in consideration for the deposit of the Merger Consideration with the Paying Agent.

2.5.4	Each Participating Share (other than (i) Shares to be cancelled in accordance with clause 2.5.2 and (ii) any Dissenting Shares) shall be automatically converted into the right to receive, without interest, an amount in cash equal to the Per Share Merger Consideration, on the terms and subject to the conditions of this Deed (including clause 9). All such Participating Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of Participating Shares in book-entry form) that immediately prior to the Effective Time represented any such Participating Shares shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration.

2.5.5	The Per Share Merger Consideration shall be adjusted to the extent necessary to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to the Shares occurring or having a record date on or after the date of this Deed and prior to the Effective Time; provided that this clause 2.5.5 shall not affect or supersede the provisions of Schedule 4, clause 2.

2.6	Exchange of Certificates.

2.6.1

Exchange Procedures. (i) On or prior to the Completion Date, the Sellers’ Representative shall mail to each Participating Equityholder as of the date of this Deed, and (ii) at, or not later than the third day immediately following, the Effective Time, the Surviving Company shall mail to each Participating Equityholder of record as of the Effective Time (other than Sellers referred to in the immediately preceding clause (i)), which immediately prior to the Effective Time represented Participating Shares and whose Participating Shares were converted pursuant to clause 2.5.4 into the right to receive the Per Share Merger Consideration in respect of each Participating Share, (A) a letter of transmittal, substantially in the form attached as Exhibit A-4 and subject to changes required by the Paying Agent

(each, a “Letter of Transmittal”), and (B) instructions for use in effecting the surrender of their Participating Shares in exchange for payment of the Merger Consideration. Upon surrender of a Participating Share (including a physical certificate or book-entry representing such Participating Share (if any) (a “Certificate”)) for cancellation to the Paying Agent, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions therewith, the holder of such Participating Share shall be entitled to receive in exchange therefor the Per Share Merger Consideration (paid in accordance with the terms and subject to the conditions of this Deed), without interest, for each Participating Share formerly in effect, and the Participating Share so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered certificate representing the Participating Share is registered, it shall be a condition of payment that (A) the certificate representing the Participating Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such certificate representing the Participating Share surrendered or shall have established to the reasonable satisfaction of the Surviving Company and the Paying Agent that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this clause 2.6.1, each Participating Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by clause 2, without interest.

2.6.2	Transfer Books; No Further Ownership Rights in Shares. The applicable Merger Consideration paid (in accordance with the terms and subject to the conditions of this Deed) in respect of Participating Shares upon the surrender for exchange of Certificates (if applicable) in accordance with the terms of this clause 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Participating Shares previously represented by such Certificates, and, at the Effective Time, the stock transfer books of Oldford shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the Participating Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of Participating Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Participating Shares, except as otherwise provided for herein or by applicable Law. If, at any time after the Effective Time, Certificates are presented to the Surviving Company or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this clause 2.

2.6.3	No Liability. Notwithstanding any provision of this Deed to the contrary, none of the parties or the Surviving Company shall be liable to any person for Merger Consideration delivered to a Relevant Authority pursuant to any applicable abandoned property, escheat or similar Law.

2.6.4	Tax Withholding. The Paying Agent and the Surviving Company shall be entitled to deduct and withhold from any amount otherwise payable to any person pursuant to this Deed such amounts as are required to be deducted and withheld with respect to the making of such payment under any Taxation Statute. To the extent amounts are so withheld and paid over to the appropriate Tax Authority, the withheld amounts shall be treated for all purposes of this Deed as having been paid to the person in respect of which such deduction and withholding were made.

2.7	Dissenting Shares.

Notwithstanding any provision of this Deed to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any person who is entitled to exercise, and properly exercises, dissenter’s rights with respect to such Shares pursuant to the Companies Act by reason of Section 161 thereof (the “Dissenting Shares”) and who complies in all respects with, the provisions of Section 161 of the Companies Act, shall not be converted into, exchangeable for or represent the right to receive, their respective portion of the Merger Consideration. Any such person shall instead be entitled to receive payment of the fair value of such person’s Dissenting Shares in accordance with the provisions of Part X of the Companies Act; provided, however, that all Dissenting Shares held by any person who shall have failed to perfect or who otherwise shall have withdrawn, in accordance with Part X of the Companies Act, or lost such person’s rights to demand payment in respect of such Dissenting Shares under Part X of the Companies Act shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive their respective portion of the Merger Consideration, without any interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such Shares in accordance with this Deed. For the elimination of doubt, a Participating Equityholder that owns or holds unexercised or unissued Oldford Share Awards, Oldford Share Options, or Interim Period Employee Shares, or Phantom Plan Equity Award Units, shall have no right to exercise dissenter’s rights with respect to such securities pursuant to the Companies Act.

2.8	Appointment of the Sellers’ Representative

Each Participating Equityholder irrevocably and unconditionally appoints by way of security the Sellers’ Representative as its agent and attorney, and authorises the Sellers’ Representative to act on its behalf and in its name, to do, perform, sign, execute and deliver every act, deed, document and thing required or permitted to be done, performed, signed, executed or delivered (as the case may be) in connection with the Contemplated Transactions, as fully to all intents and purposes as such Participating Equityholder might or could do in person, including to:

2.8.1	execute and deliver each of the Transaction Documents (other than this Deed, the Voting Agreement, Letter of Transmittal or the Senior Officer Agreements);

2.8.2	execute and deliver, from time to time, such amendments to the Transaction Documents (other than the Senior Officer Agreements), including for greater certainty the Deed, as the Sellers’ Representative deems necessary or desirable;

2.8.3	execute and deliver any and all instruments of transfer including share transfer deeds and endorsements;

2.8.4	give, from time to time, such waivers in relation to any Transaction Document as the Sellers’ Representative deems necessary or desirable;

2.8.5	deliver and receive any opinion, certificate or other document provided pursuant to, or in connection with, any Transaction Document and agree to waive the requirement for any such opinion, certificate or other document or modify the terms thereof to such extent and in such manner as the Sellers’ Representative deems necessary or desirable;

2.8.6	deliver any notice required to be delivered by any Participating Equityholder under, or in connection with, a Transaction Document;

2.8.7	receive any notices required to be delivered to any Participating Equityholder under, or in connection with, a Transaction Document;

2.8.8	authorise any payment to be made under, or in connection with, any Transaction Document;

2.8.9	take any and all action on behalf of any Participating Equityholder from time to time as the Sellers’ Representative may deem necessary or desirable to resolve and/or settle any claims under, or in connection with, any Transaction Document, including consenting to, pursuing, defending, compromising or settling any claim, conducting negotiations with Buyer regarding any such claim and engaging counsel, accountants or other agents in connection with any of the foregoing;

2.8.10	incur any other reasonable expenses in connection with all matters and actions set out in any Transaction Document, or otherwise in respect of the Contemplated Transactions;

2.8.11	interact with Buyer with respect to all matters arising under, or in connection with, any Transaction Document and make any other decision or election or exercise such rights, power and authority as are incidental to the foregoing;

2.8.12	instruct the Escrow Agent to transfer to the Expense Fund on the Release Date (or thereafter), out of the Indemnity Escrow Account, as the case may be, such funds as are available for distribution to the Sellers at such time, in an amount determined in good faith by the Sellers’ Representative, for purposes of performing the Sellers’ Representative duties and obligations under this clause 2.8; and

2.8.13	make use of the Expense Fund as may otherwise be required for purposes of performing the Sellers’ Representative duties and obligations pursuant to this Deed.

2.9	Replacement of the Sellers’ Representative

In the event of the death, disability or incapacity of Igal Mark Scheinberg, Pinhas Schapira shall automatically succeed Igal Mark Scheinberg as the Sellers’ Representative as if Pinhas Schapira had been appointed hereunder as of the date of this Deed and the provisions of clause 2.8 shall apply as if Pinhas Schapira had been so appointed. Igal Mark Scheinberg may resign as the Sellers’ Representative by delivering written notice thereof to Buyer, Sellers and Pinhas Schapira and, concurrently with the delivery of such notice, Pinhas Schapira shall automatically succeed Igal Mark Scheinberg as the Sellers’ Representative as if Pinhas Schapira had been appointed hereunder as of the date of this Deed and the provisions of clause 2.8 shall apply as if Pinhas Schapira had been so appointed. Upon the death, disability, incapacity or resignation of Pinhas Schapira as Seller’s Representative, Sellers who held, in the aggregate, 65% of the Transaction Percentage are required, within 30 days from such terminating event, to designate Pinhas Schapira’s successor as Sellers’ Representative by delivering a written notice to Buyer and the other Sellers who such designating Sellers reasonably believe is the appropriate person to carry out the duties and perform the obligations of the Sellers’ Representative pursuant to this Deed and the provisions of this clause 2.9 shall similarly apply to such designee. In the event that the Sellers fail to designate a successor Sellers’ Representative within the 30-day period as required by this clause 2.9, then the person with the highest Transaction Percentage shall automatically, without any further action, become the Sellers’ Representative as if such person had been appointed hereunder and Buyer shall be entitled to rely upon all instructions from such person in all circumstances.

2.10	Actions by the Sellers’ Representative and receipt

2.10.1

A decision, act, consent or instruction of the Sellers’ Representative, including an amendment, extension or waiver of this Deed, shall constitute a decision of the Sellers and shall be final, binding and conclusive upon the

Sellers; and Buyer may conclusively and absolutely rely, without any inquiry, upon any such decision, act, consent or instruction of the Sellers’ Representative as being the decision, act, consent or instruction of the Sellers. Buyer is hereby relieved from any Liability to any person, including any Seller, for any acts done by it in accordance with or reliance upon such written decision, act, consent or instruction of the Sellers’ Representative.

2.10.2	Receipt by the Paying Agent, the Escrow Agent or the Sellers’ Representative, in each case, at the Sellers’ Representative’s written instruction or consent, of any funds, or the receipt by the Sellers’ Representative of any completed documentation to be provided by Buyer in satisfaction of any of its obligations under this Deed, shall be deemed accepted by each of the Sellers as a full and complete discharge of that obligation and Buyer shall not be concerned with the basis upon which those funds or documents are distributed among the Sellers.

2.10.3	All notices, counter notices or other instruments or designations delivered by any Seller in regard to this Deed shall not be effective unless, but shall be effective if, signed by the Sellers’ Representative, and, if not, such document shall have no force or effect whatsoever, and Buyer and Oldford (after Completion) and any other person may proceed without regard to any such document.

2.10.4	All notices, counter notices or other communications required to be made or delivered by Buyer to Sellers shall be made to the Sellers’ Representative for the benefit of Sellers, and any notices so made shall discharge in full all notice requirements of Buyer to Sellers with respect thereto. All notices or other communications required to be made or delivered by Sellers to Buyer shall be made by the Sellers’ Representative for the benefit of Sellers and any notices so made shall discharge in full all notice requirements of Sellers to Buyer with respect thereto.

2.10.5	Each Participating Equityholder shall severally and not jointly indemnify and hold harmless the Sellers’ Representative and its successors, permitted assigns, Affiliates, directors, officers, employees and agents (collectively, “Seller Representative Indemnitees”) against all Losses incurred or sustained by a Seller Representative Indemnitee in connection with any Action to which such Seller Representative Indemnitee is made a party by reason of any act or omission in connection with its role as the Sellers’ Representative, except for fraud or wilful misconduct by the Sellers’ Representative or such Seller Representative Indemnitee. The Sellers’ Representative may reimburse himself for any amount incurred by or otherwise owing to the Sellers’ Representative under the terms of any Transaction Document (whether for fees, expenses, indemnification claims or otherwise) from the Expense Fund against proper invoices or receipts; provided, that if the Expense Fund is depleted, the Sellers’ Representative may reimburse himself from any portion of the Indemnity Escrow Amount that has been distributed to the Paying Agent for the benefit of the Participating Equityholders following the Release Date. In the event that the Sellers’ Representative determines that any expense or payment is appropriate or desirable in connection with the exercise of its duties as Sellers’ Representative or otherwise in connection with the protection of the rights of the Participating Equityholders, and if such amount is not available from the Expense Fund, then each Participating Equityholder shall, in accordance with instructions provided by the Sellers’ Representative, provide its pro-rata portion of such payment or expense (determined by the Transaction Percentage of each Participating Equityholder).

2.10.6	Each Seller hereby irrevocably and unconditionally releases and waives any and all claims and demands of any kind whatsoever (whether existing now or in the future, including with respect to contingent liabilities), it, she or he may or will have against the Sellers’ Representative and any Seller Representative Indemnitee in relation to the performance (or non-performance) of any of the rights and duties of the Sellers’ Representative pursuant to this Deed (including in respect of any Losses or Liabilities that such Seller may incur pursuant to any action or default of the Sellers’ Representative or any Seller Representative Indemnitee), except in the case of fraud or wilful misconduct by the Sellers’ Representative or such Seller Representative Indemnitee.

3.	MERGER CONSIDERATION

3.1	Aggregate Merger Consideration

The aggregate merger consideration payable for the Participating Shares is an amount equal to (the “Merger Consideration”):

(a)	the Confirmed Completion Date Purchase Price; plus

(b)	the Deferred Payment Amount,

which Merger Consideration shall be calculated by reference to and be payable in accordance with this clause 3.

3.2	Estimate of Merger Consideration

At least seven Business Days prior to the Completion Date, Oldford shall prepare in accordance with IFRS and deliver to Buyer the consolidated balance sheet of Oldford estimated as of the Completion Date (the “Estimated Completion Balance Sheet”) and a certificate (substantially in the form of Exhibit H attached hereto) executed by the chief financial officer of Oldford (the “Completion Certificate”) which shall include the following:

3.2.1	as at the Completion Date, in accordance with the Estimated Completion Balance Sheet, all Debt of Oldford as set out on the Estimated Completion Balance Sheet (the “Estimated Debt”);

3.2.2	as at the Completion Date, in accordance with the Estimated Completion Balance Sheet, the Net Working Capital as of the Completion Date (the “Estimated Net Working Capital”), which shall be made in a manner consistent with the example set forth in Schedule 2 (the “Net Working Capital and Other Adjustments Calculation”). Such example is for illustrative purposes only and neither Oldford nor the Warranting Sellers warrant that any of the results depicted in such example shall actually be achieved;

3.2.3	as applicable, either (i) the Fixed Reference Working Capital Amount or (ii) the Reference Working Capital Amount (as applicable, the “Estimated Reference Working Capital Amount”), which, in the case of this clause (ii), shall be made in a manner consistent with the example set forth in the Net Working Capital and other Adjustments Calculation; and

3.2.4	as at the Completion Date, in accordance with the Estimated Completion Balance Sheet, the Other Adjustments Amount, which shall additionally be made in a manner consistent with the example set forth in the Net Working Capital and Other Adjustments Calculation (the “Estimated Other Adjustments Amount”).

Following receipt of the Completion Certificate, Oldford shall provide Buyer and its Representatives with access to all accounting books and records reasonably requested by Buyer to review the Estimated Completion Balance Sheet, Estimated Debt, Estimated Net Working Capital, Estimated Reference Working Capital Amount and the Estimated Other Adjustments Amount and all work papers prepared by Oldford or its Representatives in connection with such calculations, and Oldford shall make reasonably available its Representatives responsible for the preparation of the Completion Certificate, Estimated Completion Balance Sheet, Estimated Debt, Estimated Net Working Capital, Estimated Reference Working Capital Amount and the Estimated Other Adjustments Amount in order to respond to inquiries of Buyer.

Prior to Completion, Oldford, the Sellers’ Representative and Buyer shall act reasonably in resolving in good faith any disagreements concerning the computation of any of the items included in the Completion Certificate or contained in the Estimated Completion Balance Sheet; provided, that it is acknowledged and agreed that if any disagreements cannot be resolved, then the Completion shall occur on the basis of the Estimated Completion Balance Sheet, Estimated Debt, Estimated Net Working Capital, Estimated Reference Working Capital Amount and the Estimated Other Adjustments Amount included with the Completion Certificate provided by Oldford and that any unresolved disagreements shall be deferred for resolution pursuant to the post-Completion Merger Consideration adjustment process described in clause 3.5.

3.3	Completion Date Payments

3.3.1	At the Effective Time, Buyer shall pay to the Paying Agent for the benefit of all the Participating Equityholders an amount equal to the sum of the following:

(a)	the Completion Date Purchase Price (as determined pursuant to clause 3.3.3 below); minus

(b)	the Deposit Amount; minus

(c)	the Indemnity Escrow Amount; minus

(d)	the Expense Fund Amount.

The sum of the foregoing clauses (a) through (e) above plus the Deposit Amount shall be referred to as the “Completion Date Payment to Participating Equityholders”.

The parties acknowledge that the Paying Agent will distribute the Completion Date Payment to Participating Equityholders’ to the Participating Equityholders in accordance with clause 2, the Participating Equityholders’ respective Letters of Transmittal and the terms of the Paying Agent Agreement (and, for the elimination of doubt, the Participating Equityholders will be entitled to receive, in accordance with and subject to clause 2, the Participating Equityholders’ respective Letters of Transmittal and the terms of the Paying Agent Agreement, an amount equal to the Per Share Completion Date Payment to Participating Equityholders for each of their respective Participating Shares).

3.3.2	At the Effective Time:

(a)	Buyer shall:

(i)	from the Completion Date Purchase Price, pay the Indemnity Escrow Amount to the Escrow Agent; and

(ii)	from the Completion Date Purchase Price, pay the Expense Fund Amount to the account of a person designated in writing by the

Sellers’ Representative (the “Expense Fund Agent”) (which, for the elimination of doubt, is a portion of the Completion Date Purchase Price that is payable at Completion to the Participating Equityholders).

(b)	Oldford shall deliver the Deposit Amount to the Paying Agent (which, for the elimination of doubt, is counted toward the Completion Date Purchase Price).

3.3.3	The portion of the Merger Consideration payable by Buyer pursuant to this Deed at the Effective Time for the benefit of the Participating Equityholders (the “Completion Date Purchase Price”) shall be equal to the sum of the following:

(a)	$4,500,000,000 (the “Cash Completion Date Amount”); minus

(b)	the Estimated Debt; minus

(c)	if the Estimated Net Working Capital is less than the Estimated Reference Working Capital Amount, the difference between the Estimated Reference Working Capital Amount and the Estimated Net Working Capital; plus

(d)	if the Estimated Net Working Capital is greater than the Estimated Reference Working Capital Amount, the difference between the Estimated Net Working Capital and the Estimated Reference Working Capital Amount; plus

(e)	the Estimated Other Adjustments Amount.

3.4	Deposit; Escrow; Expense Fund; Paying Agent;

3.4.1	Deposit Amount. Concurrently with the execution of this Deed, Buyer shall pay the Deposit Amount into an account designated in writing by Oldford (the “Deposit Account”). The Deposit Amount shall be held by Oldford in a segregated account until the earlier to occur of the following: (i) the Effective Time, in which case the Deposit Amount will be transferred by Oldford to the Paying Agent in partial satisfaction of the Completion Date Payment to Participating Equityholders; (ii) termination of this Deed that does not result in a Refund Event, in which case the Deposit Amount will be distributed by Oldford to the Paying Agent for the benefit of the Participating Equityholders pursuant to clause 8.6; and (iii) termination of this Deed that results in a Refund Event, in which case the Deposit Amount will be paid by Oldford to Buyer in accordance with clause 8.6.

3.4.2

Indemnity Escrow Agreement. To provide for an escrow to secure and to serve as a fund in respect of the obligations of Participating Equityholders under clause 9.1 and clause 9.2, Buyer, the Sellers’ Representative and Deutsche Bank (London Branch), as escrow agent (the “Escrow Agent”) shall, at Completion, enter into an escrow agreement substantially in the form of Exhibit I (the “Indemnity Escrow Agreement”). At the Effective Time, Buyer shall pay the Indemnity Escrow Amount to the Escrow Agent who shall deposit the Indemnity Escrow Amount into an account (the “Indemnity Escrow Account”) established by the Escrow Agent pursuant to the terms of the Indemnity Escrow Agreement. The Indemnity Escrow Amount shall be invested in accordance with investment guidelines specified in the Indemnity Escrow Agreement. Subject to clause 9.8.2 and clause 9.8.4, the Indemnity Escrow Amount shall always be the initial source for indemnification claims, and any claims shall always first be made against the

Indemnity Escrow Amount until it has been depleted. Subject to, and in accordance with, clause 9.8, the Indemnity Escrow Amount shall be distributed to the Paying Agent for the benefit of the Participating Equityholders (by wire transfer of immediately available funds), as follows:

(a)	all funds in respect of the Indemnity Escrow Amount then deposited in the Indemnity Escrow Account, including all interest and profits accrued thereon, minus the sum of any amounts in respect of claims by any Buyer Indemnified Person then pending (which claims made pursuant to, and in accordance with, clause 9), shall be distributed on the 18-month anniversary of the Completion Date (the “Release Date”); and

(b)	such amounts in respect of such claims pending as of the Release Date by any Buyer Indemnified Person for indemnification (made pursuant to, and in accordance with, clause 9) will be distributed to the Paying Agent for the benefit of the Sellers, subsequent to the Release Date, upon final and binding resolution of any such claim in favour of the Sellers; provided, that if such final and binding resolution is in favour of a Buyer Indemnified Person, any such amounts shall be distributed to such Buyer Indemnified Person, as applicable;

provided, further, that, notwithstanding anything to the contrary contained in this Deed, to the extent the Warranting Sellers indemnify (other than from the Indemnity Escrow Account or the Expense Fund), in accordance with Clause 9, any Buyer Indemnified Person in respect of any Losses suffered by such Buyer Indemnified Person (other than where such payment is in respect of breach of: (i) any of the of the Warranting Sellers’ individual Warranties set out in Schedule 6 Part 2, or (ii) any of the Warranting Sellers’ personal covenants or undertakings), then the Warranting Sellers will have the right to be reimbursed from any available funds deposited in the Indemnity Escrow Account upon their release to the Participating Equityholders pursuant to Clauses 3.4.2(a) or 3.4.2(b), so that each Participating Equityholder (including any Warranting Seller) will ultimately contribute such Participating Equityholder’s pro-rata portion of any such indemnified Losses, based on such Participating Equityholder’s Transaction Percentage.

3.4.3	Expense Fund.

(a)

The Sellers’ Representative and the Expense Fund Agent shall, at Completion, enter into an escrow agreement (the “Expense Fund Escrow Agreement”). Immediately following the Effective Time, the Paying Agent shall deposit the Expense Fund Amount into an account (the “Expense Fund”) established by the Expense Fund Agent. The Expense Fund shall be invested as determined by the Sellers’ Representative from time to time. The Expense Fund Amount and any interest and profit accrued thereon are for (i) the use by the Sellers’ Representative to pay any costs, fees, indemnities and other expenses related to the performance by the Sellers’ Representative of his duties and obligations hereunder, on behalf of the Participating Equityholders, and (ii) the payment of any amount in respect of indemnification of any Buyer Indemnified Person pursuant to clause 9 that is due and payable. Funds shall be disbursed from the Expense Fund in accordance with written instructions from the Sellers’ Representative to the Expense Fund Agent from time to time. The outstanding balance of the Expense Fund shall be distributed by the Expense Fund Agent to the Participating

Equityholders at such time as determined by the Sellers’ Representative in its discretion. The portion of the Expense Fund Amount allocable to each Participating Equityholder shall be determined by multiplying the aggregate amount in the Expense Fund by such Participating Equityholder’s Transaction Percentage. Neither Buyer nor any Affiliate thereof nor any of their respective Representatives shall have any interest, right, Encumbrance or claim in respect of the Expense Fund and any amounts held therein. Neither Buyer nor any Affiliate thereof shall be allowed to take any action with respect to, or grant to any person any right with respect to, the Expense Fund and any amounts held therein, or instruct the Sellers’ Representative, the Expense Fund Agent or any other person regarding any actions to take with respect to the Expense Fund and any amounts held therein. Buyer shall have no Liability for any actions or inactions taken by the Sellers’ Representative regarding the Expense Fund and any amounts held therein.

(b)	Notwithstanding anything to the contrary contained in this Deed, to the extent the Warranting Sellers indemnify (other than from the Indemnity Escrow Account or the Expense Fund), in accordance with Clause 9, any Buyer Indemnified Person in respect of any Losses suffered by such Buyer Indemnified Person (other than where such payment is in respect of breach of: (i) any of the of the Warranting Sellers’ individual Warranties set out in Schedule 6 Part 2, or (ii) any of the Warranting Sellers’ personal covenants or undertakings), then, following the Release Date, the Warranting Sellers will have the right to be reimbursed from any available funds deposited in the Expense Fund, so that each Participating Equityholder (including any Warranting Seller) will ultimately contribute such Participating Equityholder’s pro-rata portion of any such indemnified Losses, based on such Participating Equityholder’s Transaction Percentage.

3.4.4	Payment and Shortfall. Any amount in respect of indemnification of any Buyer Indemnified Person for indemnification pursuant to, and in accordance with, clause 9 that is due and payable shall be released from the Indemnity Escrow Account and distributed to such Buyer Indemnified Person promptly after it becomes due and payable (and in any event within five Business Days), subject always to the provisions and limitations set forth in clause 9 and the Indemnity Escrow Agreement; provided, that to the extent such amount exceeds the portion of the Indemnity Escrow Amount then deposited in the Indemnity Escrow Account, then, subject to clause 3.4.3, (i) in case of a breach by a Participating Equityholder of (A) any of such Participating Equityholder’s Warranties set out in such Participating Equityholder’s Letter of Transmittal, or (B) any of such Participating Equityholder’s personal covenants or undertakings as set forth in such Participating Equityholder’s Letter of Transmittal, such Participating Equityholder will be liable to pay such excess promptly after becoming due and payable (and in any event within seven Business Days), and (ii) in all other cases, such excess will be paid promptly after becoming due and payable (and in any event within seven Business Days) by the Warranting Sellers to the Buyer on a pro-rata basis among the Warranting Sellers in accordance with each Warranting Seller’s Indemnification Percentage. For purposes of this Deed and the Indemnity Escrow Agreement, any amounts in respect of indemnification of any Buyer Indemnified Persons under this Deed shall become “due and payable” only upon either (a) a joint release or (b) pursuant to, and as specified in, an Arbitration Award rendered in accordance with clause 19.

3.4.5	Paying Agent Agreement. The Sellers’ Representative, Buyer and the Paying Agent shall, at Completion, enter into a paying agent agreement in form reasonably agreed to by Sellers’ Representative and Buyer (the “Paying Agent Agreement”) under which the Paying Agent shall, (a) act as paying agent with respect to the payment to each Participating Equityholder of such Participating Equityholder’s portion of the Merger Consideration to Participating Equityholders upon receipt by the Paying Agent of such Participating Equityholder’s duly executed Letter of Transmittal; (b) act as paying agent with respect to the payment to each Participating Equityholder of such Participating Equityholder’s portion of the Merger Consideration Adjustments, if any; (c) act as paying agent with respect to the payment to each Participating Equityholder of such Participating Equityholder’s portion of the Deferred Payment Amount; (d) act as paying agent with respect to the payment to each Participating Equityholder of any funds released from the Indemnity Escrow Account in accordance with this Deed and the Indemnity Escrow Agreement; and (e) act as paying agent with respect to the payment to each Participating Equityholder of any funds authorised by the Sellers’ Representative for release from the Expense Fund, in each of (a) through (e), in accordance with each Participating Equityholder’s Transaction Percentage, and (f) act as paying agent with respect to the payment of certain transaction expenses incurred by the Participating Equityholders in connection with the Contemplated Transactions.

3.5	Post-Completion Merger Consideration Adjustment

3.5.1	As soon as practicable, but in no event more than 90 days following the Completion Date, Buyer shall prepare, or cause to be prepared, and deliver to the Sellers’ Representative the following:

(a)	a consolidated balance sheet of Oldford as of the Completion Date prepared in accordance with IFRS (the “Completion Balance Sheet”); and

(b)	a certificate substantially in the form of Exhibit K executed by Buyer’s chief financial officer (the “Final Completion Statement”), setting forth each of the following:

(i)	as at the Completion Date, as set forth on the Completion Balance Sheet, the actual aggregate amount of Debt of Oldford (the “Actual Debt”);

(ii)	as at the Completion Date, as set forth on the Completion Balance Sheet, the actual Net Working Capital as of the Completion Date (“Actual Net Working Capital”), which shall be prepared in a manner consistent with the Net Working Capital and Other Adjustments Calculation;

(iii)	as applicable, either (A) the Fixed Reference Working Capital Amount or (B) the Reference Working Capital Amount (as applicable, the “Actual Reference Working Capital Amount”), which, in the case of this clause (B), shall be prepared in a manner consistent with the Net Working Capital and Other Adjustments Calculation; and

(iv)	as at the Completion Date, in accordance with the Completion Balance Sheet, the Other Adjustments Amount, which shall additionally be made in a manner consistent with the example set forth in the Net Working Capital and Other Adjustments Calculation (the “Actual Other Adjustments Amount”).

3.5.2	Sellers and their accountants shall complete their review of the Completion Balance Sheet and Final Completion Statement within 45 days after Buyer’s delivery thereof to the Sellers’ Representative. During such review period, Buyer shall provide the Sellers’ Representative with access to all accounting books and records reasonably requested by the Sellers’ Representative to review the Completion Balance Sheet and the Final Completion Statement and all work papers prepared by Buyer or its accountants in connection with such calculations, and Buyer shall make reasonably available its Representatives responsible for the preparation of the Completion Balance Sheet and Final Completion Statement in order to respond to the inquiries of the Sellers’ Representative. Failure by Buyer to provide such access and other cooperation in a timely manner shall have the effect of extending the 45-day period set out in this clause and in clause 3.5.3, which extended period shall be agreed in good faith by Buyer and the Sellers’ Representative (and if they fail to so agree, then as determined by the CA Firm in accordance with the procedures set out in clause 3.7).

3.5.3	If the Sellers’ Representative objects to the Completion Balance Sheet or Final Completion Statement for any reason, the Sellers’ Representative shall, on or before the last day of such 45-day period, so inform Buyer in writing (for purposes of this clause 3.5, a “Sellers’ Objection”), setting forth a specific description of the basis of the Sellers’ Representative’s determination and the adjustments to the Completion Balance Sheet or Final Completion Statement that the Sellers’ Representative believes should be made. If the Sellers’ Representative does not transmit a Sellers’ Objection on or before the last day of such 45-day period, then all items described on the Completion Balance Sheet and Final Completion Statement delivered by Buyer to the Sellers’ Representative shall be deemed agreed, final and binding on the parties.

3.5.4	If the Sellers’ Representative timely delivers a Sellers’ Objection to Buyer and the Sellers’ Representative and Buyer are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in the Sellers’ Objection within 30 days following Buyer’s receipt of Sellers’ Objection, then, in accordance with the procedures set forth in clause 3.7, they shall jointly retain the CA Firm, which, acting as an expert and not as an arbitrator, shall determine, on the basis set forth in and in accordance with this clause 3.5, and only with respect to those items specifically described in Sellers’ Objection on which Buyer and the Sellers’ Representative have not agreed, whether and to what extent, if any, the Completion Balance Sheet or Final Completion Statement (including Actual Debt, Actual Net Working Capital, the Actual Reference Working Capital Amount and the Actual Other Adjustments Amount) require adjustment.

3.5.5	The Completion Balance Sheet and Final Completion Statement (including Actual Debt, Actual Net Working Capital, Actual Reference Working Capital Amount and the Actual Other Adjustments Amount), as agreed to (or deemed to have been agreed to) between Buyer and the Sellers’ Representative or as determined by the CA Firm, as applicable, shall be conclusive and binding and shall be deemed the “Confirmed Completion Balance Sheet”, “Confirmed Debt”, “Confirmed Net Working Capital”, the “Confirmed Reference Working Capital Amount” and the “Confirmed Other Adjustments Amount”, respectively, for all purposes herein.

3.5.6

Upon final determination of the calculation of the Confirmed Completion Balance Sheet, Confirmed Debt, Confirmed Net Working Capital, Confirmed Reference Working Capital Amount and Confirmed Other Adjustments Amount in accordance with this clause 3.5, the Completion Date Purchase

Price shall be recalculated with reference to the Confirmed Debt, Confirmed Net Working Capital, the Confirmed Reference Working Capital Amount and the Confirmed Other Adjustments Amount, and the following adjustments (“Merger Consideration Adjustments”) made:

(a)	If the Confirmed Completion Date Purchase Price is greater than the Completion Date Purchase Price then Buyer shall pay such difference to the Paying Agent for the benefit of the Participating Equityholders by wire transfer of immediately available funds to a single account designated by the Paying Agent within two Business Days.

(b)	If the Confirmed Completion Date Purchase Price is less than the Completion Date Purchase Price, then within two Business Days thereafter any amount owed to Buyer as a Merger Consideration Adjustment shall be paid by the Sellers’ Representative on behalf of the Participating Equityholders to Buyer by wire transfer of immediately available funds to an account designated by Buyer.

3.6	Deferred Payment

3.6.1	Deferred Payment; Standstill

(a)	As additional consideration for the Participating Shares, and subject only to the occurrence of Completion pursuant to this Deed, Buyer shall pay to the Paying Agent for the benefit of the Participating Equityholders on the earlier to occur of: (i) July 31, 2017, and (ii) the date that is 30 months following the Completion Date (the “Deferred Payment Date”) an amount equal to $400,000,000, as may be adjusted pursuant to Exhibit C and clause 1.1.3(a), (the “Deferred Payment Amount”). Buyer shall pay the Deferred Payment Amount to the Paying Agent, for the benefit of the Participating Equityholders, in cash by wire transfer of immediately available funds to a single account designated at least two Business Days prior to the Deferred Payment Date in writing by the Sellers’ Representative. Such payment is a part of the Merger Consideration and shall not bear interest

(b)	If either (i) the Financing Sources (or their respective agents) under the Buyer Credit Agreements accelerate the maturity of the Debt outstanding thereunder such that all or any portion of such Debt becomes immediately due and payable, or (ii) there is a change of control (as such term or similar term is defined in the Buyer Credit Agreements) of Buyer Parent, Buyer or Oldford, then the unpaid portion of the Deferred Payment Amount shall become immediately due and payable by Buyer; provided, that Participating Equityholders’ right to receive any portion of the unpaid Deferred Payment Amount shall be subordinated in right of payment to the lenders’ respective rights to receive payment of any and all amounts due and payable in full under the Buyer Credit Agreements, including in the case of any Insolvency Event of Buyer or Buyer Parent.

(c)

Subject to clause 3.6.1(b), the Participating Equityholders and the Sellers’ Representative agree that during the Standstill Period none of them will enforce or seek to enforce (whether by threatening or instituting any Action or otherwise) against Buyer or its Affiliates with respect to Buyer’s obligation to pay the Deferred Payment Amount to the Participating Equityholders pursuant to clause 3.6.1, including any rights of indemnity, contribution, subrogation or set-off. If Buyer fails to pay any portion of the Deferred Payment Amount on the Deferred Payment Date, such unpaid portion of the Deferred Payment Amount shall accrue a monthly late payment fee for each month of delay equal to the product of such unpaid portion times either (i) the sum of 30 day LIBOR, plus 85 basis points for all months prior to the sixth-month anniversary of such failure to pay or (ii) the sum of 30 day LIBOR plus 135 basis points for all months after the sixth-month anniversary of such failure to pay. For example, if the unpaid portion of the Deferred Payment Amount is $400 million and 30 day LIBOR is 15 basis points, then in the first month after such failure to pay the late payment fee would be $400 million x (15 bps + 85bps) = $4 million, and in the seventh month of such failure to pay the late payment fee would be $400 million x (15 bps + 135bps) = $6 million. For purposes of this clause 3.6.1, “LIBOR” means the British Bankers Association LIBOR Rate, as published by Reuters (or any other commercially available source providing quotations of BBA LIBOR).

(d)	Each Participating Equityholder shall be entitled to receive in respect of each Participating Share held by such Participating Equityholder immediately prior to the Effective Time (in accordance with and subject to clause 2, such Participating Equityholder’s Letter of Transmittal and the procedures set forth in the Paying Agent Agreement), an amount equal to the Per Share Deferred Payment Consideration.

3.6.2	Establishment and Investment of the Cash Account

(a)	To the extent permitted under the Buyer Credit Agreements, at the end of each calendar month during the period commencing on the Completion Date and ending on the date on which the Deferred Payment Amount is paid in full to the Participating Equityholders (the “Required Deposit Period”), Buyer will deposit into a separate bank account established by Buyer (the “Cash Account”) an amount equal to 35% of monthly “excess cash flow”, as expected to be defined under the Buyer Credit Agreements, but for the avoidance of doubt generally equal to EBITDA less change in net working capital, less maintenance capex, less growth capex, less cash Taxes paid, less cash interest, less scheduled debt principal repayments. Buyer agrees that, to the extent permitted under the Buyer Credit Agreements, the balance in the Cash Account, including all interest or other investment gains thereon (collectively, the “Cash Account Balance”), shall be “restricted cash” that may be used by Buyer solely for payment of the Deferred Payment and may not be withdrawn from the Cash Account for any other reason, except in all cases to the extent required under the Buyer Credit Agreements.

(b)	Buyer shall cause the Cash Account Balance to be invested in U.S. Dollar-denominated government bonds or bank deposits at money center banks or similar securities, in accordance with the investment guidelines set forth in the Indemnity Escrow Agreement. At the end of each calendar month during the Required Deposit Period, Buyer shall provide the Sellers’ Representative with a copy of the bank statement showing the Cash Account Balance promptly following Buyer’s receipt of such statement from the institution at which Buyer established the Cash Account, or else provide the Sellers’ Representative with read-only internet access to view the Cash Account Balance.

(c)	If, on the Deferred Payment Date Buyer, fails to pay the Deferred Payment amount in full, and the Cash Account Balance is insufficient to pay the Deferred Payment Amount, then Buyer shall use its commercially reasonable efforts to issue equity securities for cash consideration sufficient to pay, subject to the terms of the Buyer Credit Agreements, the balance of the Deferred Payment Amount, together with any late payment fees accrued thereon until the date of actual payment.

3.6.3	prepayment of the Deferred Payment Amount

(a)	At Buyer’s election Buyer may pay all or any portion of the Deferred Payment Amount prior to the Deferred Payment Date at a discount of 6% per annum; provided that any such prepayment shall be in an amount of not less than $50 million.

(By way of example, if Buyer elects to prepay $100 million of the Deferred Payment Amount on the date that is one year prior to the Deferred Payment Date, then Buyer would pay to the Paying Agent for the benefit of the Participating Equityholders an amount equal to $94.34 million, which payment will reduce the remaining balance of the Deferred Payment Amount due on the Deferred Payment Date by $100 million).

3.7	CA Firm procedures

In the event that a Sellers’ Objection is submitted to the CA Firm for resolution pursuant to clause 3.5.3, the parties agree as follows:

3.7.1	At the time of retention of the CA Firm, Buyer shall specify in writing to the CA Firm and the Sellers’ Representative the amount of Buyer’s computation of the Completion Date Purchase Price (the “Buyer’s Position”), and the Sellers’ Representative shall specify in writing to the CA Firm and to Buyer the amount of Sellers’ computation of the Completion Date Purchase Price (the “Sellers’ Position”). If permitted pursuant to clause 3.5.2, the Sellers’ Representative shall be entitled to approach the CA Firm (with a copy sent to the Buyer), requesting the CA Firm to determine whether the 45-day period afforded to the Sellers’ Representative to dispute the Buyer’s Position should be extended, while specifying in reasonably sufficient detail the reasons for such extension. In such event, the Buyer shall have a right to object to such extension while providing to the CA Firm and the Sellers’ Representative the Buyer’s reasons for such objection (such reasons to be set out in reasonably sufficient detail).

3.7.2	Buyer and the Sellers’ Representative shall instruct the CA Firm to deliver its written determination to Buyer and the Sellers’ Representative no later than 30 days after submitting the matter to it for resolution (including the submission of Buyer’s Position and the Sellers’ Position).

3.7.3	Buyer and the Sellers’ Representative shall cooperate with the CA Firm during its resolution of the disagreement and make readily available to the CA Firm all relevant books and records and all work papers (including those of the parties’ respective accountants) relating to the matter in controversy and all other items reasonably requested by the CA Firm in connection therewith.

3.7.4	In resolving any disputed item:

(a)	the CA Firm may not assign a value to any disputed item that is greater than the greatest value claimed by Buyer or the Sellers’ Representative at the time the CA Firm is retained or less than the smallest value claimed for the item by Buyer or the Sellers’ Representative at such time;

(b)	the CA Firm (i) shall be bound by the provisions of this clause 3 and the applicable definitions set forth in this Deed, (ii) shall limit its decision to such items as are in dispute, (iii) shall make its determination utilising IFRS as in effect on the Completion Date and (iv) shall make its determination based solely on presentations by Buyer and the Sellers’ Representative that are in accordance with the guidelines and procedures set forth in this Deed (i.e., not on the basis of independent review); and

(c)	the fees and disbursements of the CA Firm (collectively, the “CA Firm Dispute Expenses”) shall be borne (i) by Sellers in that proportion equal to a fraction (expressed as a percentage) the numerator of which is equal to Sellers’ Position minus the Completion Date Purchase Price determined by the CA Firm, and the denominator of which is equal to Sellers’ Position minus Buyer’s Position, and (ii) by Buyer in that proportion equal to a fraction (expressed as a percentage) equal to one minus the fraction described in clause (i). For example, if Sellers’ Position is that the Completion Date Purchase Price should be $4,500,000,000 and Buyer’s Position is that the Completion Date Purchase Price should be $4,400,000,000, the CA Firm determines that the Completion Date Purchase Price should be $4,460,000,000 and the CA Firm Dispute Expenses are $100,000, then (A) Sellers shall pay $40,000 (40%) of the CA Firm Dispute Expenses and (B) Buyer shall pay $60,000 (60%) of the CA Firm Dispute Expenses. In addition, Buyer and Sellers acknowledge and agree that all fees and expenses incurred by them for legal advisors, accountants and other experts in connection with any matter related to a Sellers’ Objection shall be borne solely and exclusively by Buyer or Sellers, respectively (as the case may be), irrespective of the CA Firm’s findings.

3.7.5	The CA Firm’s determination shall be conclusive and binding upon Buyer and Sellers, save in the event of a manifest mathematical error (when the relevant part of the determination shall be void and the matter shall be remitted to the CA Firm for correction).

4.	CONDITIONS TO COMPLETION

4.1	Conditions for the benefit of the parties

The respective obligations of Buyer, Oldford and the Warranting Sellers to consummate the Contemplated Transactions are subject to the satisfaction, at or prior to Completion, of each of the Conditions set forth on Schedule 3, part 1 (any one or more of which may be waived in writing by Buyer, Oldford or the Sellers’ Representative, as applicable, in whole or in part).

4.2	Conditions for the benefit of Buyer

Buyer’s obligations to consummate the Contemplated Transactions and to take the other actions required to be taken by Buyer at Completion are subject to the satisfaction, at or prior to Completion, of each of the Conditions set forth on Schedule 3, part 2 (any one or more of which may be waived in writing by Buyer, in whole or in part).

4.3	Conditions for the benefit of the Warranting Sellers and Oldford

Oldford’s obligation to consummate the Contemplated Transactions, and Warranting Sellers’ and Oldford’s respective obligations to take the other actions required to be taken at Completion are subject to the satisfaction, at or prior to Completion, of each of the Conditions set forth on Schedule 3, part 3 (any one or more of which may be waived in writing by the Sellers’ Representative or Oldford, in whole or in part).

5.	INTERIM PERIOD COVENANTS OF THE PARTIES

During the Interim Period, the parties shall comply with the covenants and obligations set forth in Schedule 4.

6.	COMPLETION

6.1	Completion

Completion shall take place at 9:00 a.m. at the offices of Cains, Fort Anne, Douglas, Isle of Man, IM1 5PD, on the Completion Date.

6.2	Completion arrangements

At Completion, the Warranting Sellers, Oldford and Buyer shall deliver all documents and instruments and do all those things respectively required of them in Schedule 5.

7.	WARRANTIES

7.1	Warranties by each party

7.1.1	Oldford and each Warranting Seller warrant to Buyer (on a several and not joint basis) in the terms of the Warranties set forth in Schedule 6, part 1, to the extent these Warranties relate to the Oldford Group Companies and the Business and acknowledge that these Warranties were delivered to Buyer with the intention of inducing Buyer to enter into this Deed and that Buyer has entered into this Deed in reliance upon such Warranties.

7.1.2	Each Warranting Seller warrants to Buyer (on a several and not joint basis) in the terms of the Warranties set forth in Schedule 6, part 2, solely to the extent these Warranties relate to each Warranting Seller, and each Warranting Seller acknowledges that such Warranties were delivered to Buyer with the intention of inducing Buyer to enter into this Deed and that Buyer has entered into this Deed in reliance upon such Warranties.

7.1.3	Each of Buyer and Buyer Parent warrants to Oldford and the Warranting Sellers in the terms of the Warranties set forth in Schedule 6, part 3, to the extent these Warranties relate to each of Buyer and Buyer Parent, and acknowledges that such Warranties were delivered to Oldford and the Warranting Sellers with the intention of inducing them to enter into this Deed and that they have entered into this Deed in reliance upon such Warranties.

7.1.4	Merger Sub warrants to Oldford and the Warranting Sellers in the terms of the Warranties set forth in Schedule 6, part 4 and acknowledges that such Warranties were delivered to Oldford and the Warranting Sellers with the intention of inducing them to enter into this Deed and that they have entered into this Deed in reliance upon such Warranties.

7.1.5	Each of the Warranties shall be construed as a separate and independent Warranty.

7.1.6

For the elimination of doubt, (a) neither Oldford nor the Warranting Sellers make warranties to Buyer regarding the Oldford Group Companies or the Business other than such Warranties set forth in Schedule 6, part 1; (b) no Warranting Seller makes or warranties to Buyer with respect to such Warranting Seller, other than such Warranties set forth in Schedule 6, part 2, as applicable; (c) neither Buyer nor Buyer Parent makes any warranties to

Oldford and the Warranting Sellers with respect to itself other than such Warranties set forth in Schedule 6, part 3, as applicable; and (d) Merger Sub makes no warranties to Oldford and the Warranting Sellers with respect to itself other than such Warranties set forth in Schedule 6, part 4.

7.2	Disclosure

Subject to and without prejudice to clause 7.3,

7.2.1	the Warranties shall be qualified by, and the Buyer shall be deemed to have knowledge of the matters, events and circumstances fairly disclosed to the Buyer in the Disclosure Letter and the Disclosure Documents (including the Disclosure Documents themselves); and

7.2.2	matters, events and circumstances fairly disclosed in a particular section contained in the Disclosure Letter, or fairly disclosed in the Disclosure Documents, shall be deemed to qualify each Warranty to which such disclosure is applicable provided that the relevance and applicability of such disclosure to each such Warranty is reasonably apparent on its face.

7.3	Fair disclosure

7.3.1	A matter, event or circumstance disclosed in the Disclosure Letter or in the Disclosure Documents shall not be deemed fairly disclosed unless:

(a)	in the context of the disclosures contained in the Disclosure Letter, the information disclosed is presented in a manner that is not misleading in any material respect; and

(b)	in the context of any Disclosure Document (or set of related Disclosure Documents), the matter disclosed is reasonably apparent from the terms of such Disclosure Document(s).

7.3.2	Notwithstanding anything to the contrary in any Transaction Document, but without prejudice to any disclosure made in the Disclosure Letter, Oldford and the Warranting Sellers specifically agree that:

(a)	no Disclosure Document shall be deemed to qualify any Fundamental Warranty;

(b)	no Disclosure Document shall be deemed to qualify any Warranty in respect of the Oldford Stipulation;

(c)	no Disclosure Document shall be deemed to qualify the Tax Covenant;

(d)	no Disclosure Document shall be deemed to qualify any Warranty set forth in Schedule 6, part 1, clauses 21.3 and 21.5; and Schedule 6, part 2, clause 2.10;

(e)	the only Disclosure Documents which shall be deemed to qualify any Warranty in respect of Gaming Approvals shall be those Disclosure Documents contained in folders 10 (Regulatory), 14 (Litigation), and Email Disclosures Section 6 (Confidential) of the Data Room;

(f)	the only Disclosure Documents which shall be deemed to qualify any Warranty in respect of Actions shall be those Disclosure Documents contained in folders 10 (Regulatory), 12 (Data Protection), 14 (Litigation), Email Disclosures Section 6 (Confidential), 17 (HR) and 19 of the Data Room;

(g)	nothing disclosed by Oldford or a Warranting Seller to Buyer other than in the Disclosure Letter or the Disclosure Documents and in accordance with the provisions of clause 7.2 and this clause 7.3 shall constitute disclosure for the purposes of this Deed.

8.	TERMINATION

8.1	Termination by mutual consent

This Deed may be terminated and the Contemplated Transactions may be abandoned at any time prior to Completion by mutual written consent of Buyer and the Sellers’ Representative.

8.2	Termination by either Buyer or Sellers

This Deed may be terminated and the Contemplated Transactions may be abandoned by either the Sellers’ Representative or Buyer (the party exercising such right under this clause 8.2, the “Terminating Party”) by providing the other party a written notice if Completion has not occurred on or before the date set forth on Exhibit B-3 (the “Initial Long Stop Date”) or such other date as may be extended pursuant to this clause 8.2; provided, however; that the Terminating Party may not terminate this Deed pursuant to this clause 8.2 if, at the time the Terminating Party provides notice of such termination, the Terminating Party (which, in case the Terminating Party is the Sellers’ Representative, shall include Sellers’ Representative, any Seller or any Oldford Group Company, and which, in the case the Terminating Party is Buyer, shall include Buyer or Buyer Parent) is in breach of its Warranties, covenants or agreements under this Deed so as to cause any of the Conditions set out in Schedule 3, part 3 (in case the Terminating Party is Buyer) or Schedule 3, part 2 (in case the Terminating Party is the Sellers’ Representative) not to be satisfied; provided, further, that:

8.2.1	if the Conditions set forth in Schedule 3 have not been satisfied (or waived by the party or parties entitled thereto) by the Initial Long Stop Date, then either the Sellers’ Representative or Buyer (such party, the “Exercising Party”) may extend the Initial Long Stop Date for an additional period of 60 days and, if so extended, again for an additional period of 60 days (the last date of such 60-day period, the “Extended Long Stop Date”) in each case by providing written notice thereof to the other party at least three Business Days prior to the expiration of the Initial Long Stop Date and, thereafter, the then applicable Extended Long Stop Date, but only if:

(a)	the Exercising Party is actively and diligently pursuing in good faith the satisfaction of the Condition(s) that have not yet been satisfied or waived; and

(b)	if the Buyer is the Exercising Party, the Financing Commitments are valid through the expiration of the applicable Extended Long Stop Date; and

8.2.2	if the Conditions set forth in Schedule 3 have not been satisfied (or waived by the party or parties entitled thereto) by the Extended Long Stop Date (and such Extended Long Stop Date may no longer be extended pursuant to clause 8.2.1), then Buyer may elect to extend the Extended Long Stop Date for one or more additional periods of 60 days each (each, an “Extension Period” and, the last day of the applicable Extension Period, the “Extension Period Stop Date”) by providing written notice thereof to the Sellers’ Representative at least three Business Days prior to the expiration of the Extended Long Stop Date and, thereafter, the then applicable Extension Period Stop Date, but only if:

(a)	concurrently with Buyer’s notice to the Sellers’ Representative of Buyer’s election to effect an Extension Period, Buyer shall deliver $10,000,000 in immediately available funds to Oldford (which amount shall be added to, and be regarded as, part of the Deposit Amount for all purposes of this Deed);

(b)	Buyer is actively and diligently pursuing in good faith the satisfaction of the Condition(s) that have not yet been satisfied or waived; and

(c)	the Financing Commitments are valid through the expiration of the applicable Extension Period Stop Date.

Notwithstanding the foregoing, (a) in no event shall any Extension Period extend past the date set forth on Exhibit B-4 (the “Final Long Stop Date”), and, if Buyer delivers notice to the Sellers’ Representative of Buyer’s election to effect an Extension Period that would otherwise extend past the Final Long Stop Date, then (i) such Extension Period shall terminate on the Final Long Stop Date, and (ii) the $10,000,000 paid in respect of such Extension Period shall be reduced pro rata based upon the actual number of days in such Extension Period, and (b) the Exercising Party may not extend the Long Stop Termination Effective Date pursuant to this clause 8.2 if, at the time the Exercising Party provides notice of such extension, the Exercising Party (which, in case the Exercising Party is the Sellers’ Representative, shall include Sellers’ Representative, any Seller or any Oldford Group Company, and which, in the case the Exercising Party is Buyer, shall include Buyer or Buyer Parent) is in breach of its Warranties, covenants or agreements under this Deed so as to cause any of the Conditions set out in Schedule 3, part 3 (in case the Exercising Party is Buyer) or Schedule 3, part 2 (in case the Exercising Party is the Sellers’ Representative) not to be satisfied.

The date on which this Deed terminates pursuant to this clause 8.2 is the “Long Stop Termination Effective Date”.

8.3	Termination by Buyer

8.3.1	Material Breach of Warranties as of Signing. This Deed may be terminated and the Contemplated Transactions may be abandoned at any time prior to Completion by Buyer if:

(a)	any of the following occurs prior to Completion:

(i)	any of the Fundamental Warranties of Oldford or the Warranting Sellers fails to have been true and correct in all respects as of the date of this Deed (or, with respect to those Fundamental Warranties that relate to a particular date, any such Fundamental Warranty fails to have been true and correct in all respects as of such date);

(ii)	any of the Warranties (other than Fundamental Warranties) of Oldford or the Warranting Sellers contained in Schedule 6, part 1 or part 2, as applicable, that is qualified by a reference to materiality, a Material Adverse Effect or any similar qualifier (any such qualification referred to herein as a “Materiality Qualifier”) fails to have been true and correct in all respects as written as of the date of this Deed (or, with respect to such Warranties that are qualified by a reference to a Materiality Qualifier that relate to a particular date, any such Warranty fails to have been true and correct in all respects (including the Materiality Qualifier) as of such date); or

(iii)	any of the Warranties (other than Fundamental Warranties) of Oldford or the Warranting Sellers contained in Schedule 6, part 1 or part 2, as applicable that is not qualified by a Materiality Qualifier fails to have been true and correct in all material respects as of the date of this Deed (or, with respect to such Warranties that are not so qualified and relate to a particular date, any such Warranty fails to have been true and correct in all material respects as of such date); and

(b)	such failure to be true and correct is not cured (if curable) within 30 days after Buyer provides written notice of such failure to the Sellers’ Representative;

provided, however, that Buyer may not terminate this Deed pursuant to this clause 8.3.1 if (i) Sellers or Oldford cure such failure within such 30-day cure period, or (ii) at the time Buyer provides notice of such termination, Buyer or Buyer Parent is in breach of its Warranties, covenants or agreements under this Deed so as to cause any of the Conditions set out in Schedule 3, part 3 to not be satisfied.

8.3.2	Material Breach of Warranties Post-Signing. This Deed may be terminated and the Contemplated Transactions may be abandoned at any time prior to Completion by Buyer if:

(a)	any Warranty made by Oldford or any Warranting Seller in this Deed shall fail to be true and correct following the date of this Deed as a result of any event, fact or circumstance that occurs or arises following the date of this Deed (a “Post-Signing Event”) such that Schedule 3, part 2, paragraph 2.1 or paragraph 2.5, as the case may be, would not then be satisfied; and

(b)	such breach or failure to be true and correct is not cured (if curable) within 30 days after Buyer provides written notice of such breach or failure to the Sellers’ Representative;

provided, however, that Buyer may not terminate this Deed pursuant to this clause 8.3.2 if (i) Sellers or Oldford cure such breach or failure within such 30-day cure period, or (ii) at the time Buyer provides notice of such termination, Buyer or Buyer Parent is in breach of its Warranties, covenants or agreements under this Deed so as to cause any of the Conditions set out in Schedule 3, part 3 to not be satisfied.

8.3.3	Breach of Covenant or Agreement. This Deed may be terminated and the Contemplated Transactions may be abandoned at any time prior to Completion by Buyer if:

(a)	there has been any breach, default or violation of any covenant or agreement made by Oldford or any Warranting Seller in this Deed such that Schedule 3, part 2, paragraph 2.2 or paragraph 2.5, as the case may be, would not then be satisfied; and

(b)	such breach, default or violation is not cured (if curable) within 30 days after Buyer provides written notice of such breach, default or violation to the Sellers’ Representative;

provided, however, that Buyer may not terminate this Deed pursuant to this clause 8.3.3 if (i) Sellers or Oldford cure such breach, default or violation within such 30-day cure period, or (ii) at the time Buyer provides notice of such termination, Buyer or Buyer Parent is in breach of its Warranties, covenants or agreements under this Deed so as to cause any of the Conditions set out in Schedule 3, part 3 to not be satisfied.

8.3.4	Occurrence of a Material Adverse Effect. This Deed may be terminated and the Contemplated Transactions may be abandoned at any time prior to Completion by Buyer if a Material Adverse Effect shall have occurred.

8.4	Termination by Sellers

This Deed may be terminated and the Contemplated Transactions may be abandoned at any time prior to Completion by the Sellers’ Representative if there has been a breach of any Warranty, covenant or agreement made by Buyer or Buyer Parent in this Deed, or any such Warranty shall have become untrue or incorrect after the execution of this Deed, such that any of the Conditions set out in Schedule 3, part 3 would not then be satisfied and such breach or failure to be true and correct is not cured (if curable) within 30 days after the Sellers’ Representative provides written notice of such breach or failure to Buyer; provided, however, that the Sellers’ Representative may not terminate this Deed pursuant to this clause 8.4 if (a) Buyer or Buyer Parent cures such breach or failure within such 30-day cure period, or (b) at the time the Sellers’ Representative provides notice of such termination, the Sellers’ Representative is in breach of its covenants or agreements under this Deed or Oldford or any Warranting Seller is in breach of their respective Warranties, covenants or agreements under this Deed so as to cause any of the Conditions set out in Schedule 3, part 2 to not be satisfied.

8.5	Effect of termination

In the event of the termination of this Deed and the abandonment of the Contemplated Transactions pursuant to this clause 8, this Deed shall become void and of no force or effect with no Liability on the part of any party (or of any of their respective Affiliates or Representatives) under this Deed or in connection with the Contemplated Transactions, except as follows:

8.5.1	in the event this Deed is terminated other than as a result of a Refund Event, Oldford shall retain the Deposit Amount pursuant to clause 8.6;

8.5.2	nothing herein shall relieve any party from liability for any damages for, or prohibit any such party from seeking injunctive relief (including specific performance pursuant to clause 19.3) as a result of:

(a)	a knowing and intentional breach of any provision of this Deed; or

(b)	fraud, dishonesty, or wilful misconduct.

8.5.3	in the event of a termination of this Deed pursuant to clause 8.3.2 which does not constitute a Refund Event, then:

(a)	if Buyer’s Financing Commitment shall have terminated, notwithstanding Buyer’s best endeavours to maintain the Financing Commitment following the date of this Deed or to obtain Alternative Financing, then Buyer’s Liability shall be limited to the Deposit Amount, which shall be deemed paid through retention of the Deposit Amount by Oldford; or

(b)	if Buyer’s Financing Commitment remains in effect at the time of such termination or Buyer shall have failed to use its best endeavours to maintain such Financing Commitment following the date of this Deed or to obtain Alternative Financing, then Buyer’s Liability shall be an amount equal to sum of the Deposit Amount and $50,000,000 (the “Additional Fee” and together with the Deposit Amount, the “Buyer Termination Fee”)), of which (A) the Deposit Amount shall be deemed paid through retention of the Deposit Amount by Oldford, and (B) the Additional Fee shall be paid by Buyer to Oldford no later than 30 days following such termination;

8.5.4	in the event of a termination of this Deed pursuant to clause 8.3.3, which does not constitute a Refund Event, then:

(a)	if Buyer’s Financing Commitment shall have terminated, notwithstanding Buyer’s best endeavours to maintain the Financing Commitment following the date of this Deed or to obtain Alternative Financing, then Buyer’s Liability shall be limited to the Deposit Amount, which shall be deemed paid through retention of the Deposit Amount by Oldford; or

(b)	if Buyer’s Financing Commitment remains in effect at the time of such termination or Buyer shall have failed to use its best endeavours to maintain such Financing Commitment following the date of this Deed or to obtain Alternative Financing, then Buyer’s Liability shall be the Buyer Termination Fee of which (A) the Deposit Amount shall be deemed paid through retention of the Deposit Amount by Oldford, and (B) the Additional Fee shall be paid by Buyer to Oldford no later than 30 days following such termination;

8.5.5	in the event of a termination of this Deed pursuant to clause 8.4; provided, that Buyer’s Liability therefor shall be as follows:

(a)	if Buyer’s Financing Commitment shall have terminated, notwithstanding Buyer’s best endeavours to maintain the Financing Commitment following the date of this Deed or to obtain Alternative Financing, then Buyer’s Liability shall be limited to the Deposit Amount, which shall be deemed paid through retention of the Deposit Amount by Oldford; or

(b)	if Buyer’s Financing Commitment remains in effect at the time of such termination or Buyer shall have failed to use its best endeavours to maintain such Financing Commitment following the date of this Deed or to obtain Alternative Financing, then Buyer’s Liability shall be the Buyer Termination Fee, of which (A) the Deposit Amount shall be deemed paid through retention of the Deposit Amount by Oldford, and (B) the Additional Fee shall be paid by Buyer to Oldford no later than 30 days following such termination; and

8.5.6	the provisions contained in this clause 8.5 and in clauses 1, 8.6, 10.1.3, 10.1.4, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21.5 and 22 shall survive indefinitely.

8.6	Buyer Deposit

In the event that this Deed is terminated and the Contemplated Transactions are abandoned pursuant to clauses 8.2, 8.3 or 8.4, the Deposit Amount shall be retained by Oldford, except that the Deposit Amount shall be refunded to Buyer, and the Sellers’ Representative shall cause such amount to be paid to the Buyer by wire transfer of immediately available funds no later than three Business Days following the termination of this Deed, in the event that this Deed is terminated following the occurrence of any of the following events (each, a “Refund Event”):

8.6.1	if any party terminates this Deed pursuant to clause 8.2 and Completion shall not have occurred by the Long Stop Termination Effective Date as a result of the Condition set out in Schedule 3, part 1, clause 1.1 not being satisfied in full (or waived by Buyer and Sellers’ Representative), except where the Relevant Authority contemplated therein seeks only money damages and does not seek an injunction or other equitable relief (or any other Action that would reasonably be expected to have the effect of materially prejudicing the goodwill or reputation of Buyer, the Business or the Oldford Group Companies) and (a) the money damages being sought are equal to or less than the Refund Threshold, or (b) such money damages are in excess of the Refund Threshold but the Action relating to such money damages shall have been Definitively Resolved prior to the Long Stop Termination Effective Date without additional cost or Liability to Buyer;

8.6.2	[Reserved]

8.6.3	if any party terminates this Deed pursuant to clause 8.2 and Completion shall not have occurred by the Long Stop Termination Effective Date as a result of the Condition set out in Schedule 3, part 1, clause 1.3 not being satisfied in full (or waived by Buyer and Sellers’ Representative), except where (a) such Condition was not satisfied due to a failure to obtain the approval of Buyer Parent’s shareholders or the TSX, or (b) the Consent contemplated therein is a Gaming Approval for a change of control in respect of an Oldford Group Company from any of the Gaming Authorities listed on Exhibit 3.1.3(1) (a “Relevant Gaming Authority”), and the failure to have satisfied such Condition arose directly from the following:

(i)	any wrongful or negligent act or omission of Buyer or any of its Representatives (including a failure to provide sufficient information to any such Relevant Gaming Authority or otherwise failing to cooperate with any reasonable action required for the purpose of obtaining such Gaming Approval); or

(ii)	a Relevant Gaming Authority finding that Buyer or any of its Representatives (or any other key individuals of the Buyer or its Representatives) who are required to obtain licensure or whose suitability will be reviewed in connection with the issuance of such Permit are unsuitable to possess a Permit to operate the Business in such jurisdiction;

8.6.4	if any party terminates this Deed pursuant to clause 8.2 and Completion shall not have occurred by the Long Stop Termination Effective Date as a direct result of the Condition set out in Schedule 3, part 1, clause 1.4 not being satisfied in full (or waived by Buyer and Sellers’ Representative);

8.6.5	if Buyer terminates this Deed pursuant to clause 8.3.1;

8.6.6	if Buyer terminates this Deed pursuant to clause 8.3.2 (a “Bring-Down Failure”) and the following shall have occurred:

(a)	the Bring-Down Failure was caused by the occurrence of a Post-Signing Event arising from (i) an act, omission or transaction of the Sellers’ Representative, Oldford or any Seller, or (ii) the fraud, dishonesty, wilful concealment, intentional misrepresentation or wilful misconduct of the Sellers’ Representative, Oldford or any Seller; and

(b)	the Post-Signing Event that gave rise to the Bring-Down Failure has a material adverse impact on the Oldford Group Companies or the Contemplated Transactions; for purposes of determining whether a “material adverse impact” shall have occurred, the parties agree that the following non-exclusive factors shall be taken into consideration: (i) the impact on the reputation of Buyer or any Oldford Group Company, (ii) the financial impact of such Post-Signing Event on Buyer, the Buyer Parent, the Oldford Group Companies or the Contemplated Transactions, (iii) the impact on the ability of Buyer or any Oldford Group Company to conduct its business, (iv) the impact on the Financing Commitment (including whether the Financing Sources terminate the Financing Commitment); provided, that the parties acknowledge that such termination of the Financing Commitment shall not, in and of itself, result in a material adverse impact but, rather, the cause of such termination shall be a factor in determining whether a material adverse impact has occurred, and (v) in considering whether a material adverse impact has occurred, the parties agree that the adverse impact must not be immaterial, but also need not rise to the level of a Material Adverse Effect (the foregoing standard is hereinafter referred to as a “material adverse impact” and shall apply mutatis mutandis in the event of a breach of a Warranty or a covenant under this Deed);

8.6.7	if Buyer terminates this Deed pursuant to clause 8.3.3:

(a)	at any time during the 150-day period following the date of this Deed; or

(b)	at any time following such 150-day period, if the breached covenant that gave rise to a failure to satisfy the Condition set forth in Schedule 3, part 2, clause 2.2 is (i) a Fundamental Covenant or (ii) if not a Fundamental Covenant, such breached covenant has a material adverse impact (as defined in clause 8.6.6(b)) on the Oldford Group Companies or the Contemplated Transactions;

8.6.8	if Buyer terminates this Deed pursuant to clause 8.3.4; or

8.6.9	if, notwithstanding any other provision of this Deed to the contrary, the Sellers’ Representative or Buyer terminates this Deed pursuant to clause 8.2 and the failure to satisfy any Condition referenced in such clause 8.2 resulted from the fraud or intentional misrepresentation of the Sellers’ Representative, Oldford or any Seller or as a result of any such person’s wilful failure to cooperate with Buyer in connection with arrangements by Buyer to obtain the Financing.

8.7	Certain acknowledgments

8.7.1	Buyer and the Sellers acknowledge and agree that the agreements contained in this clause 8 are an integral part of the Contemplated Transactions, and that, without these agreements, none of Buyer, Oldford or the Sellers would have entered into this Deed. The parties further acknowledge that:

(a)	the damages resulting from termination of this Deed under circumstances in which either (i) Oldford is entitled to retain the Deposit Amount or (ii) Oldford is entitled to retain the Deposit Amount and Buyer is required to pay the Additional Fee are uncertain and incapable of accurate calculation but both parties confirm and agree that the Buyer Termination Fee payable pursuant to this clause 8 represents a reasonable forecast of the actual damages that may be incurred; and

(b)	in the event that the Sellers shall receive full payment of the Buyer Termination Fee pursuant to this clause 8:

(i)	the receipt of the Buyer Termination Fee shall be deemed to be liquidated damages, and not a penalty, for any and all Losses suffered or incurred by the Sellers, Oldford, any of their respective Affiliates or any other person in connection with this Deed (and the termination hereof), the Contemplated Transactions (and the abandonment thereof) or any matter forming the basis for such termination; and

(ii)	the payment of the Buyer Termination Fee shall be the sole remedy for the Sellers, Oldford, any of their respective Affiliates or any other person, and none of such parties shall be entitled to bring or maintain any Action against Buyer or any of its Affiliates (together, “Buyer Parties”) or any Financing Sources for damages or any equitable relief arising out of or in connection with this Deed, any of the Contemplated Transactions or any matters forming the basis for such termination;

provided, however, that the foregoing clauses 8.7.1(a), (b) and (c) (in the case of a Buyer Party only) shall not apply in the event of (A) a Liquidated Damages Exception under clause 8.7.2, (B) any breach of the Non-Disclosure Agreement, (C) any breach of clause 10.1.4, or (D) fraud or wilful misconduct of Buyer or any of its Affiliates.

8.7.2	Notwithstanding any other provision of this clause 8 to the contrary, if Buyer shall fail to pay any portion of the Additional Fee when due (a “Liquidated Damages Exception”), then Sellers shall have the right to retain the Deposit Amount and pursue all other claims against Buyer (subject to clause 19.3.3), including damages in excess of the Additional Fee.

8.7.3	The parties agree that if Completion does not take place on the Completion Date because Oldford or any Seller or Buyer or Buyer Parent fails to comply with any of its obligations under clause 6 or Schedule 5 (whether such failure by such party amounts to a repudiatory breach or not), Buyer (in case of a failure by Oldford or any Seller) or the Sellers’ Representative (in case of a failure by Buyer or Buyer Parent) may, by written notice to the Sellers’ Representative or Buyer, as applicable, in addition to and without limiting any other right or remedy of Buyer, Oldford or Sellers, as the case may be, under this Deed, elect to terminate this Deed pursuant to clause 8.3.3, in the case of Buyer, or clause 8.4, in the case of Sellers’ Representative, with immediate effect (without the application of any cure period).

9.	INDEMNIFICATION

9.1	Indemnification by Participating Equityholders for Participating Equityholder-specific breaches

Subject to the limitations set forth in this clause 9, from and after Completion, each of the Participating Equityholders, with respect to such Participating Equityholder, on a several and not joint basis, will indemnify and hold harmless Buyer and each of their respective Affiliates (including, following the Effective Time, each Oldford Group Company), and the Representatives and Affiliates of each of the foregoing persons (each, a “Buyer Indemnified Person”), from, against and in respect of any and all Losses, whether or not involving a Third Party Claim, incurred or suffered by any Buyer Indemnified Person, arising out of or as a result of:

9.1.1	any breach of, or inaccuracy in, any Warranty made by such Participating Equityholder: (i) in Schedule 6, part 2, if such Participating Equityholder is a Warranting Seller, and (ii) in such Participating Equityholder’s Letter of Transmittal; or

9.1.2	any breach, default or violation of any covenant or agreement of such Participating Equityholder (including under this clause 9 and clause 10, but excluding any breach, default or violation of any covenant or agreement indemnifiable pursuant to clause 9.2.2(b)) to the extent required to be performed or complied with by such Participating Equityholder pursuant to this Deed, such Participating Equityholder’s Letter of Transmittal or any other Transaction Document, as applicable.

9.2	Indemnification by Participating Equityholders for other breaches and Dissenting Shares

Subject to the limitations set forth in this clause 9, from and after Completion, the Participating Equityholders, on a several and not joint basis (pro-rata to each Participating Equityholder’s Transaction Percentage), will indemnify and hold harmless each Buyer Indemnified Person from, against and in respect of any and all Losses, whether or not involving a Third Party Claim, incurred or suffered by such Buyer Indemnified Person arising out of or as a result of:

9.2.1	any breach of, or inaccuracy in, any Warranty made by Oldford or the Warranting Sellers in Schedule 6, part 1;

9.2.2	(a) any breach, default or violation of any covenant or agreement of the Sellers’ Representative, Oldford or the other Oldford Group Companies (including under this clause 9) to the extent required to be performed or complied with by the Sellers’ Representative or such Oldford Group Company pursuant to this Deed or any other Transaction Document, but only to the extent required to be performed or complied with by the Sellers’ Representative or such Oldford Group Company at or prior to Completion, and (b) any breach, default or violation of any covenant or agreement of the Warranting Sellers set out in this Deed (including in Schedule 4) to the extent required to be performed or complied with by the Warranting Sellers pursuant to this Deed; or

9.2.3	any Dissenting Shares, but only in respect of Losses incurred by the Buyer Indemnified Persons arising out of or relating to the Dissenting Shares or any appraisal process or appraisal proceedings related thereto which exceed the portion of the Merger Consideration that would have otherwise been payable in respect of the Dissenting Shares in accordance with this Deed had such Shares not been Dissenting Shares.

9.3	Limitations

The Participating Equityholders will not be obligated to pay for any Losses pursuant to clause 9.1.1, clause 9.2.1 or clause 9.2.2 (but only with respect to Excluded Covenants) until the aggregate amount of all such Losses exceeds $31,500,000 (the “Deductible”), following which the Buyer Indemnified Persons will be entitled to be indemnified by the Participating Equityholders (subject to Clause 9.3.2) in respect of all such Losses in excess of the Deductible up to a maximum aggregate amount of such excess Losses equal to $315,000,000 (the “Liability Cap”). Notwithstanding the foregoing, no Loss may be claimed by any Buyer Indemnified Person, nor shall it be reimbursable by or be included in calculating the aggregate Losses for purposes of calculating whether the Deductible has been reached or whether the Liability Cap has been met, other than such Losses in excess of $250,000 resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances (the “Mini-Basket”).

9.3.1	Notwithstanding anything to the contrary contained herein, none of the Mini-Basket, Deductible or the Liability Cap shall apply with respect to:

(a)	any Losses incurred or suffered by Buyer Indemnified Persons as a result of fraud, intentional misrepresentation or wilful misconduct by any Oldford Group Company (at or prior to Completion), Seller or the Sellers’ Representative;

(b)	any Losses incurred or suffered by Buyer Indemnified Persons as a result of any breach of the Fundamental Warranties;

(c)	Participating Equityholders’ indemnification obligations pursuant to clauses 9.1.2, 9.2.2 (other than the Excluded Covenants, which shall be subject to the Mini-Basket, Deductible and the Liability Cap), or clause 9.2.3; or

(d)	any Tax Losses, for which the Buyer Indemnified Persons will be entitled to be indemnified by the Participating Equityholders (subject to Clause 9.3.2) up to a maximum aggregate amount of Losses equal to $100,000,000 in excess of the Liability Cap.

Notwithstanding anything to the contrary contained herein, subject to clauses 3.4.2 and 3.4.3, the liability of any Participating Equityholder, other than the Warranting Sellers, shall be limited to such Participating Equityholder’s pro-rata portion of the Indemnity Escrow Amount (in accordance with such Participating Equityholder’s Transaction Percentage), except in the event of (i) a breach by such Participating Equityholder of any of his/her/its warranties included in the Letter of Transmittal, (ii) a breach by such Participating Equityholder of such Participating Equityholder’s personal covenants, or (iii) fraud, dishonesty, wilful concealment, intentional misrepresentation or wilful misconduct by such Participating Equityholder.

9.3.2	Certain Other Limitations:

(a)	except for those obligations set forth in clause 9.3.1 which are not subject to the Mini-Basket, Deductible or the Liability Cap, the aggregate liability of each Participating Equityholder to indemnify the Buyer Indemnified Persons for Losses under clause 9.1 and clause 9.2 shall in no event exceed the Transaction Percentage of such Seller multiplied by the Liability Cap, except that in respect of Tax Losses, such aggregate liability shall in no event exceed the Transaction Percentage of such Seller multiplied by the sum of the Liability Cap plus $100,000,000;

(b)	for the elimination of doubt, with respect to any indemnification claim made against any Participating Equityholder pursuant to this clause 9, that portion of the Indemnity Escrow Amount available to the Buyer Indemnified Persons shall be limited to such Participating Equityholder’s pro-rata portion of the Indemnity Escrow Amount (in accordance with such Participating Equityholder’s Transaction Percentage); and

(c)	if Buyer waives any of: (i) the Condition set out in Schedule 3, part 2, clause 2.1 following Sellers’ Representative’s delivery to Buyer of a written notice that sets forth in reasonable detail each Warranty that is not true and correct in all respects, or true and correct in all material respects, as applicable, and the reasons therefor; (ii) the Condition set out in Schedule 3, part 2, clause 2.2 following Sellers’ Representative’s delivery to Buyer of a written notice that sets forth in reasonable detail each covenant that has not been performed or complied with in all material respects; or (iii) the Condition set out in Schedule 3, part 2, clause 2.3, then the Buyer Indemnified Persons shall not be entitled to seek any indemnification for the Loss which would have otherwise been indemnifiable under this clause 9, absent such written waiver (each, a “Waived Event”); provided, however, with respect to (i) or (ii) above, that if:

(i)	Completion occurs during the 150-day period following the date of this Deed (but not after the expiration of such period), and

(ii)	the Waived Event was caused by (i) an act or omission by the Sellers’ Representative, Oldford or any Seller, or (ii) the fraud, dishonesty, wilful concealment, intentional misrepresentation or wilful misconduct by the Sellers’ Representative, Oldford or any Seller,

then, any Losses incurred or suffered by any Buyer Indemnified Person as result of any Waived Event will reduce the Deductible but not below zero, and any Losses incurred or suffered by any such Buyer Indemnified Person as a result of such Waived Event in excess of the Deductible shall not be indemnifiable under this clause 9.

9.4	Indemnity by Buyer

Subject to the limitations set forth in this clause 9, from and after Completion, Buyer will indemnify and hold harmless Sellers and their Affiliates, other Participating Equityholders and the Representatives and Affiliates of each of the foregoing persons (each, a “Seller Indemnified Person”), from, against and in respect of any and all Losses, whether or not involving a Third Party Claim, incurred or suffered by any Seller Indemnified Person, arising out of or as a result of:

9.4.1	any breach of, or inaccuracy in, any Warranty made by Buyer in Schedule 6, part 3 or Merger Sub in Schedule 6, part 4; or

9.4.2	any breach, default or violation of any covenant or agreement of Buyer or Merger Sub (including under this clause 9) to the extent required to be performed or complied with by Buyer or Merger Sub in or pursuant to this Deed or any other Transaction Document.

9.5	Time for claims

No claim may be made or suit instituted seeking indemnification pursuant to clause 9.1, clause 9.2 or clause 9.4 for any Loss unless a written notice (a “Notice of Claim”) describing such breach or inaccuracy with respect to any Warranty or covenant, in reasonable detail in light of the circumstances then known to the Seller Indemnified Person or Buyer Indemnified Person making such claim (as the case may be, the “Indemnified Person”), is provided to the person against whom indemnification is being sought pursuant to clause 9.1 clause 9.2 or clause 9.4 (as the case may be, the “Indemnifying Person”):

9.5.1	at any time, in the case of any breach of, or inaccuracy in, any Fundamental Warranty or in any warranty contained in the Letters of Transmittal;

9.5.2	at any time prior to the Release Date in the case of any breach of, or inaccuracy in any Warranty (other than a Fundamental Warranty);

9.5.3	at any time prior to the Release Date in the case of any breach, default or violation of the Tax Covenant;

9.5.4	at any time prior to the Release Date in the case of any breach, default or violation of any covenant set forth in Schedule 4, other than any Fundamental Covenant set forth therein; and

9.5.5	at any time, in the case of any claim or suit based upon fraud, intentional misrepresentation or wilful misconduct;

provided that:

(a)	if, at any time prior to the expiration of the applicable survival period set forth in this clause 9.5, any Indemnified Person delivers to any Indemnifying Person a Notice of Claim asserting a claim for Losses pursuant to clause 9.1, clause 9.2 or clause 9.4, then the claim set out in such Notice of Claim shall survive until such time as such claim is finally resolved in accordance with this Deed; and

(b)	claims for indemnification pursuant to any other provision of clause 9.1, clause 9.2 or clause 9.4 which are not expressed to be subject to the limitations set out in this clause 9.5, including each of the covenants and agreements of the parties set forth in this Deed which are required to be performed and satisfied after the Completion Date, shall survive in accordance with their terms.

9.6	Third Party Claims

9.6.1	Notice of Claim. If any third party notifies an Indemnified Person with respect to any matter (a “Third Party Claim”) which may give rise to an indemnified claim against an Indemnifying Person under this clause 9, then the Indemnified Person will promptly give written notice to the Indemnifying Person; provided, however, that no delay on the part of the Indemnified Person in notifying the Indemnifying Person will relieve the Indemnifying Person from any obligation under this clause 9, except to the extent that the Indemnifying Person is actually prejudiced by the Indemnified Person’s failure to give such notice in a timely manner.

9.6.2

Assumption of Defence, etc. The Indemnifying Person will be entitled at such Indemnifying Person’s sole cost and expense to participate in the defence of any Third Party Claim. In addition, the Indemnifying Person will have the right to assume the defence of the Indemnified Person against the

Third Party Claim with counsel reasonably satisfactory to the Indemnified Person so long as: (a) the Indemnifying Person has given written notice to the Indemnified Person within 20 days after the Indemnified Person has given notice of the Third Party Claim that the Indemnifying Person will indemnify the Indemnified Person from and against all Losses the Indemnified Person may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim; (b) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Person and would not reasonably be expected to have the effect of materially prejudicing the goodwill or reputation of the Business or the Oldford Group Companies; (c) the Indemnified Person has not been advised in writing by counsel (reasonably satisfactory to the Indemnifying Person) that an actual or potential conflict exists between the Indemnified Person and the Indemnifying Person in connection with the defence of the Third Party Claim; (d) the Third Party Claim does not relate to or otherwise arise in connection with any criminal or regulatory enforcement Action; and (e) the Indemnifying Person conducts the defence of the Third Party Claim in a reasonable and diligent manner. The Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defence of the Third Party Claim; provided, however, that the Indemnifying Person will pay all the fees and expenses of separate co-counsel retained by the Indemnified Person that are incurred prior to the Indemnifying Person’s assumption of control of the defence of the Third Party Claim.

9.6.3	Limitations on Indemnifying Person. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed, the Indemnifying Person will not consent to the entry of any judgment or enter into any compromise or settlement with respect to any Third Party Claim unless such judgment, compromise or settlement: (a) provides for the payment by the Indemnifying Person of money as sole relief for the claimant; (b) results in the full and general release of all Buyer Indemnified Persons or Seller Indemnified Persons, as applicable, from all Liabilities arising or relating to, or in connection with, the Third Party Claim; (c) involves no finding or admission of any violation of any Legal Requirements; and (d) does not harm, in any material respect, the goodwill or reputation of, such Indemnified Person or the Business of the Oldford Group Companies.

9.6.4	Indemnified Person’s Control. If the Indemnifying Person does not deliver the notice contemplated by clause (a) of clause 9.6.2 within 20 days after the Indemnified Person has given notice of a Third Party Claim, or otherwise at any time fails to conduct the defence of the Third Party Claim in a reasonable and diligent manner, the Indemnified Person may assume the defence, and, if it receives the prior written consent of the Indemnifying Person, which consent shall not be unreasonably withheld, conditioned or delayed, the Indemnified Person may consent to the entry of any judgment or enter into any compromise or settlement with respect to such Third Party Claim. If such notice is given on a timely basis and the Indemnifying Person conducts the defence of the Third Party Claim in a reasonable and diligent manner but any other condition in clause 9.6.2 is not satisfied or becomes unsatisfied, then the Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim with the consent of the Indemnifying Person, which consent shall not be unreasonably delayed, conditioned or withheld. In the event that the Indemnified Person conducts the defence of the Third Party Claim pursuant to this clause 9.6.4, the Indemnifying Person will remain responsible for any and all other Losses that the Indemnified Person may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent provided in this clause 9 (but subject always to the limitations set out in this clause 9).

9.6.5	Reasonable Cooperation. The party or parties not in control of the prosecution or defence of a Third Party Claim will reasonably cooperate with the other party or parties in the conduct of the prosecution or defence of such Third Party Claim, including providing the party or parties in control of the prosecution or defence of such Third Party Claim with all documents and information reasonably requested by such party.

9.7	No right of setoff

For the elimination of doubt, without the prior written consent of the Sellers’ Representative, Buyer shall not have a right to set off any amount to which it may be entitled from any of the Participating Equityholders against amounts otherwise payable by the Buyer to (or for the benefit of) any of the Participating Equityholders (including the Deferred Payment Amount or any amount payable pursuant to the Merger Consideration Adjustments).

9.8	Indemnification procedure

Claims for indemnification by any Buyer Indemnified Person pursuant to this clause 9 shall be made in accordance with the following procedures:

9.8.1	If any Buyer Indemnified Person determines in good faith that it is entitled to indemnification for Losses pursuant to this clause 9, Buyer shall give to the Sellers’ Representative (with a copy to the Escrow Agent (if prior to the Release Date)) a Notice of Claim setting forth in reasonable detail the basis for such claim, and specifying the amount of Losses claimed (which, if not finally determined, may be a good faith estimate thereof) (the amount of Losses so claimed being hereinafter referred to as the “Indemnity Claim Amount”).

9.8.2

The Sellers’ Representative shall have 30 days to respond to such Notice of Claim, and, as applicable, accept or object to such Notice of Claim or the Indemnity Claim Amount set out therein by delivering to the Buyer (and the Escrow Agent if prior to the Release Date) a written notice either accepting the Notice of Claim (an “Acceptance Notice”) or disputing the Notice of Claim (a “Dispute Notice”), which Dispute Notice shall contain, in reasonable detail, an explanation of the basis on which the Sellers’ Representative disputes the applicable Notice of Claim, including, the portion of the Indemnity Claim Amount to which the Sellers’ Representative objects. If the Sellers’ Representative does not deliver an Acceptance Notice or a Dispute Notice to Buyer (and the Escrow Agent if prior to the Release Date) with respect to a Notice of Claim within such 30-day period, then such Notice of Claim shall be deemed to have been accepted in full by the Sellers’ Representative, with the same effect as if the Sellers’ Representative had timely delivered an Acceptance Notice, and, if prior to the Release Date, Buyer shall be entitled to the release of the funds in respect of the amount of Losses claimed in such Notice of Claim from the Indemnity Escrow Account in accordance with the procedures set forth in the Indemnity Escrow Agreement; provided that, if any such Losses are Tax Losses, then, to the extent that the Initial Tax Indemnity Threshold shall not then have been exceeded, funds in respect of the amount of such Tax Losses claimed in such Notice of Claim shall be paid to Buyer by the Sellers’ Representative on behalf of the Sellers and, to the extent that such Tax Losses shall have caused the Initial Tax Indemnity Threshold to be exceeded, then funds in respect of such excess Tax Losses shall be released to Buyer from the Indemnity Escrow Account in accordance with the procedures set forth in the Indemnity Escrow Agreement. If the Sellers’ Representative delivers a Dispute Notice to Buyer (and the Escrow Agent if prior to the Release Date) within such 30-day period, then the Escrow Agent will not be authorised to disburse any funds in respect of the applicable Indemnity Claim Amount unless it has received either (a) a joint release directing the Escrow Agent to deliver such funds (including by setting forth instructions as to payment), which joint release Buyer and the Sellers’ Representative agree to deliver to the Escrow Agent promptly following resolution of such Notice of Claim, or (b) an Arbitration Award, directing the Escrow Agent to disburse to such Buyer Indemnified Person such amount as set forth in such Arbitration Award.

9.8.3	If Sellers’ Representative timely delivers a Dispute Notice as set out in clause 9.8.2, then Buyer and Sellers’ Representative shall reasonably cooperate to resolve the matters set forth in such Dispute Notice as promptly as reasonably possible.

9.8.4	If any Buyer Indemnified Person is entitled to payment for any Losses pursuant to this clause 9, then such amount will first be satisfied from the Indemnity Escrow Account (except as set out in clause 9.8.2 with respect to Tax Losses in respect of the Initial Tax Indemnity Threshold) in accordance with the terms of this Deed and the Indemnity Escrow Agreement. If any Buyer Indemnified Person is entitled to payment for any Losses pursuant to this clause 9 in excess of the funds available in the Indemnity Escrow Account, then, subject to 3.4.3, such excess will be paid promptly after becoming due and payable in accordance with clause 3.4.4 by the relevant Participating Equityholders. Notwithstanding the first sentence of this clause 9.8.4, any Buyer Indemnified Person entitled to payment for any Losses in the case of fraud, wilful misconduct, intentional misrepresentation, or any breach of, or inaccuracy in, any Fundamental Warranty, or any breach, default or violation of any covenant or agreement of a Warranting Seller, an Oldford Group Company or the Sellers’ Representative (other than an Excluded Covenant) may elect to recover from the Warranting Sellers directly, without first pursuing any amounts contained in the Indemnity Escrow Account, and each Warranting Seller agrees that, in the case of any such election, such Warranting Seller shall, subject to the provisions of this clause 9, clause 3.4.2 and 3.4.3, pay Buyer the full amount of such Losses for which such Warranting Seller is liable, irrespective of whether any amounts remain available in the Indemnity Escrow Account. The foregoing shall not apply in the event of fraud, wilful misconduct or intentional misrepresentation by a specific Seller or a breach by such Seller of any of his/her/its specific warranties, as set out in such Seller’s Letter of Transmittal, or of a specific covenant by which such Seller is bound, in which case, such breaching Seller shall be liable to pay such Losses directly to the Buyer.

9.9	Exclusive remedy

From and after Completion, and except with respect to claims arising from breaches of the Fundamental Warranties, warranties contained in the Letters of Transmittal, fraud, intentional misrepresentation or wilful misconduct (or claims for equitable relief specifically provided for in this Deed), the provisions of this clause 9, clause 19 and Schedule 7 shall constitute the sole and exclusive remedy of the Indemnified Persons with respect to any Losses incurred by such Indemnified Persons in connection with this Deed.

9.10	Knowledge and investigation

The right of any Indemnified Person to indemnification pursuant to this clause 9 will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Deed or Completion, with respect to the accuracy or inaccuracy of any Warranty or performance of or compliance with any covenant or agreement referred to in clause 9.1, clause 9.2 or clause 9.4; provided, that Buyer represents and warrants that, to the Knowledge of Buyer, as of the date of this Deed, no breach of or inaccuracy exists with respect to any Warranty, covenant or agreement of Oldford or the Warranting Sellers; provided, however, that Buyer makes no such warranty with respect to the Fundamental Warranties or any warranty contained in the Letters of Transmittal.

9.11	Remedies cumulative

Subject to clause 9.9 and clause 9.14, the rights of each Buyer Indemnified Person and Seller Indemnified Person under this clause 9 are cumulative, and each Buyer Indemnified Person and Seller Indemnified Person, as the case may be, will have the right in any particular circumstance, in its sole discretion, to enforce any provision of this clause 9 without regard to the availability of a remedy under any other provision of this clause 9.

9.12	Time of payment of claims

Except as otherwise set forth in this clause 9, any amount owing by any person pursuant to this clause 9 shall be paid within five Business Days after final determination of such amount, in accordance with this Deed or as provided for in the Indemnity Escrow Agreement. For the elimination of doubt, if a claim for any Loss under this clause 9 is based upon a Liability which is contingent, no Indemnifying Person shall be liable to make any payment to any Indemnified Person in respect of such Loss unless and until such contingent Liability gives rise to an obligation to make a payment (but an Indemnified Person shall have the right to give notice of that claim pursuant to this clause 9 before such time).

9.13	Mitigation; insurance reimbursement

Each Indemnified Person shall use its commercially reasonable endeavours to mitigate any Losses after becoming aware of any event which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder. The amount of any Losses for which indemnification is provided under this clause 9 shall be reduced by: (a) the insurance proceeds actually received with respect to any such Losses and (b) any other amount, if any, actually recovered from third parties (as a result of indemnification, contribution, Guarantee or otherwise) by the Indemnified Person (or its Affiliates) with respect to any Losses less, in the case of each of the immediately preceding clauses (a) and (b), all reasonable costs (including attorneys’ fees) of the Indemnified Person to collect such proceeds and any likely or foreseeable increase in insurance premiums resulting from such recovery (each source named in clauses (a) and (b) of this clause 9.13, a “Collateral Source”); provided that such Indemnified Person shall nevertheless be entitled to bring a claim for indemnification under this clause 9 in respect of such Losses. If an Indemnified Person has received the payment required under this clause 9 from the applicable Indemnifying Person in respect of any Losses and later receives proceeds from a Collateral Source in respect of the same Losses, then such Indemnified Person shall hold such proceeds in trust for the benefit of the Indemnifying Person and shall pay to the Indemnifying Person, within 30 days after receipt, an amount equal to the excess of (i) the amount previously received by the Indemnified Person under this clause 9, plus the amount of proceeds actually received by such Indemnified Person from such Collateral Source (less all collection costs and any increase in insurance or other premiums arising therefrom or related thereto), over (ii) the amount of Losses with respect to such claim which the Indemnified Person has become entitled to receive under this clause 9 (for the avoidance of doubt, if such payment is made to the Participating Equityholders, it will be made in accordance with each Participating Equityholder’s Transaction Percentage).

9.14	No multiple recovery

No Indemnified Person shall be entitled to recover from an Indemnifying Person more than once for any particular Loss, nor shall any Indemnifying Person be liable or otherwise obligated to indemnify any or all Indemnified Persons for the same Loss more than once (i.e., no double counting). For the elimination of doubt, no indemnification claims may be made under this clause 9 to the extent the Loss incurred is (a) paid for in the Merger Consideration Adjustments or (b) is explicitly and specifically reserved in the Accounts.

9.15	Subrogation

After any Indemnifying Person makes payment in full to an Indemnified Person in respect of a claim pursuant to this clause 9, such Indemnifying Person shall, only to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Person against any third party (other than the Indemnified Person’s financing sources (including the Financing Sources)) in connection with the Losses to which such claim relates. Without limiting the generality of the preceding sentence, the Indemnified Person, upon receiving an indemnification payment pursuant to the preceding sentence shall, upon the written request of the Indemnifying Person, execute any instrument reasonably necessary to evidence such subrogation rights. The Indemnifying Person shall notify the Indemnified Person in writing in advance prior to making any claim against each such third party based on this subrogation provision.

9.16	Oldford’s indemnification obligations

9.16.1	Except as set forth in clause 10.4 or the indemnity letters attached as Exhibit L hereto, Participating Equityholders’ rights to seek indemnification, contribution or payment of any amount from any Oldford Group Company, whether or not arising in respect of (a) the Contemplated Transactions (including in respect of any indemnification obligations that Participating Equityholders are required to make to Buyer or any other Buyer Indemnified Person pursuant to a Transaction Document), (b) any Contractual Obligation that exists or may have existed between an Oldford Group Company and any such Participating Equityholder or (c) any other claim that a Participating Equityholder has or may have against an Oldford Group Company arising under any theory of Law or equity, shall terminate in all respects upon Completion. At Completion, each Seller does hereby release the Oldford Group Companies from any such claim that such Seller has or may have had against any such Oldford Group Company. Without limiting the generality of the foregoing, no Seller shall make any claim against any Oldford Group Company or any officer, employee, adviser, agent or other Representative thereof or thereto on whom it may have relied before agreeing to any terms of any Transaction Document or authorising any statement in the Disclosure Letter; provided, that no Seller shall be precluded from claiming against any other Seller under any right of contribution or indemnity to which such claiming Seller may be entitled.

9.16.2

If any Oldford Group Company suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach of any Warranty, covenant or obligation of such Oldford Group Company or any Seller hereunder, then (without limiting any of the rights of any Oldford Group Company, Buyer or any other Buyer Indemnified Persons as Indemnified Persons) Buyer shall also be deemed, by virtue of its ownership, directly or indirectly, of the Equity Securities of such Oldford

Group Company, to have incurred Losses as a result of and in connection with such inaccuracy or breach but in any case the total amount both Buyer and such Oldford Group Company may recover shall not exceed the amount of Losses (and subject further to all other limitations set out in this clause 9).

9.16.3	At Completion, Oldford (on its behalf and on behalf of the Oldford Group Companies) does hereby irrevocably and unconditionally forever release the Sellers and the persons listed in Exhibit L from any claim that any Oldford Group Company has or may have had against any such Seller or person (in such Seller’s or person’s capacity as a shareholder or as a director, officer or employee of any Oldford Group Company), other than as expressly contemplated by this Deed and except with respect to derivative claims against any person who served as a director or officer of any Oldford Group Company in respect of any breach of a fiduciary duty owed by such person to such Oldford Group Company.

9.17	Merger Consideration Adjustment

Payments received by any person pursuant to this clause 9 shall be treated by the parties as an adjustment to the Merger Consideration for Tax purposes.

9.18	No Liability for post-Completion Taxes

For the elimination of doubt, the Participating Equityholders shall have no Liability for Taxes for any taxable period beginning after the Completion Date and the portion of any Straddle Period beginning after the Completion Date (as determined in accordance with clause 1.1(c) of the Tax Covenant).

9.19	Excluded Tax Events

Notwithstanding any provision of this Deed to the contrary, the Participating Equityholders shall not have any Liability hereunder whatsoever as a result of the occurrence of any Excluded Tax Event, regardless of whether such Excluded Tax Event: (a) caused a breach of a Warranty (including a Tax Warranty), a breach of covenant (including the Tax Covenant) or a breach of any other provision in this Deed, or (b) raises any obligation for indemnification or reimbursement pursuant to the terms of this Deed.

9.20	No Liability for Certain Cessations of Operations

For the elimination of doubt, the parties acknowledge that the cessation or prohibition of the operation of the Business or the elimination of any of the Oldford Group Companies’ ability to offer gaming products or services in any jurisdiction from which the Oldford Group Companies derived less than 5% of the gross gaming revenues of the Oldford Group Companies for the year ended December 31, 2013, shall not, in and of itself, constitute a breach of a Warranty, covenant or other obligation of Sellers or any Oldford Group Company under this Deed; and no Buyer Indemnified Person shall be entitled to seek indemnity under this clause 9 for a breach of any Warranty, covenant or other obligation of Sellers or any Oldford Group Company under this Deed related to such cessation, prohibition or elimination unless such breach resulted from the act, omission or transaction of any Seller or any Oldford Group Company.

10.	CERTAIN COVENANTS

10.1	Confidentiality

10.1.1

Each Warranting Seller acknowledges that the success of the Business and the Oldford Group Companies after Completion depends upon the continued preservation of the confidentiality of certain information possessed by such

Warranting Seller, that the preservation of the confidentiality of such information by such Warranting Seller is an essential premise of the bargain between such Warranting Seller and Buyer, and that Buyer would be unwilling to enter into this Deed in the absence of this clause 10.1. Accordingly, each Warranting Seller (severally and not jointly with the other Warranting Seller) hereby agrees with Buyer that such Warranting Seller and its Affiliates will not, and that such Warranting Seller will cause its Affiliates to not, at any time on or after the Completion Date, directly or indirectly, without the prior written consent of Buyer, disclose or use, any Confidential Information involving or relating to the Business or the Oldford Group Companies, including (a) customer, partners, contract parties and supplier information, including lists of names and addresses of customers, partners, contract parties and suppliers of the Oldford Group Companies; (b) business plans and strategies, compensation plans, compensation information, sales plans and strategies, pricing and other terms applicable to transactions between existing and prospective customers, suppliers or business associates; (c) market research and databases, sources of leads and methods of obtaining new business, and methods of purchasing, marketing, selling, performing and pricing products and services employed by any Oldford Group Company; (d) information concerning the Intellectual Property and Software including configuration and architecture, technical data, networks, methods, practices, standards and capacities of any Oldford Group Company’s information systems; (e) information identified as confidential and/or proprietary in internal documents of an Oldford Group Company; and (f) all information that would be a trade secret under any applicable Law; provided, however, that the information and/or disclosure subject to the foregoing provisions of this sentence will not include (i) disclosure that has been consented to in writing by the Buyer, (ii) any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof), (iii) such disclosure that is required by an applicable Legal Requirement or Relevant Authority or the regulations of any stock exchange, if the receiving party gives the Buyer prompt notice thereof (to the extent legally permitted), discloses only that portion of the information that is legally required to be disclosed and takes no action to oppose efforts to seek confidential treatment of such information, (iv) such disclosure is required for such party to enforce this Deed or defend or preserve its rights hereunder or is reasonably required in connection with any litigation against or involving such party to enforce this Deed or defend or preserve its right hereunder, or (v) such disclosure that is required to obtain Tax or other clearances or consents from applicable Relevant Authorities, or such disclosure is necessary or required in connection with Tax filings; and provided, further, that the provisions of this clause 10.1.1 will not prohibit any retention of copies of records or disclosure (A) required by any applicable Legal Requirement so long as reasonable prior notice is given to Buyer of such retention and disclosure and a reasonable opportunity is afforded to Buyer to contest the same, (B) made in connection with the enforcement of any right or remedy relating to, or the performance of any obligation arising under, this Deed or the Contemplated Transactions, or (C) required in connection with any of the other exceptions for disclosure set out in sub-clauses (i)-(v) above.

10.1.2

The foregoing shall not restrict the ability of Oldford or any Warranting Seller to disclose information to their Representatives who need to know the information for purposes of the Contemplated Transactions or for any of the other purposes set out in clause 10.1.1, and who are advised of the confidential and/or proprietary nature of such information and are bound by confidentiality obligations (which may be contained in such Representative’s engagement agreements or rules of professional conduct) that prohibit the further use and disclosure of the Confidential Information; provided, that each Warranting Seller shall remain responsible for any breach or violation of the provisions of clause 10.1 by such Representatives.

10.1.3	The provisions of the Non-Disclosure Agreement shall continue to be in full force and effect and shall apply to all information furnished by the Oldford Group Companies and the Sellers to Buyer and its Representatives until Completion (whereupon such provisions shall lapse); provided, however, that if this Deed is terminated by either party in accordance with clause 8, then the Non-Disclosure Agreement shall continue to be in full force and effect and shall apply to all information furnished by the Oldford Group Companies and the Sellers to Buyer and its Representatives prior to termination; provided, further, that disclosures during the Interim Period pursuant to, and in accordance with, the provisions of Schedule 4 shall be expressly permitted.

10.1.4	If this Deed is terminated by either party in accordance with clause 8, Buyer shall not, for the benefit of the Sellers and the Oldford Group Companies, either alone or in conjunction with or on behalf of any other person, and shall procure that no Affiliate of Buyer, at any time during the period of two years following the date of such termination, solicit or contact with a view to his or her engagement or employment by another person, an officer, employee or manager of any Oldford Group Company or a person who was an officer, employee or manager of any such Oldford Group Company at any time during the six months prior to the date of this Deed, whether or not such person would commit a breach of his or her employment contract by reason of leaving service. Notwithstanding the foregoing, in the event of such termination, Buyer shall be able to advertise job openings by use of newspapers, magazines, the Internet and other media, as well as engage recruitment agencies or companies not directed at the Oldford Group Companies or their individual employees, consultants or independent contractors.

10.2	Cooperation regarding financial statements

Until April 30, 2015, the Warranting Sellers shall, if they are reasonably asked to so do by Buyer, at the sole expense of Buyer (and only to the extent that the Oldford Group Companies and their personnel are not able to adequately do so without the assistance of the Warranting Sellers), use their reasonable endeavours to assist and cooperate with the endeavours of Buyer and its accountants and auditors to prepare and audit any financial statements (including pro forma financial statements) which relate to the Business and the period prior to Completion that Buyer will be required to prepare, file or furnish pursuant to any applicable securities laws or exchange requirements, including any rules or regulations of the Toronto Stock Exchange (“TSX”) or other stock exchange, or under any other applicable Laws.

10.3	Litigation support

If Buyer or any Oldford Group Company is (a) actively contesting or defending against any Action in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction, or (b) taking any action that Buyer or any Oldford Group Company reasonably deems necessary or appropriate under any Order entered against any Oldford Group Company (including the Oldford Stipulation), which, in each case of (a) or (b) above, exists or relates to an event that occurred on or prior to the Completion Date involving an Oldford Group Company or the Business, then, at any time prior to the second anniversary of the Completion Date, the Warranting Sellers and their Affiliates will, at the cost and expense of Buyer (unless and to the extent Buyer is entitled to indemnification therefor hereunder, in which event such costs and expenses shall be borne by the Warranting Sellers), use reasonable endeavours to cooperate in such contest or defence (including by providing such testimony as may be reasonably necessary in connection with such contest or defence) and render such assistance as may be reasonably requested by Buyer to comply with any such Order, except that the Warranting Sellers shall not be required to do any of the foregoing in the event that such cooperation, testimony or other action shall conflict with their own Actions, investigations, proceedings or interests.

10.4	Directors’ and officers’ Liability

Buyer agrees that the indemnification obligations (including exculpation rights) set forth in the Organisational Documents of the Oldford Group Companies shall survive Completion and shall not be amended, repealed or otherwise modified for a period of at least seven years after Completion in any manner that would adversely affect the rights thereunder of any person who on or prior to Completion was a director or officer, and all such rights shall be observed by the Oldford Group Companies and Buyer. Without derogating from the foregoing, following Completion, Oldford shall (and the Buyer shall procure that Oldford shall) irrevocably and unconditionally indemnify and hold harmless each of the Warranting Sellers and the persons listed on Exhibit L for their actions or defaults prior to Completion (other than in connection with this Deed), in their capacity as employees, officers, directors or shareholders of the Oldford Group Companies, in accordance with the terms of the indemnity letters attached as Exhibit L hereto.

10.5	Use of Proceeds

[INTENTIONALLY DELETED].

10.6	Shareholders’ Meeting; Related Notices

10.6.1	As soon as reasonably practicable but in no event later than the 45th day following the date of this Deed, Oldford shall hold a meeting of its shareholders for the purpose of seeking Oldford Shareholder Approval of this Deed, including the Scheme of Merger (the “Shareholders’ Meeting”). Oldford shall prepare and, not less than 14 days prior to the date of the Shareholders’ Meeting (unless a longer notice period is required by Oldford’s Organisational Documents), deliver to each Oldford shareholder of record on such mailing date a notice of the Shareholders’ Meeting, together with a copy of the Scheme of Merger, which notice shall comply in all respects with the requirements of the Companies Act, including Section 153(6)(c) thereof, and Oldford’s Organisational Documents (the “Shareholders’ Meeting Notice”). Oldford shall provide Buyer, Buyer Parent and their counsel a reasonable opportunity to review the Shareholders’ Meeting Notice before Oldford mails it to Oldford’s shareholders, and Oldford shall give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by Buyer, Buyer Parent and their counsel.

10.6.2

Not less than 21 days prior to the filing of the Scheme of Merger with the Registrar (the “Merger Notice Period”), Oldford shall, in accordance with Section 154(2)(c) of the Companies Act, deliver a notice to each of its shareholders, which notice shall state that Oldford intends to participate in the Merger and stating that the Scheme of Merger may be inspected at such office of the registered agent of Oldford and Merger Sub at such reasonable times specified in such notice (the “Notice of Merger”) and publish such notice in two newspapers published in the Isle of Man. Oldford shall provide Buyer, Buyer Parent and their counsel a reasonable opportunity to review the Notice of Merger before Oldford mails it to

Oldford’s shareholders, and Oldford shall give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by Buyer, Buyer Parent and their counsel.

10.7	Buyer Parent Shareholders’ Meeting

As soon as reasonably practicable but in no event later than the 45th day following the date of this Deed, Buyer Parent shall hold a meeting of its shareholders for the purpose of seeking the requisite approval of its shareholders required for Buyer Parent to consummate the Contemplated Transactions.

11.	RESTRICTIONS ON WARRANTING SELLERS’ BUSINESS ACTIVITIES

11.1	Warranting Sellers’ undertakings

Each Warranting Seller covenants with Buyer, for the benefit of Buyer and each Oldford Group Company, that it shall not, either alone or in conjunction with or on behalf of any other person, and shall procure that no Affiliate of such Warranting Seller shall, do any of the following things:

11.1.1	neither pending Completion nor at any time during the period of three years following the Completion Date, directly or indirectly, carry on, be engaged, concerned or interested in or assist a Competing Business anywhere in the world;

11.1.2	neither pending Completion nor at any time during the period of three years following the Completion Date, do or say anything which purpose, intent or likely effect is to harm any Oldford Group Company’s goodwill or reputation (as subsisting at the date of this Deed), and otherwise not make any public disparaging or derogatory statements concerning Buyer, or which purpose or intent is to lead a person who has dealt with any Oldford Group Company at any time during the nine months prior to the date of this Deed to cease to deal with any such Oldford Group Company on substantially equivalent terms to those previously offered or at all;

11.1.3	neither pending Completion nor at any time during the period of two years following the Completion Date, solicit or contact with a view to his or her engagement or employment by another person, an officer, employee or manager of any Oldford Group Company or a person who was an officer, employee or manager of any such Oldford Group Company at any time during the six months prior to the date of this Deed, whether or not such person would commit a breach of his or her employment contract by reason of leaving service; or

11.1.4	assist any other person to do any of the foregoing things.

11.2	No holding out

No Warranting Seller shall, and each Warranting Seller shall procure that no Affiliate or beneficial owner of such Warranting Seller shall, at any time after Completion:

11.2.1	intentionally give the impression (or permit or authorise another person to give the impression) that it is connected with any Oldford Group Company following Completion or that it has any authority to act on behalf of any such Oldford Group Company;

11.2.2

in any way, whether directly or indirectly, be concerned or knowingly take part in the carrying on of any business which uses any of the names or words (alone, together or in conjunction with any other words or symbols)

used by any Oldford Group Company at any time during the five years before the Completion Date or any colourable or phonetic imitation thereof in any combination, manner or form or any other name which is so similar to a name by which any Oldford Group Company or a product or service supplied by any such Oldford Group Company is known, or has been known at any time during the five years before the Completion Date, in each case as to reasonably be capable of suggesting an association of any kind with any such Oldford Group Company or any such product or service; or

11.2.3	in any way, whether directly or indirectly, be concerned or take part in the carrying on of any business which uses any Company Intellectual Property or any trade or service mark, business or domain name, distinctive mark, style, design or logo which, as at the date of this Deed, is or had been owned by any Oldford Group Company or anything which is reasonably capable of confusion with such mark, name, design or logo.

11.3	Independent undertakings, etc.

11.3.1	The restrictions in clauses 11.1 and 11.2 operate as separate restrictions in relation to each Oldford Group Company.

11.3.2	The restrictions in clauses 11.1 and 11.2, taken separately and together, are not more onerous or extensive than is necessary to protect the value of the Shares and the ability of Buyer to sell, or procure the sale of, the Shares or Business (or any part thereof) of any Oldford Group Company, and are also fair and reasonable, having regard to all the circumstances, including the amount payable for the Shares.

11.3.3	In the event that a court or other competent authority holds that any of the restrictions in clauses 11.1 or 11.2 would be unenforceable unless some part of such clause was deleted or its scope were reduced (by being limited to a specific type of business, by its duration or geographic extent being reduced or in any other way), the restriction shall have effect, and shall be deemed always to have had effect, subject to such alterations as are necessary to prevent it from being unenforceable.

11.3.4	Each of the restrictions in clauses 11.1 or 11.2 is separate and entirely independent from the others so that it shall not be rendered unenforceable if (despite the foregoing) all or any of the other restrictions are unenforceable.

11.3.5	The Warranting Sellers have entered into the restrictions in this clause 11 having been separately legally advised.

11.4	Certain exclusions

Notwithstanding clause 11.1 and clause 11.2, none of the following activities shall constitute a violation of clause 11.1 or clause 11.2: (a) the advertisement of job openings by use of newspapers, magazines, the Internet and other media, as well as the engagement of recruitment agencies or companies not directed at Buyer, the Oldford Group Companies or any of their respective Affiliates or individual prospective employees, consultants or independent contractors; or (b) acquiring through open market purchases and owning, solely as a passive investment, 5% or less in the aggregate of the Equity Securities of any class of publicly traded securities of a person that is engaged in a Competing Business.

11.5	Buyer’s non-disparagement obligation

Buyer shall (and shall procure that the Oldford Group Companies shall) neither pending Completion nor at any time following the Completion Date, do or say anything which purpose, intent or likely effect is to harm the goodwill or reputation (as subsisting at the date of this

Deed) of any of the Sellers or the Oldford Group Company’s officers, directors and employees who are listed on Exhibit N (collectively, the “Non-disparaged Persons”), and otherwise not make any public disparaging or derogatory statements concerning any of the Non-disparaged Persons.

11.6	Application of the Third Parties Act

Each Oldford Group Company may enforce the provisions of clauses 11.1 to 11.4 subject to and in accordance with the provisions of the Third Parties Act. Each Non-disparaged Person may enforce the provisions of clause 11.5 subject to and in accordance with the provisions of the Third Parties Act.

11.7	Consideration

Buyer and Sellers confirm that no portion of the Merger Consideration is attributable to the non-competition and non-solicitation covenants set forth in clauses 11.1 and 11.2. Buyer and Sellers confirm that these restrictive covenants and agreements have been granted to maintain and preserve the fair market value of the Shares.

12.	ENTIRE AGREEMENT

12.1	The Transaction Documents together constitute the whole and only agreement between the parties in relation to the Contemplated Transactions and supersede any previous agreement whether written or oral between all or any of the parties in relation to that subject matter (including, the Oldford Letter of Intent signed among the Warranting Sellers and Buyer Parent on 13 January 2014, and which is hereby terminated and of no further force and effect).

12.2	Each party acknowledges that in agreeing to enter into this Deed, it has not relied on any representation or warranty made by or on behalf of any other party, except as set forth in this Deed.

12.3	Nothing in this clause limits or excludes any liability for fraud.

13.	INVALIDITY

If at any time all or any part of any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under any Law, such action shall not affect or impair:

13.1.1	the legality, validity or enforceability in that jurisdiction of the remainder of that provision or all other provisions of this Deed; or

13.1.2	the legality, validity or enforceability under the Law of any other jurisdiction of that provision or ail other provisions of this Deed.

14.	AMENDMENTS, WAIVERS AND RIGHTS

14.1	Amendments

No amendment or variation of the terms of this Deed shall be effective unless it is made or confirmed in a written document signed by, or on behalf of, each party.

14.2	Delay in exercise/non-exercise of rights

Except as expressly set out in this Deed, no delay in exercising, or non-exercise, by a party of any right, power or remedy provided by Law or under this Deed impairs, or constitutes a waiver or release of, that right, power or remedy.

14.3	Waivers

Any waiver or release must be specifically granted in writing signed by the party granting it and shall:

14.3.1	be confined to the specific circumstances in which it is given;

14.3.2	not affect any other enforcement of the same or any other right; and

14.3.3	unless it is expressed to be irrevocable, be revocable at any time in writing.

To the extent any waiver by Buyer related to clauses 8, 15, 19, and 22 is adverse to the rights of the Financing Sources, the prior written consent of the Financing Sources shall be required before such waiver is rendered effective.

14.4	Exercise of rights

No single or partial exercise of any right, power or remedy provided by Law or under this Deed prevents any other or further exercise of it or the exercise of any other right, power or remedy.

14.5	Rights and remedies cumulative

Except as expressly set out in this Deed, the rights, powers and remedies of each party under this Deed are cumulative.

14.6	Survival

Any provision of this Deed which is capable of being performed after, but which has not been performed at or before, Completion and all Warranties, covenants and other undertakings contained in, or entered into pursuant to, this Deed shall remain in full force and effect notwithstanding Completion.

15.	ASSIGNMENT

This Deed is personal to the Sellers, Buyer, Buyer Parent and Merger Sub. Accordingly, none of Buyer, Buyer Parent, Merger Sub or any Seller shall assign, transfer, declare a trust for the benefit of, or in any other way alienate, or create rights over, any of its rights or benefits under this Deed, whether in whole or in part; provided that, Buyer may (a) assign its rights (but not its obligations) under this Deed and the other Transaction Documents to any subsidiary that is wholly-owned by it as of the Completion Date so long as such wholly-owned assignee agrees to be bound by all the terms and conditions of this Deed, and (b) collaterally assign any or all of its rights and obligations under this Deed to any of its Financing Sources providing Financing and any agent for such Financing Sources as security for the Financing.

16.	THIRD PARTY RIGHTS

16.1	Save for the Third Party Beneficiaries and in accordance with clause 16.2, the parties do not intend that any term of this Deed should be enforceable by virtue of the Third Parties Act by any person who is not a party to this Deed. Nothing in this clause 16 affects any right or remedy of a third party which exists or is available apart from the Third Parties Act.

16.2	The Third Party Beneficiaries may enforce the relevant provisions of this Deed, subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999 provided that:

16.2.1	this Deed may be varied from time to time or rescinded without the consent of all or any of the Third Party Beneficiaries and s2(1)(a) to (c) Contracts (Rights of Third Parties) Act 1999 shall not apply to this Deed;

16.2.2	none of the Third Party Beneficiaries may assign any of their respective rights under any of those clauses either in whole or in part; and

16.2.3	neither Oldford nor any Oldford Group Company nor any officer, employee, agent or adviser thereof or thereto may take any steps to enforce all or any of its rights under clauses 11.1 to 11.4 against any of the Sellers without Buyer’s prior written consent and without first having appointed Buyer as its agent to have sole conduct of all proceedings involving that Oldford Group Company.

17.	NOTICES

17.1	Form of notices

Any notice shall be:

17.1.1	in writing;

17.1.2	in the English language; and

delivered personally or sent by commercial courier or by email (provided that, if sent by email, a hard copy is also delivered personally or by commercial courier as soon as reasonably practicable thereafter and in any event within five Business Days of such email being sent) to the party due to receive the notice marked for the attention of the person set out in clause 17.3 and to the address set out therein or to such other address, person or email address as may be notified from time to time in accordance with this clause 17 by the relevant party to the other parties, by not less than 10 Business Days’ written notice.

17.2	Notice deemed given

Unless there is evidence that it was received earlier, a notice is deemed given:

17.2.1	if delivered personally, at the time of delivery;

17.2.2	if sent by commercial courier, on the date and at the time of signature of the courier’s delivery receipt; and

17.2.3	if sent by email, at the time of sending, provided that:

(a)	no notification informing the sender that the message has not been delivered is received by the sender; and

(b)	a hard copy of the email is delivered personally or by commercial courier within five Business Days of such email being sent;

provided that if any notice would otherwise become effective on a non-Business Day or after 17:00 hours on a Business Day, it shall instead become effective at 09:00 hours on the next Business Day.

17.3	Details of the parties

The details for the purposes of clause 17 are:

If to the Warranting Sellers, to the Sellers’	Igal Mark Scheinberg
Representative:	[INTENTIONALLY DELETED]

with a copy (which shall not constitute notice) to:	Herzog Fox & Neeman
Asia House, 4 Weizmann St.
Tel Aviv 6423904, Israel
	Telephone:	(972) 3 692-2020
	Facsimile:	(972) 3 696-6464
	Attention:	Alan Sacks
Ran Hai
	Email:	sacksa@hfn.co.il
hair@hfn.co.il

If to Merger Sub or Buyer, to:	Amaya Holdings B.V.
Martinus Nijhofflaan 2
2624ES Delft
The Netherlands

with a copy (which shall not constitute notice) to:	Amaya Gaming Group Inc.
7600 Trans-Canada Highway
Pointe-Claire, Quebec H9R 1C8, Canada
	Telephone:	(514) 744-3122
	Facsimile:	(514) 744-5114
	Attention:	David Baazov
Chief Executive Officer
	Email:	david.baazov@amayagaming.com

and

	Telephone:	(514) 744-3122
	Facsimile:	(514) 744-5114
	Attention:	Marlon D. Goldstein, Esq.
Executive Vice President, Corporate
Development and General Counsel
	Email:	marlon.goldstein@amayagaming.com

and

Greenberg Traurig, P.A.
333 S.E. 2nd Avenue
Miami, Florida 33131 U.S.A.
	Telephone:	+1 (305) 579-0748
	Facsimile:	+1 (305) 961-5748
	Attention:	Gary Epstein, Esq.
Lorne Cantor, Esq.
	Email:	epsteing@gtlaw.com
cantorl@gtlaw.com

If to Buyer Parent, to:	Amaya Gaming Group Inc.
7600 Trans-Canada Highway
Pointe-Claire, Quebec H9R 1C8, Canada
	Telephone:	(514) 744-3122
	Facsimile:	(514) 744-5114
	Attention:	David Baazov
Chief Executive Officer
	Email:	david.baazov@amayagaming.com

and

	Telephone:	(514) 744-3122

	Facsimile:	(514) 744-5114
	Attention:	Marlon D. Goldstein, Esq.
Executive Vice President, Corporate
	Email:	Development and General Counsel marlon.goldstein@amayagaming.com

with a copy (which shall not constitute notice) to:	Greenberg Traurig, P.A.
333 S.E. 2nd Avenue
Miami, Florida 33131 U.S.A.
	Telephone:	+1 (305) 579-0748
	Facsimile:	+1 (305) 961-5748
	Attention:	Gary Epstein, Esq.
Lorne Cantor, Esq.
	Email:	epsteing@gtlaw.com
cantorl@gtlaw.com

17.4	Notice to personal representatives

If a party (being an individual) dies, any notice addressed to the deceased or to his personal representatives and sent or delivered in accordance with clause 17.3 shall, pending receipt by the other parties of a certified copy of the grant of representation to the estate of the deceased, be deemed sufficient service of that notice on the deceased and his personal representatives for all purposes and shall be as effectual as if the deceased were still living.

18.	COUNTERPARTS

18.1	Any number of counterparts

This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each of the parties has executed at least one counterpart.

18.2	Each counterpart an original; electronic signatures

Each counterpart constitutes an original of this Deed, but all the counterparts together constitute but one and the same instrument. Facsimile or other electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Deed.

19.	GOVERNING LAW AND JURISDICTION

19.1	Governing law

This Deed, and any dispute or claim arising out of, or in connection with, it or its subject matter or formation (including non-contractual disputes or claims), shall be governed by, and construed in accordance with, the law of England and Wales.

19.2	Dispute resolution

19.2.1

Unless where otherwise expressly specified herein, any dispute arising out of, or in connection with, this Deed, including in respect of the Indemnity Escrow Agreement or any other Transaction Document, including any question regarding any of their existence, validity or termination, shall be submitted to arbitration at the request of, and upon written notice by, any disputing party and shall be finally determined by arbitration pursuant to the rules of the London Court of International Arbitration (“LCIA”) which rules are deemed to be incorporated by reference into this clause. The seat or legal place of arbitration shall be London, England, and the arbitration proceedings shall take place in London, England, before a panel of three arbitrators (the “Panel”), and shall be conducted in English. The Panel members shall be appointed as follows: (a) each of the Sellers’ Representative and Buyer may appoint one (1) member at its own discretion; and (b) an additional member shall be jointly selected by the Sellers’ Representative and Buyer. If the Sellers’ Representative and Buyer are unable to agree on the identity of a third Panel member, such third Panel member shall be selected by the LCIA. The decision of the arbitrators (an “Arbitration Award”) shall be binding and final on all the parties and not be subject to any appeal under any Law governing such procedures in respect of such arbitration proceedings.

19.2.2	If any witness required for such proceedings who is a Seller, or an employee, consultant or agent of any of the Oldford Group Companies or Buyer is located in a jurisdiction outside of London (a “Remote Location”), the Sellers’ Representative and Buyer will meet with the Panel at the time of the proceeding to agree on an acceptable process of obtaining such witness’s testimony, which may include taking testimony in such Remote Location via a live hearing, video or other recording, video conference or affidavit.

19.2.3	Notwithstanding anything in this Deed to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract in tort or otherwise, against the Financing Sources in any way relating to this Deed or any of the transactions contemplated by this Deed, including any dispute arising out of or relating in any way to the Financing Sources, the Commitment Documents or the performance thereof in any forum other than a state or federal court sitting in the Borough of Manhattan in the City of New York, in the State of New York, United States. For the elimination of doubt, any dispute arising out of, or in connection with, this Deed or the Contemplated Transaction between the parties hereto shall be brought and conducted in accordance with clause 19.2.1.

19.3	Specific performance; injunctive relief

19.3.1	The parties hereto agree that irreparable damage would occur if any provision of this Deed were not performed by each party in accordance with the specific terms hereof or were otherwise breached by such party. It is accordingly agreed that each party shall be entitled, without posting a bond or similar indemnity, to an injunction or injunctions to prevent breaches of this Deed or to specifically enforce the performance of the terms and provisions hereof in any court or arbitral tribunal located in London, England, in addition to any other remedy to which such party may be entitled at law or in equity. The parties agree not to oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Deed on the basis that such party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

19.3.2

Buyer, Oldford and the Warranting Sellers acknowledge and agree that the agreements contained in this clause 19.3 are an integral part of the Contemplated Transactions, and that, without these agreements, none of Buyer, Oldford and the Warranting Sellers would enter into this Deed. The parties hereto acknowledge that the damages resulting from a party’s failure to complete the Contemplated Transactions in accordance with the terms of this Deed are uncertain and incapable of accurate calculation and that specific performance is a reasonable and appropriate remedy in the event such party breaches its obligations under this Deed.

19.3.3	Notwithstanding the foregoing clauses 19.3.1 and 19.3.2, in no event shall Oldford or any Seller have the right to cause the Buyer to effect Completion, and Oldford and Sellers shall not be entitled to an injunction or injunctions or specific performance or other equitable relief in respect of causing Completion,

19.4	No public announcements

No public announcement or disclosure will be made by any party with respect to the subject matter of this Deed or the Contemplated Transactions without the prior written consent of Buyer and the Sellers’ Representative. Additionally, Buyer and the Sellers’ Representative shall agree on the form and content of any public announcement or disclosure with respect to this Deed or the Contemplated Transactions prior to the issuance thereof, including providing each other the opportunity to review and comment upon, and agree upon, any such public announcement or disclosure, and no such public announcement or disclosure shall be issued prior to such consultation and agreement; provided, however, that the provisions of this clause 19.4 will not prohibit (a) any disclosure required by any applicable Legal Requirements, including any disclosure necessary or desirable to provide proper disclosure under the securities laws or under any rules or regulations of any securities exchange on which the securities of such party may be listed or traded (provided that in such event, and to the extent permissible under applicable Legal Requirements, the announcing party shall use all reasonable endeavours to consult with the other party(ies) as to the content and form of any such public announcement or disclosure and consider in good faith any comments the other party(ies) may have), or (b) any disclosure made in connection with the enforcement of any right or remedy relating to, or the performance of any obligation arising under, this Deed or the Contemplated Transactions.

20.	FEES AND COSTS

Except as otherwise explicitly provided for in this Deed, all fees and expenses incurred in connection with the Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Contemplated Transactions are consummated.

21.	AGENT FOR SERVICE OF PROCESS

21.1	Maintenance of agent

The Sellers’ Representative, Oldford, Buyer, Merger Sub and Buyer Parent shall at all times maintain an agent for receipt of service of process in England.

21.2	Appointment of agent

Pursuant to clause 21.1:

21.2.1	the Sellers’ Representative appoints Wiggin LLP, located at 10th Floor, Met Building, 22 Percy Street, London W1T 2BU;

21.2.2	Oldford appoints Wiggin LLP, located at 10th Floor, Met Building, 22 Percy Street, London W1T 2BU; and

21.2.3	Buyer, Buyer Parent and Merger Sub appoint Trident Company Services (UK) Limited, located at 7 Welbeck Street, London, WIG 9YE.

as their respective agents for the purpose of service of process in England.

21.3	Service of documents

Any Service Document shall be deemed to have been duly served if marked for the attention of Trident Company Services (UK) Limited at 7 Welbeck Street, London, WIG 9YE or Wiggin LLP, located at 10th Floor, Met Building, 22 Percy Street, London W1T 2BU, as the case may be, and:

21.3.1	left at the specified address, in which case the Service Document shall, unless there is evidence that it was received earlier, be deemed to have been duly served at the time it is left; or

21.3.2	sent by commercial courier to the specified address, in which case the Service Document shall, unless there is evidence that it was received earlier, be deemed to have been duly served on the date and at the time of signature of the courier’s delivery receipt, provided, that if any Service Document would otherwise be duly served on a non-Business Day or after 17:00 hours on a Business Day, it shall instead be duly served at 09:00 hours on the next Business Day.

21.4	Replacement agent(s)

If for any reason an agent appointed under this clause 21 ceases to act as such or ceases to have an address in England:

21.4.1	the relevant party shall promptly appoint a replacement agent having an address for service in England and notify the remaining parties of the appointment and the name and address of the replacement agent; and

21.4.2	failing such appointment and notification within five Business Days of such cessation, the remaining parties shall be entitled by notice to the relevant party to appoint a replacement agent to act on the relevant party’s behalf, and the provisions of this clause 21 applying to service on an agent apply equally to service on a replacement agent.

21.5	Buyer Parent Guarantee

21.5.1	Buyer Parent hereby absolutely, unconditionally and irrevocably:

(a)	guarantees, as a primary obligor and not merely as a surety, to Oldford and the Sellers (i) the full and punctual payment when due of all applicable payment obligations of Buyer and Merger Sub under this Deed, including the Merger Consideration and the Deferred Payment Amount, and (ii) the full and punctual observance and performance of all of Buyer’s and Merger Sub’s liabilities and obligations under, or arising out of, this Deed; and

(b)	agrees that the Sellers and the Sellers’ Representative may enforce their, and other Participating Equityholders’, rights against Buyer Parent without first exercising any rights or remedies against Buyer or Merger Sub.

21.5.2	Buyer Parent agrees that its obligations pursuant to this clause 21.5 shall not be released or discharged, in whole or in part, or otherwise affected by: (a) the failure of the Sellers to assert any claim or demand or to enforce any right or remedy against Buyer or Merger Sub; (b) any change in the time, place or manner of payment of any amounts Buyer or Merger Sub is required to pay or performance of Buyer’s or Merger Sub’s obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Deed or any other Transaction Document, other than to the extent agreed to by the Sellers’ Representative in advance; (c) the addition, substitution or release of any person (other than Buyer or Merger Sub) interested in the Contemplated Transactions; (d) any change in the Organisational Documents or name of Buyer, Merger Sub the Oldford Group Companies or any other person or any change of control in any of them; (e) any insolvency, bankruptcy, reorganisation, liquidation, winding-up, incapacity, disability or other similar proceeding affecting Buyer or Merger Sub; (f) the existence of any claim, set-off or other rights which Buyer Parent may have at any time against Buyer or Merger Sub or any of their respective Affiliates; or (g) the adequacy of any other means the Sellers may have of obtaining payment of the Buyer’s or Merger Sub’s applicable payment obligations under this Deed or the other Transaction Documents, including the Confirmed Completion Date Purchase Price and the Deferred Payment Amount.

21.5.3	Buyer Parent agrees that Oldford, the Warranting Sellers and Buyer may at any time, and from time to time, without notice to or further consent of Buyer Parent, change the time of payment or performance of any obligations of Buyer or Merger Sub under this Deed in accordance with the terms hereof and thereof, and may also make any agreement with Buyer or Merger Sub for the extension, renewal, payment, compromise, discharge, amendment, change or release thereof, in whole or in part, or for any modification of the terms thereof, without in any way impairing or affecting the guarantee set forth in this clause 21.5. Buyer Parent waives notice of the acceptance of this guarantee, presentment, demand for payment, notice of dishonour and protest.

21.5.4	No failure on the part of a Seller to exercise, and no delay in exercising, any right, remedy or power pursuant to this clause 21.5 shall operate as a waiver thereof, nor shall any single or partial exercise by such Seller of any right, remedy or power pursuant to this clause 21.5 preclude any other or future exercise of any right, remedy or power pursuant to this clause 21.5. Each and every right, remedy and power hereby granted to the Sellers pursuant to this clause 21.5 or allowed to them by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Sellers at any time or from time to time.

21.5.5	Buyer Parent acknowledges that its guarantee set out in this clause 21.5 is delivered to the Warranting Sellers and Oldford with the intention of inducing the Warranting Sellers and Oldford to enter into this Deed and that the Warranting Sellers and Oldford have entered into this Deed in reliance upon such guarantee.

21.5.6	Each Warranting Seller may enforce the provisions of this clause 21.5 subject to and in accordance with the provisions of the Third Parties Act.

22.	NON-RECOURSE

Subject to the rights of Buyer under the Commitment Documents or the Definitive Agreements, in each case under the terms thereof, none of the Financing Sources shall have any liability for any obligations or liabilities of any party hereto under this Deed or for any claim (whether in contract, tort or otherwise) based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Documents, the transactions contemplated thereby or the performance thereof and the parties hereto agree not to assert any such claim or bring any action, suit or proceeding in connection with any such claim against any Financing Source.

23.	EXECUTION

The parties have shown their acceptance of the terms of this Deed by executing it after the Schedules.

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SCHEDULE 1

KEY INFORMATION

Part 1 – Details of Oldford

Company number	:	[*****]
Date of incorporation	:	10 October 2001, continued in the Isle of Man on 20 November 2013
Place of incorporation	:	British Virgin Islands, continued in the Isle of Man
Registered office	:	Douglas Bay Complex, King Edward Road, Isle of Man IM3 1DZ
Directors	:	[*****]
[*****]

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Part 2 – Details of the subsidiaries of Oldford

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Part 2(b) – Dormant Entities

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Part 3 – Details of Joint Ventures

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Part 4 – The Sellers

1.	OLDFORD – WARRANTING SELLERS

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1.1	HOLDERS OF VESTED PHANTOM PLAN EQUITY AWARD UNITS

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SCHEDULE 2

EXAMPLES OF POST-COMPLETION MERGER CONSIDERATION ADJUSTMENT CALCULATIONS

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SCHEDULE 3

CONDITIONS

PART 1

1.1	No Legal Prohibition.

No Relevant Authority shall have enacted, issued, promulgated, enforced or entered into any Law or Order and no other legal or regulatory restraint or prohibition shall be in effect, in either case, which has the effect of making the Contemplated Transactions illegal or that otherwise prohibits the Contemplated Transactions, or requires the payment of any damages in connection with the Contemplated Transactions, and no Action in which any of the foregoing is sought shall be pending or, with respect to the jurisdictions listed on Exhibit 3.1.1(a), threatened in writing; provided, that the foregoing Condition shall not apply to Actions brought by the Relevant Authorities listed on Exhibit 3.1.1(b).

1.2	[Reserved]

1.3	Relevant Authority Consents.

Buyer and Oldford shall have received and delivered to the other (as applicable) the Consents listed on Exhibit 3.1.3 from the applicable Relevant Authorities in each case in form and substance reasonably satisfactory to Buyer and the Sellers’ Representative; provided, that such Consent shall not be deemed to have been received if it is conditioned upon any of the matters for which Buyer is not required to undertake pursuant to Schedule 4, clause 3.5.

1.4	No Actions.

Since the date of this Deed, there must not have been commenced against Buyer, any Oldford Group Company or the Sellers or against any person Affiliated with Buyer, the Oldford Group Companies or the Sellers, any Action brought by a person other than a Relevant Authority: (a) that satisfies the Condition Requirement or (b) that is reasonably likely to have the effect of preventing, making illegal or otherwise materially interfering with the Contemplated Transactions; provided that in any such case of clause (a) or (b), such Action has not been fully resolved without additional cost or Liability to Buyer (including, in the case of clause (a), that such Action shall have been Definitively Resolved).

1.5	Oldford Shareholder Approval

The Oldford Shareholder Approval shall have been obtained.

1.6	Expiration of Merger Notice Period

The Merger Notice Period shall have expired.

PART 2

2.1	Accuracy of Warranties on Schedule 6.

(a)	The Fundamental Warranties of Oldford and the Warranting Sellers shall be true and correct in all respects when made and on and as of Completion as if made at and as of Completion (except for such Fundamental Warranties that relate to a particular date, which Fundamental Warranties shall be true and correct in all respects as of such date).

(b)	The Warranties (other than Fundamental Warranties) of Oldford and the Warranting Sellers contained in Schedule 6, part 1 or part 2, as applicable, that are qualified by a Materiality Qualifier shall be true and correct in all respects as written when made and on and as of Completion as if made at and as of Completion (except for such Warranties that are so qualified by a reference to a Materiality Qualifier that relate to a particular date, which Warranties shall be true and correct in all respects (including the Materiality Qualifier) as of such date).

(c)	The Warranties (other than Fundamental Warranties) of Oldford and the Warranting Sellers contained in Schedule 6, part 1 and part 2, as applicable, that are not qualified by a Materiality Qualifier shall be true and correct in all material respects when made and on and as of Completion as if made at and as of Completion (except for such Warranties that are not so qualified and relate to a particular date, which Warranties shall be true and correct in all material respects as of such date).

2.2	Covenants.

All the covenants and obligations that the Warranting Sellers and/or Oldford are required to perform or to comply with pursuant to this Deed at or prior to the Completion Date must have been performed and complied with in all material respects.

2.3	No Material Adverse Effect.

Since the date of this Deed, no Material Adverse Effect shall have occurred.

2.4	[INTENTIONALLY DELETED]

2.5	Senior Officer Agreements

The Senior Officer Agreements shall have been executed and delivered by each of the persons listed on Exhibit E.

PART 3

3.1	Accuracy of Buyer’s, Merger Sub’s and Buyer Parent’s Warranties.

(a)	The Fundamental Warranties of Buyer, Buyer Parent and Merger Sub shall be true and correct in all respects when made and on and as of Completion as if made at and as of Completion (except for those Fundamental Warranties that relate to a particular date, which Fundamental Warranties shall be true and correct in all respects as of such date).

(b)	The Warranties (other than Fundamental Warranties) of (i) Buyer and Buyer Parent contained in Schedule 6, part 3 and (ii) Merger Sub contained in Schedule 6, part 4 that are qualified by a Materiality Qualifier shall be true and correct in all respects as written when made and on and as of Completion as if made at and as of Completion (except for such Warranties that are qualified by a reference to a Materiality Qualifier that relate to a particular date, which Warranties shall be true and correct in all respects (including the Materiality Qualifier) as of such date).

(c)	The Warranties (other than Fundamental Warranties) of (i) the Buyer and Buyer Parent contained in Schedule 6, part 3 and (ii) Merger Sub contained in Schedule 6, part 4 that are not qualified by a Materiality Qualifier shall be true and correct in all material respects when made and on and as of Completion as if made at and as of Completion (except for such Warranties that are not so qualified and relate to a particular date, which Warranties shall be true and correct in all material respects as of such date).

3.2	Covenants.

All the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Deed at or prior to the Completion Date must have been performed and complied with in all material respects.

SCHEDULE 4

CONDUCT DURING INTERIM PERIOD

1.	ACCESS AND INVESTIGATION.

During the Interim Period, Oldford and the Warranting Sellers will, and will cause each of their respective Affiliates and Representatives (as applicable) to (in each case, unless prohibited by applicable Legal Requirement), (a) afford Buyer and its Representatives, upon reasonable advance notice and during regular business hours, reasonable and unrestricted access to the Oldford Group Companies’ personnel (including for purposes of negotiating post-Completion employment and non-competition undertakings), properties, Contractual Obligations, books and records (including all Tax records), and other documents and data; (b) furnish Buyer and its Representatives with and upload to the Data Room copies of all such Contractual Obligations, books and records, and other existing documents and data as Buyer and its Representatives may reasonably request; and (c) furnish Buyer and its Representatives with and upload to the Data Room such additional financial, operating, and other data and information as Buyer or its Representatives may reasonably request; provided, that no investigation pursuant to this paragraph 1 shall affect or be deemed to modify any of the Warranties made by Oldford or any Warranting Seller. Buyer and its Representatives shall conduct their investigations pursuant to this provision in such a manner so as to not interfere with the normal operations of any Oldford Group Company, and in a manner so as to minimise any disruptions with the Business. The Buyer shall procure that any of its Representatives who gain access to the information of the Oldford Group Companies shall be bound by confidentiality obligations no less onerous than those set forth in the Non-Disclosure Agreement.

2.	OPERATION OF THE OLDFORD GROUP COMPANIES AND THE BUSINESS.

2.1	Except (a) as expressly consented to in writing by Buyer or as contemplated hereby or (b) as required to comply with any Legal Requirement during the Interim Period, Oldford shall (and the Warranting Sellers shall cause Oldford to) use its reasonable endeavours to, and Oldford shall procure that each Oldford Group Company shall use its reasonable endeavours to, act and carry on the Business solely in the Ordinary Course of Business and shall use reasonable endeavours to maintain and preserve such Oldford Group Company’s business organisation, Assets, material Permits (it being understood that all Gaming Approvals held by any of the Oldford Group Companies as of the date of this Deed and listed on Exhibit 3.1.3 are material) and properties, preserve its business relationships with customers, strategic partners, material suppliers, material distributors and others having material business dealings with it, continue to perform under all Material Contracts, and keep available the services of its present officers, Material Employees and Original Consultants that are material to the Business. Without limiting the generality of the foregoing, and notwithstanding Schedule 4, part 2.2.1(h), no Oldford Group Company shall fail to make any expenditure or payment, on a timely basis, required to be made in relation to or in connection with (i) the Oldford Stipulation, (ii) the maintenance of any Gaming Approval in any of the jurisdictions where any Oldford Group Company holds a Gaming Approval as of the date of this Deed and listed, or required to be listed, in Annex C to the Disclosure Schedule or (iii) any application to receive a Gaming Approval which is pending as of the date of this Deed.

2.2	Without limiting the generality of the foregoing, except (a) as required to comply with any Legal Requirement or any existing Material Contract, following notification to the Buyer (to the extent permitted by applicable Law or the terms of such existing Material Contract), (b) as expressly consented to in writing by Buyer (which consent shall not be unreasonably conditioned, withheld or delayed) or (c) as contemplated by this Deed, during the Interim Period:

2.2.1	no Oldford Group Company shall directly or indirectly do any of the following:

(a)	declare, set aside or pay any distributions or dividends, split, combine or reclassify any Equity Securities or issue or authorise the issuance of any other Equity Securities in respect of, in lieu of or in substitution for its Equity Securities or Debt; or purchase, redeem or otherwise acquire any Equity Securities; provided that:

(i)	the Oldford Group Companies may declare and pay during the Interim Period one or more distributions or dividends to their respective holders of Equity Securities so long as such distributions or dividends are paid solely in Cash and, in the aggregate, would not, based on the good faith estimations of Oldford’s board of directors, cause the Net Working Capital to be less than the level of Net Working Capital reasonably required by Oldford in the Ordinary Course of Business on the date of any such distribution or dividend or at any time prior to Completion,

(ii)	during the Interim Period, Oldford shall be entitled to grant: (A) Oldford Share Options and Oldford Share Awards to directors, officers, Employees and Consultants of the Oldford Group Companies which represent, in the aggregate, up to the remaining authorized but unissued share capital of Oldford on a fully diluted basis following their issuance (provided that all such Equity Securities underlying these awards or grants shall be sold, or exercised and sold, to Buyer as part of the Contemplated Transactions in accordance with the terms of this Deed, or cashed out and cancelled prior to Completion, as the case may be (collectively, the “Interim Period Employee Shares”)), and (B) up to 150,000 “phantom” equity share awards; and

(iii)	any issuance of Equity Securities or Debt by any of the Oldford Group Companies to any other Oldford Group Company shall be permitted (provided that any such issuance shall be made after consultation with Buyer);

(b)	issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any Equity Securities or Debt other than (i) in accordance with any Oldford Share Award, Oldford Share Option or Oldford “phantom” equity awards that is outstanding as of the date of this Deed, or as otherwise permitted by part 2.2.1(a) above, or (ii) to another Oldford Group Company;

(c)	amend or adopt any amendments to its Organisational Documents;

(d)	acquire by merging, or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any person or division thereof, or any assets that are material, in the aggregate, to such Oldford Group Company; or otherwise re-register, continue or de-merge any such business, person or assets;

(e)	sell, lease, licence, pledge or otherwise dispose of or otherwise encumber or subject (or allow to become subject) to any Encumbrance, other than Permitted Encumbrances, any of its material properties or Assets, including any capital asset or related capital assets with a fair market value in excess of $750,000 individually or $2,000,000 in the aggregate during the Relevant 9-Month Period, other than any intra-Oldford Group Company transaction effected to the benefit of an Oldford Group Company;

(f)	enter into, amend or modify any Material Contract in any material way or waive, release or assign any material rights or claims under any Material Contract, other than any modification, amendment, replacement or renewal of such Material Contract on substantially the same or better terms;

(g)	(i) incur any Debt in excess of $1,000,000 individually or $2,000,000 in the aggregate, (ii) issue, sell or amend any Debt in excess of $1,000,000 individually or $2,000,000 in the aggregate, (iii) Guarantee or otherwise become Liable for any Debt of another person (other than another Oldford Group Company) in an amount exceeding $1,000,000 individually or $2,000,000 in the aggregate, (iv) make any material loans, advances or capital contributions to, or new investment in, any other person (other than advances to players or other customers in the Ordinary Course of Business) in an amount exceeding $1,000,000 individually or $2,000,000 in the aggregate, (v) modify or cancel any third-party Debt owed to any such Oldford Group Company which is in excess of $1,000,000 individually or $2,000,000 in the aggregate, or (vi) enter into any new arrangement having the economic effect of the foregoing, in each case of (i) through (vi) above, during the Relevant 9-Month Period; the foregoing prohibitions shall not apply to any intercompany arrangements among the Oldford Group Companies or, for the elimination of doubt, the incurrence of any players’ liability in accordance with current policies and procedures;

(h)	make any new capital expenditures of more than $3,000,000 individually or that, when added to all other capital expenditures made by or on behalf of any such Oldford Group Company during the Relevant 9-Month Period, exceeds $18,000,000 in the aggregate;

(i)	(A) adopt, enter into, terminate or amend any Pensions Scheme, (B) increase the compensation or fringe benefits of (other than increases in the Ordinary Course of Business), or pay any bonus not required by an existing plan, arrangement or agreement to, any officer of any Oldford Group Company in an amount exceeding $5,000,000 in the aggregate for all such officers during the Relevant 9-Month Period, (C) grant or issue any Equity Securities to any Employee or Consultant other than (i) in connection with the terms of any Contractual Obligation that was entered into by an Oldford Group Company prior to the date of this Deed or (ii) in accordance with part 2.2.1(a) above, or (D) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any Pensions Scheme;

(j)	except as required to comply with applicable Taxation Statutes, (i) make, revoke, amend or change any election in respect of Taxes, (ii) file any amendment to a Tax Return, (iii) settle any Action or assessment in respect of Taxes, or (iv) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into any other Contractual Obligation in respect of Taxes with any Tax Authority;

(k)	pay, discharge, settle or satisfy any Action that would require an Oldford Group or the Oldford Group Companies to:

(iv)	during the Relevant 9-Month Period, forfeit Assets having a value, in the aggregate, of more than $5,000,000;

(v)	forfeit the right to operate in any jurisdiction; or

(vi)	during the Relevant 9-Month Period, pay more than $5,000,000 in any single payment or series of related payments, except, in the case of this clause (iii), where (A) such Action seeks only money damages and does not seek an injunction or other equitable relief (or any other Action that would reasonably be expected to have the effect of materially prejudicing the goodwill or reputation of Buyer, the Business or the Oldford Group Companies), and (B) such payment is made prior to Completion or, if after Completion, is included in Current Liabilities or Debt;

(l)	commence any adversarial proceeding against a Relevant Authority;

(m)	file or make an application to obtain a Gaming Approval (i) in the US or in Canada, or (ii) in any other jurisdiction (which is not in the US or Canada), except, in respect of sub-clause (ii), for: (A) filings or applications to maintain Gaming Approvals that are held by an Oldford Group Company on the date of this Deed, or (B) applications which an Oldford Group Company would have made in the Ordinary Course of Business (provided that any such filing or application shall be made after consultation with Buyer);

(n)	terminate or fail to apply for the renewal of any Permit held by any Oldford Group Company as of the date of this Deed, which termination or failure to apply for renewal is likely to materially impact the Business; provided that, for the elimination of doubt, an Oldford Group Company may not terminate or fail to apply for renewal of any Gaming Approval under which any Oldford Group Company is operating on the date of this Deed;

(o)	enter into, amend or modify any collective bargaining agreement or union contract with any labour organisation, work council or union or waive, release or assign any rights or claims under any such collective bargaining agreement or union contract;

(p)	accelerate or defer any material obligation or payment by or to any such Oldford Group Company, or not pay any material accounts payable or other material obligation of such Oldford Group Company when due, unless contested in good faith with full and complete appropriate reserves provided in the Accounts; the foregoing shall not apply to any intra-Oldford Group Company obligation or payment existing between any Oldford Group Company unless such failure to pay would cause an Oldford Group Company to breach one of its payment obligations to any person who is not an Oldford Group Company;

(q)	fail to maintain insurance at levels substantially comparable to current levels or otherwise in a manner inconsistent with past practice;

(r)	other than with respect to the Dormant Entities, discontinue any line of business or adopt or undertake an Insolvency Event, restructuring, recapitalisation or other similar reorganisation;

(s)	take any action that would or would reasonably be expected to (i) result in a Warranty of Oldford becoming untrue in any material respect, (ii) result in any of the Conditions set forth in Schedule 3, part 1 or part 2 not being satisfied, or (iii) otherwise prevent or materially delay or materially impair its ability to consummate the Contemplated Transactions on the terms contemplated by this Deed;

(t)	make any change to its accounting methods, principles or practices (including with respect to Taxes) or to the Accounts or to the working capital policies applicable to each Oldford Group Company, except as required by IFRS;

(u)	sell or otherwise dispose of any Equity Securities or other Investment in any (i) Joint Venture or (ii) Investment Entity that enables an Oldford Group Company to operate in a particular jurisdiction (except, in each such case, for any sale or transfer to another Oldford Group Company);

(v)	except for entering into any non-exclusive licence agreements in the Ordinary Course of Business, transfer or grant to any third party (other than an Oldford Group Company) any rights with respect to any Company Owned Intellectual Property;

(w)	enter into any real property lease, other than real property leases having rent payments of less than $250,000 per annum or aggregate rental payments of less than $750,000 during the Relevant 9-Month Period;

(x)	form any subsidiary or acquire any Equity Security of any person (other than (i) Equity Securities of another Oldford Group Company, or (ii) Equity Securities of another person as a passive or financial investment in the Ordinary Course of Business);

(y)	other than as required pursuant to IFRS, write off as uncollectible, or establish any extraordinary reserve with respect to, any billed or unbilled Receivable or other Debt outside existing reserves, in each case, for an amount exceeding $1,500,000 individually or $6,000,000 in the aggregate during the Relevant 9-Month Period; or

(z)	authorise or enter into an agreement to do anything prohibited by the foregoing; and

2.2.2	no Warranting Seller shall directly or indirectly do any of the following:

(a)	sell, lease, pledge or otherwise transfer, dispose of or otherwise encumber or subject any Shares to any Encumbrance (or take any action which is likely to result in any Shares becoming subject to any Encumbrance);

(b)	take any action that would or would reasonably be expected to (i) result in a Warranty of such Warranting Seller becoming untrue, (ii) result in any of the Conditions set forth in Schedule 3, part 1 or part 2 not being satisfied, or (iii) otherwise prevent or materially delay or materially impair its, the Buyer’s or the Oldford Group Companies’ ability to consummate the Contemplated Transactions on the terms contemplated by this Deed; or

(c)	authorise or enter into a Contractual Obligation to do anything prohibited by the foregoing; and

2.2.3	Buyer shall not, directly or indirectly, do any of the following:

(a)	take any action that would or would reasonably be expected to (i) result in a Warranty of Buyer becoming untrue, (ii) result in any of the Conditions set forth in Schedule 3, part 1 or part 3 not being satisfied, or (iii) otherwise prevent or materially delay or materially impair its, the Sellers’ or the Oldford Group Companies’ ability to consummate the Contemplated Transactions on the terms contemplated by this Deed; or

(b)	authorise or enter into a Contractual Obligation to do anything prohibited by the foregoing.

3.	REASONABLE ENDEAVOURS; NOTIFICATION.

3.1	Upon the terms and subject to the conditions set forth in this Deed, Buyer, the Sellers’ Representative, the Warranting Sellers and Oldford agree to use their respective reasonable endeavours to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfil all Conditions applicable to such party pursuant to this Deed and to consummate and make effective, in the most expeditious manner practicable, the Contemplated Transactions, including: (a) obtaining all necessary or required Permits, actions or non-actions, waivers and qualifications from the Relevant Authorities set forth in Schedule 3, part 1 and making all necessary or required registrations, filings and notices and taking all reasonable steps as may be necessary to obtain a Permit or waiver from any such Relevant Authority (including from any relevant Gaming Authority set forth in Schedule 3, part 1); (b) obtaining all necessary Permits, qualifications or waivers from non-governmental persons; and (c) executing and delivering any additional documents or instruments necessary or required to consummate the Contemplated Transactions by, and to fully carry out the purposes of, this Deed. In addition, prior to the Completion Date, Buyer, Oldford and the Warranting Sellers shall use their reasonable endeavours to, as applicable,(i) obtain the Consents from third parties set forth in Section 17.2 of the Disclosure Schedule, or (ii) pursuant to Buyer’s request, following consultation between Buyer and Sellers’ Representative, provide notices to third parties set forth in Section 17.2 of the Disclosure Schedules, in connection with the Contractual Obligations set forth on Section 17.2 of the Disclosure Schedules.

3.2	In addition to and without limitation of the foregoing, Buyer, Oldford and the Sellers’ Representative shall, as promptly as practicable, file with the relevant Gaming Authorities (for purposes of obtaining the Gaming Approvals set forth on Schedule 3, part 1, paragraph 1.3) the appropriate and necessary documentation for the approval or exemption, as the case may be, of the Contemplated Transactions. Each party shall bear its own costs for the preparation of such filings and responding to any inquiries or information requests, if applicable, and Buyer shall be responsible for the payment of any applicable filing and licence and any similar fees. Buyer, Oldford and the Warranting Sellers shall cooperate with one another (including by exchanging with and providing to each other such information as may be reasonably requested) (a) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such approval or exemption, and (b) in keeping the other party reasonably informed of the status of any communications with, and any inquiries or requests for additional information from, the Relevant Authority, including any Gaming Authority regarding any of the Contemplated Transactions. Each party shall provide the other with adequate time to review and provide comments to, prior to filing, all documents proposed by such party to be filed with any Relevant Authority, including any Gaming Authority to secure approval of, or exemption from, the Contemplated Transactions; provided that, the delivering party shall be permitted to exclude personal, confidential and proprietary information.

3.3	No party hereto shall independently participate in any substantive meeting or discussion, either in person or by telephone, with any Relevant Authority with respect to the Contemplated Transactions without giving the other party prior notice of such meeting or discussion. To the extent legally permissible, the parties shall grant each other party the opportunity to attend all meetings and discussions with the Relevant Authorities subject to the following conditions with respect to discussions and meetings with any Gaming Authority:

(a)	for jurisdictions where both Buyer and an Oldford Group Company hold or have applied for a Gaming Approval, both parties shall be required to participate in such meeting or discussion; provided, that each of Buyer and the Oldford Group Companies may have direct discussions with Relevant Authorities in the [*****] or [*****] without any Oldford Group Company’s participation (in case of Buyer’s discussions) or Buyer’s participation (in case of Oldford Group Companies’ discussions);

(b)	for jurisdictions where an Oldford Group Company holds or has applied for a Gaming Approval but Buyer does not hold such Gaming Approval nor has it applied for such Gaming Approval, both parties shall be required to participate in such meeting or discussion;

(c)	for jurisdictions listed on Exhibit 4.3.3(c) where only Buyer and its Affiliates hold a Gaming Approval, Buyer shall not be required to invite the Sellers’ Representative or an Oldford Group Company to participate in such meeting or discussion, but Buyer shall provide an update to the Sellers’ Representative following such meeting or discussion; provided that the Oldford Group Companies will be entitled to have direct discussions with the Relevant Authorities in [*****], including with respect to the reactivation of its application for [*****]; and

(d)	for jurisdictions where neither Buyer nor any Oldford Group Company holds a Gaming Approval, Buyer and Sellers’ Representative shall coordinate an approach to discuss the Contemplated Transactions with such applicable Relevant Authority and neither Buyer, Sellers’ Representative nor any Oldford Group Company will approach a Gaming Authority in such jurisdiction without the consent of the other.

Subject to applicable Law, the parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to an Action under any Law relating to approval or exemption by any relevant Gaming Authority or other Relevant Authority, in each case, to the extent applicable for the Completion of the Contemplated Transactions.

3.4	In the event that any Action is instituted (or threatened to be instituted) by a Relevant Authority or other third party challenging the Contemplated Transactions, or any other agreement contemplated hereby, Buyer, Sellers’ Representative and each Warranting Seller shall cooperate fully with each other and use their respective reasonable endeavours to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Contemplated Transactions, except, that if any of the Warranting Sellers or Oldford determines in good faith, in such Warranting Seller’s or Oldford’s sole discretion, that there exists a significant conflict of interest between such Warranting Seller or an Oldford Group Company and Buyer with respect to such Action, then such Warranting Seller or Oldford (as applicable) will be entitled to defend itself against such Action separately as it may deem fit; provided, however, that such Warranting Seller or Oldford Group Company may not take any position in the Action that could reasonably be expected to have the effect of delaying, preventing or conditioning the Contemplated Transactions, unless such Warranting Seller or Oldford Group Company reasonably believes that in the absence of taking such a position he will incur material damages, be indicted or found guilty in any criminal charges or face a similar material adverse effect.

3.5	Notwithstanding anything to the contrary, nothing herein shall obligate Buyer to (a) consent to any change in the terms of any Transaction Document which is materially adverse to the interests of Buyer or any of its Affiliates; (b) incur any material expenses (except as expressly contemplated hereby), or agree to limit the conduct of its or the Oldford Group Companies’ (or any of their respective subsidiaries’ or Affiliates’) respective businesses; (c) propose, negotiate, commit to or effect by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any assets or businesses of Buyer or any Oldford Group Company (or any of their respective subsidiaries or Affiliates) that in the aggregate have a fair market value greater than $[*****]; or (d) other than as shall be required for the purpose of the Financing, implement or effectuate any changes to Buyer’s or any Oldford Group Company’s organisational or capital structure, including requiring voting and non-voting Equity Securities.

4.	ACQUISITION PROPOSALS.

4.1	During the Interim Period, Oldford, the Sellers’ Representative and the Warranting Sellers shall not, nor shall they permit or authorise any of their respective Representatives, or authorise any other person to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate (including by way of furnishing Confidential Information for that purpose) any inquiries, or the making of any proposal or offer, with respect to (in each of the following cases, other than as explicitly permitted pursuant to Schedule 4, part 2): (a) any merger, reorganisation, share exchange, continuance, re-registration, business combination, recapitalisation, consolidation, liquidation, dissolution or similar transaction involving any Oldford Group Company or the Oldford Group Companies, collectively; (b) any sale, lease, exchange, mortgage, pledge, transfer or purchase of a significant portion of the Assets or any Asset material to the Business; (c) offering, sale, issuance, exchange or other disposition of any Equity Securities of any Oldford Group Company; or (d) any purchase or sale of, or tender offer or exchange offer for Shares or any other Equity Securities of any Oldford Group Company (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). Oldford and the Warranting Sellers shall not, nor shall they (i) permit or authorise any of their respective Representatives or (ii) authorise any person to, directly or indirectly, (A) engage in any negotiations concerning, or provide any Confidential Information or data to, or have any discussions or conversations with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement or accept an Acquisition Proposal, or (B) enter into any letter of intent or similar document contemplating, or enter into any agreement with respect to, an Acquisition Proposal.

4.2	Oldford and the Warranting Sellers will promptly notify Buyer in writing of the existence of any proposal, discussion, negotiation or inquiry received by any Oldford Group Company, any Warranting Seller, or to the Knowledge of Oldford, any Other Seller or any of their respective Representatives to the extent any such Representative communicates such information to Oldford or any Warranting Seller with respect to any Acquisition Proposal, and Oldford and the Warranting Sellers will promptly communicate to Buyer the terms of any proposal, discussion, negotiation or inquiry which it or they may receive, including a copy of any such proposal (other than the identity of the person making such proposal or inquiry or engaging in such discussion or negotiation).

4.3	Oldford and the Warranting Sellers will, and will cause their respective subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person(s) conducted heretofore with respect to any Acquisition Proposal. In addition, Oldford, the Sellers’ Representative and the Warranting Sellers shall promptly request (to the extent that they are entitled to do so) that each person who has heretofore received information in connection with such person’s consideration of an Acquisition Proposal return or destroy all Confidential Information heretofore furnished to such person by or on behalf of any Oldford Group Company or any Seller. No Oldford Group Company or the Warranting Sellers shall release any third party from, or waive any provision of, any confidentiality or standstill agreement which relates to any Acquisition Proposal, to which any Oldford Group Company or Seller is a party. Oldford and the Warranting Sellers agree that they will take the necessary steps to promptly inform their respective Representatives of the obligations undertaken by Oldford and the Warranting Sellers in this paragraph 4.3.

5.	OLDFORD STIPULATION.

Buyer, Oldford the Sellers’ Representative and the Oldford Stipulation Trustee shall, prior to Completion, enter into an irrevocable trust arrangement pursuant to which the Oldford Stipulation Trustee will be irrevocably instructed to (a) hold the Oldford Stipulation Amount, as of the Completion Date, in a trust account (the “Oldford Stipulation Trust Account”) until it becomes due and payable, and (b) pay the Oldford Stipulation Amount to such persons named in, on the date stated in, and in accordance with the terms of, the Oldford Stipulation. Oldford shall deposit the Oldford Stipulation Amount as of the Completion Date, into the Oldford Stipulation Account, no later than one Business Day prior to the Completion Date; provided that, Buyer shall have the unilateral right, in its sole and absolute discretion, to direct the Oldford Stipulation Trustee to pay the Oldford Stipulation Amount to the U.S. government at any time prior to such amount becoming due and payable. Any amount in respect of accrued interest left in the Oldford Stipulation Trust Account following the payment in full of the Oldford Stipulation Amount will be transferred by the Oldford Stipulation Trustee to Buyer.

6.	NOTICE AND CURE.

6.1.1	During the Interim Period, Oldford and the Warranting Sellers will notify Buyer in writing (where appropriate and only with respect to matters occurring after the date of this Deed, through updates to the Disclosure Letter) of, and contemporaneously or promptly thereafter will provide Buyer with and upload to the Data Room, true, correct and complete copies of any and all material information or documents relating to, and will use commercially reasonable endeavours to cure (to the extent curable) before Completion, any event, transaction or circumstance that existed or occurred on or after the date of this Deed, as soon as reasonably practicable after it becomes known to Oldford or any Warranting Seller, that causes or will cause: (i) any covenant or agreement of Oldford and/or the Warranting Sellers under this Deed to be breached in any material respect, (ii) the Condition set out in Schedule 3, part 2, paragraph 2.1 not to be satisfied, or (iii) the timely satisfaction of any other Condition to Completion impossible or unlikely. No notice (or updates to Disclosure Letter) given pursuant to this paragraph 6 shall have any effect on the Warranties or agreements contained in this Deed for purposes of determining satisfaction of any Condition, whether a breach or default has occurred, or the termination or indemnification rights of the parties provided by this Deed or otherwise.

6.1.2	During the Interim Period, Buyer will notify Oldford and the Warranting Sellers in writing of, and contemporaneously or promptly will provide Oldford and the Warranting Sellers with, true, correct and complete copies of any and all material information or documents relating to, and will use commercially reasonable endeavours to cure (to the extent curable) before Completion, any event, transaction or circumstance that existed or occurred on or after the date of this Deed, as soon as reasonably practicable after it becomes known to Buyer, that causes or will cause: (i) any covenant or agreement of Buyer under this Deed to be breached in any material respect, (ii) the Condition set out in Schedule 3, part 3, paragraph 3.1 not to be satisfied, or (iii) the timely satisfaction of any Condition to Completion impossible or unlikely. No notice given pursuant to this paragraph 6 shall have any effect on the Warranties or agreements contained in this Deed for purposes of determining satisfaction of any Condition, whether a breach or default has occurred, or the termination or indemnification rights of the parties provided by this Deed or otherwise.

7.	CONSULTATION.

During the Interim Period, subject to compliance with applicable Legal Requirements, and without interfering with the normal operations of any Oldford Group Company, Oldford will consult with management of Buyer, from time to time and as reasonably requested by Buyer, with a view to informing them as to any material developments with respect to the operation and management of the Oldford Group Companies.

8.	INTERIM ACCOUNTS.

During the Interim Period, Oldford shall provide Buyer, (a) within 15 Business Days after the end of each calendar month, the unaudited consolidated balance sheet, income statement and statement of cash flows as of the end of, or for, such month as applicable, for Oldford, and (b) within 20 Business Days after the end of each fiscal quarter, the unaudited consolidated balance sheet and the related income statement and statement of cash flows for such fiscal quarter for Oldford (in each case of clauses (a) and (b) prepared in accordance with their current form).

9.	AWARDS OF EQUITY SECURITIES AND PHANTOM EQUITY AWARDS.

9.1	Prior to or at Completion, the Warranting Sellers shall cause Oldford to, and Oldford shall, take all necessary action to effectuate either (or any combination of the following), (a) the termination of all outstanding unvested Interim Period Employee Shares, unvested Oldford Share Options, unvested Oldford Share Awards and unvested phantom equity awards, whether or not exercisable (including any portion that may become exercisable as a result of the Contemplated Transactions); (b) the exercise of and the issue and allotment of Shares pursuant to the Interim Period Employee Shares, Vested Oldford Share Options or Vested Oldford Share Awards into shares in Oldford; and/or (c) the cash-out of the Interim Period Employee Shares, Vested Oldford Share Options, phantom equity awards and/or the Vested Oldford Share Awards prior to Completion and to make any withholding of Tax with respect thereto, as and when applicable, and remit same to the relevant Tax Authority within the prescribed period, in each case to ensure that, following Completion, the holders of Interim Period Employee Shares, Oldford Share Options, phantom equity awards or Oldford Share Awards, whether, in each case, vested, unvested, exercisable or unexercisable, shall no longer have any rights with respect thereto (other than, in case of (b) or (c) above, the right to receive their respective portion of the Merger Consideration in accordance with this Deed). Any payments made by Oldford in respect of any Interim Period Employee Shares, Vested Oldford Share Options, phantom equity awards or Oldford Share Awards shall be calculated in accordance with clause 3, and, following such termination, Oldford and the Warranting Sellers shall procure that the holders of Interim Period Employee Shares, Oldford Share Options, phantom equity awards and Oldford Share Awards shall no longer have any right to purchase or acquire any Equity Securities of Oldford or otherwise have any rights under Interim Period Employee Shares, Oldford Share Options, phantom equity awards or Oldford Share Awards with respect thereto.

9.2	Promptly following the Effective Time, the Surviving Company shall implement an employee retention plan in the form of a “cash deferred bonus plan” for those persons who were employees or consultants of the Oldford Group Companies at the Effective Time, including those employees and consultants holding unvested Oldford Share Awards, unvested Oldford Share Options, unvested Interim Period Employees Shares and unvested phantom equity awards, in each case that were terminated (the “Retention Plan”). The Retention Plan shall provide for aggregate payments to such employees and consultants in an amount equal to $[*****], and which aggregate amount shall be allocated among such employees and consultants, and shall be payable on terms, and subject to conditions, as reasonably determined by the Surviving Company, taking into consideration the vesting schedule and other terms that had been applicable to such unvested Oldford Share Awards, unvested Oldford Share Options, unvested Interim Period Employees Shares and unvested phantom equity awards that were terminated.

10.	FINANCING.

10.1	Each of Buyer and its Affiliates shall use its reasonable endeavours to take, or cause to be taken, all actions necessary to consummate the Financing on the terms and conditions described in the Commitment Documents, including using its reasonable endeavours with respect to (a) maintaining in effect the Commitment Documents; (b) negotiating definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Commitment Documents or, if available, on other terms that are acceptable to Buyer and would not adversely affect the ability of Buyer to consummate the Contemplated Transactions; and (c) satisfying on a timely basis all conditions applicable to Buyer and its Affiliates to obtaining the Financing that are within the Buyer’s and its Affiliates’ control. Notwithstanding anything contained in this Deed or otherwise, Buyer and its Affiliates shall have the right from time to time to amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, any of the Commitment Documents and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources so long as: (A) Buyer has obtained the prior written consent of the Sellers’ Representative to any change in identity of the financing sources if the replacement financing source is not an internationally recognized and reputable financial institution (such consent not to be unreasonably withheld, conditioned or delayed), and (B) after giving effect to any such amendment, restatement, replacement, supplement or other modification, waiver or substitution, the proceeds from the Financing or any such modified financing, together with the cash or cash equivalents otherwise available to Buyer and its Affiliates, will provide Buyer at the Completion Date with sufficient funds to consummate in full its obligations under this Deed when due. In addition, in the event that any of the Commitment Letters are terminated or become ineffective or any portion of the Financing becomes unavailable, Buyer shall (i) promptly notify the Sellers’ Representative in accordance with clause 10.2 of such event and (ii) use commercially reasonable endeavours to obtain alternative financing from the same or other sources (in an amount that will provide Buyer at the Completion Date with sufficient funds (together with cash and cash equivalents otherwise available to Buyer and its Affiliates) to consummate in full its obligations under this Deed when due), provided, that the identity of the alternative financing sources (if such alternative financing source is not an internationally recognized and reputable financial institution) shall be approved in advance and in writing by the Sellers’ Representative (such approval not to be unreasonably withheld, conditioned or delayed). Upon any amendment, restatement, supplement, modification or replacement of any of the Commitment Documents as contemplated under this clause 10.1 (each, an “Alternative Financing”), the terms “Financing Commitments”, “Commitment Letters”, “Financing” and “Commitment Documents” shall mean the Financing Commitments, Commitment Letters, Financing and Commitment Documents, as the case may be, as so amended, restated, supplemented, modified or replaced by such Alternative Financing. Buyer shall, at all times during the Interim Period, use its reasonable endeavours to diligently pursue the obtaining of the Financing and/or any Alternative Financing in a manner which will enable it to consummate in full its obligations under this Deed when due. Buyer shall provide Sellers’ Representative with copies of the Commitment Documents in respect of any Alternative Financing promptly following the execution thereof by Buyer and the other parties thereto.

10.2	Buyer shall provide the Sellers’ Representative with prompt written notice of any material event relating to the Financing (including any event set forth in clause 10.1 or any other event that may prevent or delay the obtaining of the Financing or the consummation of the Contemplated Transactions); provided, however, that in no event will Buyer or any of its Affiliates be under any obligation to disclose any information pursuant to this clause 10.2 that is subject to attorney-client or similar privilege if Buyer and its Affiliates shall have used their reasonable endeavours to disclose such information in a way that would not waive such privilege. Buyer shall keep Sellers’ Representative reasonably informed on a current basis of the status of its endeavours to consummate the Financing.

10.3

Prior to Completion, the Warranting Sellers and Oldford shall, and Oldford shall cause the Oldford Group Companies to, provide, and use their reasonable endeavours to have their Representatives cooperate with Buyer and its Representatives in connection with the arrangements by Buyer to obtain the Financing, as may be reasonably requested by Buyer (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Oldford Group Companies or unreasonably interfere with or hinder or delay in any material respect the performance by the Warranting Sellers or the Oldford Group Companies of their other respective obligations hereunder), including:

(e)	furnishing Buyer and its Financing Sources, subject to appropriate confidentiality restrictions, with financial and other pertinent information regarding the Oldford Group Companies as may be reasonably requested by Buyer, including the report of Oldford’s independent auditor (Haines Watts London LLP), and requesting the consent of such audit firms to the use of such reports in accordance with normal custom and practice and to request that such audit firms provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with the Financing;

(f)	providing reasonable assistance to Buyer and its Financing Sources in the preparation of (i) one or more confidential information memoranda, prospectuses, offering documents, bank information memoranda or other marketing and syndication materials (including public and private versions thereof), (ii) materials for rating agency presentations and (iii) documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations; provided the Warranting Sellers and Oldford shall be permitted a reasonable period to comment on those portions of the confidential information memoranda circulated to potential financing sources that contain or are based upon any such non-public or other Confidential Information of Oldford;

(g)	providing information reasonably required in connection with Buyer’s preparation of and entering into the Definitive Agreements; provided that no obligation of any Oldford Group Company under any such agreements or amendments thereof shall be effective until and subject to Completion;

(h)	cooperating with Buyer in connection with applications to obtain such Consents which will be necessary in connection with the Financing, including approval of the TSX;

(i)	providing direct contact between (i) senior management and advisors, including auditors of Oldford and (ii) the Financing Sources, as applicable, and/or Buyer’s auditors, in connection with the Financing, in each case, to the extent required for the Financing and at reasonable times during normal business hours and upon reasonable advance notice;

(j)	participating in meetings, presentations, road shows, drafting sessions, sessions with rating agencies and other syndication activities, and due diligence sessions at reasonable times and upon reasonable advance notice so long as such meetings do not disrupt the management and operation of the Oldford Group Companies in Oldford’s reasonable discretion;

(k)	cooperating with the marketing endeavours of Buyer and its Financing Sources for the Financing;

(l)

permitting Buyer’s reasonable use of the Oldford Group Companies’ names and logos for syndication and underwriting, as applicable, of the Financing, subject to Oldford’s prior approval with respect to such use (which approval shall not be unreasonably withheld, conditioned or delayed); provided, however, that neither Sellers nor Oldford will, nor will any Oldford Group Company prior to the Completion Date, be required to pay any commitment or other similar fee or incur any other Liability in connection with the Financing and that Buyer and its Affiliates shall not hold themselves as owners of the Business or any of the Oldford Group Companies prior to Completion;

(m)	using its reasonable endeavours to ensure that the Financing Sources benefit materially from the existing lending and banking relationships of the Oldford Group Companies and that the Financing Sources have the benefit of “clear market” provisions in the Commitment Letters relating to the Oldford Group Companies;

(n)	causing each Oldford Group Company to reasonably assist Buyer’s legal counsel in delivering customary legal opinions in respect of corporate matters; and

(o)	seeking to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Completion providing for the payoff, discharge and termination on the Completion Date of all indebtedness contemplated by the Commitment Letters to be paid off, discharged and terminated at Completion, if any, using its reasonable efforts to permit any cash and cash equivalents of the Oldford Group Companies (which is not distributed pursuant to the terms of part 2.2.1(a) above) to be made available to Buyer at the Completion Date, and cooperating reasonably with the Financing Sources’ due diligence and with their efforts to obtain guarantees from the Oldford Group Companies and obtain and perfect security interests in the assets of the Oldford Group Companies intended to constitute collateral securing such Financing;

provided, in each case, that none of the Warranting Sellers or the Oldford Group Companies shall be required to enter into any agreement or deliver any guaranty, mortgage, collateral, pledge, Encumbrance, filing, blocked account control agreement, certificate, document or other instrument (except the authorisation letter delivered pursuant to the foregoing clause (a)), in each case the effectiveness of which is not contingent upon Completion.

10.4

The foregoing notwithstanding, (a) none of the Warranting Sellers, the Oldford Group Companies or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorise the execution of the Financing prior to the Completion Date; (b) no obligation of the Warranting Sellers, the Oldford Group Companies or any of their respective Representatives under any certificate, document or instrument executed pursuant to the foregoing shall be effective until Completion; and (c) none of the Warranting Sellers, the Oldford Group Companies or any of their respective Representatives shall be required to (i) pay any commitment or other similar fee or incur any other cost, expense or Liability, in each case in connection with the Financing prior to Completion, (ii) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Oldford Group Companies, or (iii) take any action that would conflict with or violate the Oldford Group Companies’ Organisational Documents or any Legal Requirements, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contractual Obligation to which an Oldford Group Company is a party. Nothing contained in this clause 10 or otherwise shall require any Oldford Group Company, prior to Completion, to be an issuer or other obligor with respect to the Financing. Buyer shall, promptly upon request by the Sellers’ Representative, reimburse the Warranting Sellers, the Oldford Group Companies and any of their respective Representatives for all reasonable out-of-pocket costs incurred by them in connection with such cooperation and shall indemnify and hold harmless the Warranting Sellers, the Oldford Group Companies and any of their respective Representatives for and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Buyer pursuant to clause 10.3 and any information utilised in connection therewith (other than information provided in writing by the Warranting Sellers, the Oldford Group Companies or any of their respective Representatives to the Buyer or its Affiliates hereunder or to a Financing Source specifically for use in connection therewith).

10.5	Prior to Completion, Buyer shall provide the Sellers’ Representative and its Representatives with drafts of any confidential information memoranda, prospectuses, offering documents, bank information memoranda, other marketing and syndication materials and rating agency presentations prepared by any person in connection with the Financing and shall use reasonable endeavours to allow the Sellers’ Representatives and its Representatives reasonable time to comment on such information memoranda, prospectuses, offering documents and other similar related documents and materials with respect to the Financing, the Contemplated Transactions, the Oldford Group Companies or the Warranting Sellers, in advance of their issuance, release or publication.

SCHEDULE 5

COMPLETION ARRANGEMENTS

Part 1	Deliveries by the Warranting Sellers and Oldford

At or prior to Completion, Sellers’ Representative and Oldford will deliver, or cause to be delivered, to Buyer:

1.	the Scheme of Merger, duly executed by Oldford, together with all materials required to be filed pursuant to Section 154(2) of the Companies Act;

2.	a receipt, or written confirmation of receipt for (a) the Completion Date Payment to Participating Equityholders (including the Deposit Amount) from the Paying Agent and (b) the Indemnity Escrow Amount from the Escrow Agent;

3.	a duly executed counterpart to the Indemnity Escrow Agreement;

4.	share transfer instruments for unconditional and irrevocable transfer, to a person designated in writing by Buyer no fewer than seven Business Days prior to Completion, of the shares of [*****] that are held beneficially or of record by [*****] for $100;

5.	share transfer instruments for unconditional and irrevocable transfer, to a person designated in writing by Buyer no fewer than seven Business Days prior to Completion, of the shares of [*****] for $100;

6.	resignations, effective as of the Effective Time, of the registered agent of Oldford;

7.	resignations, effective as of Completion, of all directors of the Oldford Group Companies (other than of any Dormant Entity, if such resignation cannot be effected in light of any Legal Requirement) and those officers of the Oldford Group Companies who are listed on Exhibit P;

8.	evidence, in form and substance reasonably satisfactory to Buyer, that the Oldford Stipulation Amount, as of the Completion Date, has been deposited by Oldford into the Oldford Stipulation Trust Account or directly to the U.S. government at Buyer’s direction;

9.	evidence, in form and substance reasonably satisfactory to Buyer, that in accordance with Schedule 4, part 9, the Interim Period Employee Shares, Oldford Share Options and Oldford Share Awards shall have either been terminated, cashed out or exercised in full at or prior to Completion and that no person other than the Buyer shall have any right to purchase or acquire any Equity Securities of Oldford;

10.	evidence, in form and substance reasonably satisfactory to Buyer, that any Contractual Obligations of any kind giving a person the right to participate in or receive any payment under any phantom equity plan (or any other plan linked or related to equity) shall have been terminated, cancelled or exercised in full prior to Completion;

11.	one or more compact discs or hard drives (which shall be permanent and accessible, without the need of any password, with readily and commercially available software) containing, in electronic format, all Disclosure Documents posted to the Data Room;

12.	a certificate signed by the CEO of Oldford, certifying to the fulfilment of the Conditions specified in Schedule 3, part 2, paragraphs 2.1 and 2.2;

13.	a certificate signed by a director of Oldford certifying (a) that the resolutions of Oldford’s board of directors authorising the execution and delivery of the Transaction Documents to which Oldford is a party and the performance by Oldford of its obligations under the Transaction Documents including the consummation of the Contemplated Transactions, are in full force and effect and have not been revoked since the date of this Deed and (b) the Organisational Documents of Oldford;

14.	good standing certificates (or local law equivalents) if available and applicable from the applicable Relevant Authority for each of the Oldford Group Companies;

15.	the following will remain in the exclusive possession of the Oldford Group Companies: all minute books, stock ledgers, stock books, cancelled or unused stock certificates, corporate seals, books, records (including for all open Tax periods, any Tax Returns, records and worksheets relating to Taxes, as well as any Tax closing or settlement agreements and any Tax examinations, assessments or similar reports), files, personnel records, policy forms, stationery, Software, data, documents, assets and properties of the Oldford Group Companies to the extent that they are in the possession of any Warranting Seller or any of its Affiliates (other than the Oldford Group Companies);

16.	evidence of submission of irrevocable notices to the applicable banks, in a form reasonably satisfactory to Buyer, instructing such banks that as of the Completion Date Buyer’s designees (identified in writing to Oldford by Buyer at least seven Business Days before the Completion Date) have been added, and certain prior designees of the Oldford Group Companies who have been identified in writing to Oldford by Buyer at least seven Business Days before the Completion Date, have been removed as signatories with respect to each of the Oldford Group Companies’ bank accounts and that any powers of attorney in respect of such accounts have been replaced to name Buyer’s designees in lieu of such prior Oldford Group Company designees.

17.	the Senior Officer Agreements, duly executed and delivered by each of the persons listed on Exhibit E.

18.	the indemnity letters attached as Exhibit L hereto, duly executed and delivered by Oldford.

Part 2	Deliveries by Buyer

At or prior to Completion or the Effective Time (as applicable), Buyer will deliver:

1.	at the Effective Time, the Completion Date Payment to Participating Equityholders to the Paying Agent;

2.	the Indemnity Escrow Amount to the Escrow Agent;

3.	the Expense Fund Amount to the Expense Fund Agent;

4.	the Scheme of Merger, duly executed by Merger Sub;

5.	[reserved]

6.	a duly executed counterpart to the Indemnity Escrow Agreement;

7.	a certificate signed by the President of Buyer certifying to the fulfilment of the Conditions specified in Schedule 3, parts 3.1 and 3.2;

8.	a certificate signed by the Secretary or a director of Buyer, Buyer Parent and Merger Sub certifying (a) that the resolutions of Buyer’s, Buyer Parent’s and Merger Sub’s respective boards of directors authorising the execution and delivery of the Transaction Documents to which they are parties and the performance by Buyer, Buyer Parent and Merger Sub of their respective obligations under the Transaction Documents including the consummation of the Contemplated Transactions, are in full force and effect and have not been revoked since the date of this Deed and (b) the Organisational Documents of Buyer, Buyer Parent and Merger Sub; and

10.	good standing certificates of Buyer, Buyer Parent and Merger Sub from the applicable Relevant Authority.

SCHEDULE 6

WARRANTIES

PART 1	WARRANTIES OF OLDFORD AND THE WARRANTING SELLERS

In order to induce Buyer to enter into and perform its obligations under this Deed and to consummate the Contemplated Transactions, Oldford and the Warranting Sellers hereby warrant to Buyer, severally and not jointly, as follows on the date of this Deed and on the Completion Date unless otherwise specifically set forth herein.

1.	CAPACITY AND AUTHORITY

1.1	Incorporation and existence

1.1.1	Oldford is a company limited by shares which was originally incorporated under the laws of the British Virgin Islands and which was redomiciled and continued under the laws of the Isle of Man on November 20, 2013, and is duly organised, validly existing and in good standing and has been in continuous existence since its incorporation.

1.1.2	Contained in the Data Room are true and complete copies of: (a) Oldford’s Organisational Documents; and (b) Oldford’s minute book, which contains records of all meetings held, and other actions taken by, its board of directors, each committee thereof and shareholders for the period commencing on January 1, 2011 and ending on the date of this Deed. The Buyer has received from Oldford a true and complete copy of Oldford’s share ledger.

1.2	Right, power, authority and action

1.2.1	Oldford has the corporate right, power and authority, and has taken all action necessary, to execute, deliver and exercise its rights and perform its obligations under each Transaction Document to which it is a party in connection with the Contemplated Transactions. No further corporate authorisation on the part of Oldford is necessary to authorise the execution and delivery of the Transaction Documents to which it is a party or the consummation of the Contemplated Transactions.

1.2.2	Oldford has all requisite corporate or other equivalent power and authority to own and operate its properties and carry on the Business as presently conducted.

1.3	Binding agreements

The obligations of Oldford under this Deed and each other Transaction Document to which it is a party constitute, and the obligations of Oldford under each document to be delivered by it at Completion, or following Completion, will, when delivered, constitute, binding obligations of Oldford, Enforceable against Oldford in accordance with their respective terms.

1.4	Code not applicable

Neither the City Code on Takeovers and Mergers nor any analogous code or regime in any jurisdiction (whether imposed by statute or otherwise) applies to offers for the Shares or to the obtaining or consolidation of control of any Oldford Group Company.

1.5	No brokers

Except for Houlihan Lokey (the fees of which are being paid by the Participating Equityholders), no person is entitled to receive a finder’s fee, success fee, investment banking fee, brokerage or other commission from any Oldford Group Company in connection with, or as a result of, the Contemplated Transactions or any Transaction Document or the transactions contemplated thereby.

2.	SHARES AND SUBSIDIARY UNDERTAKINGS

2.1	The Shares

The authorised share capital of Oldford solely consists of 1,000,000,000 shares made up of 1,000,000,000 ordinary shares with a par value of $0.00005 per share. As of the date of this Deed, (a) 989,776,961 ordinary shares are allotted and issued and (b) 10,223,039 ordinary shares are available for issuance (of which 2,791,006 are reserved and subject to outstanding Oldford Share Options, 2,512,971 are reserved and subject to outstanding Oldford Share Awards, and 2,230,000 are reserved for issuance subject to other outstanding Contractual Obligations).

2.1.1	The Shares comprise the whole of Oldford’s allotted and issued share capital, and have been, and in the case of Shares underlying Oldford Share Awards, Oldford Share Options and the Interim Period Employee Shares when issued will be, validly allotted and issued and fully paid or credited as fully paid.

2.1.2	No Share was issued in violation of any purchase option, call option, right of first refusal or offer, pre-emptive right, subscription right or any similar right or other Contractual Obligation. Except for the Shares, and following issuance of any Interim Period Employee Shares or shares of Oldford’s capital underlying the Oldford Share Options or Oldford Share Awards, there are no Equity Securities or Debt of Oldford with voting rights on any matters on which shareholders of Oldford may vote.

2.1.3	Except as set forth in Section 2.1.3 of the Disclosure Schedule and for restrictions on the transfer of securities arising from the M&A of Association of Oldford, there is no Encumbrance over, affecting or in relation to any unissued shares in the capital of Oldford, or to the Knowledge of Oldford, over any of the Shares. Oldford has not received and is not aware of any claim by any person that he, she or it is entitled to an Encumbrance over, affecting or in relation to any unissued share capital of Oldford.

2.1.4	Other than the Interim Period Employee Shares and except as set forth in Section 2.1.4 of the Disclosure Letter and restrictions on the transfer of securities arising from Oldford’s M&A of Association, with respect to Oldford, there are no outstanding:

(a)	rights, plans, options, warrants, calls, awards, conversion rights, pre-emptive rights or any agreements, arrangements or commitments of any character (either firm or conditional) obligating Oldford to issue, deliver or sell, or cause to be issued, delivered or sold, any of its Equity Securities or any securities exchangeable or convertible into its Equity Securities;

(b)	Contractual Obligations or rights of any person to repurchase, redeem or otherwise acquire from Oldford any Equity Securities of Oldford;

(c)	share appreciation rights, “phantom” share rights and equity-based units or shares;

(d)	Equity Securities other than the Shares; or

(e)	pre-emptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings, commitments or arrangements regarding the registration of shares, redemption of any Equity Securities of Oldford, or any other restrictions imposed by Oldford applicable to any Equity Securities of Oldford, in each case, to the extent that Oldford is a party to such Contractual Obligation.

2.2	The Subsidiaries

2.2.1	Schedule 1, part 2(a) sets forth a true and complete list of each direct and indirect subsidiary of Oldford, except for the entities listed on Schedule 1, part 2(b) (the “Dormant Entities”) which no longer have any active business operations or conduct any activities other than, if applicable, those activities associated with liquidation, dissolution or winding-up (each, other than any Dormant Entity, a “Oldford Subsidiary” and, collectively, the “Oldford Subsidiaries”), and sets forth:

(a)	the type of legal entity, jurisdiction of incorporation or organisation and the official company number of each such Oldford Subsidiary;

(b)	the designation, par value and the number of authorised, issued and outstanding and reserved Equity Securities for each Oldford Subsidiary and the number and the percentage of each Oldford Subsidiary owned by Oldford or other Oldford Subsidiary;

(c)	its registered office and registered agent; and

(d)	the directors and officers for each Oldford Subsidiary.

2.2.2	Except as set forth on Schedule 1, part 2 or part 3, no Oldford Subsidiary holds any Equity Securities of any person (other than Equity Securities held as a financial investment, including investments in the unrestricted securities of publicly-traded persons or in any other unrestricted publicly-traded debt or securities) or has any subsidiaries. Each Oldford Subsidiary is a legal entity:

(a)	duly organised and validly existing and in good standing under the Laws of its jurisdiction of organisation; and

(b)	with all requisite corporate power and corporate authority to own and operate its properties and to carry on its business as presently conducted.

2.2.3	Contained in the Data Room are true and complete copies of (a) the Organisational Documents of each Oldford Subsidiary, (b) the share ledger of each Oldford Subsidiary and (c) the minute book of each Oldford Subsidiary, which contains records of all meetings held, and other actions to be taken by, its governing body (e.g., board of directors, board of managers, general partner, etc.), each committee thereof and such Oldford Subsidiary’s shareholders, in each case, which has been held or taken for the period commencing January 1, 2011 and ending on the date of this Deed.

2.2.4	Except as set forth in Section 2.2.4 of the Disclosure Letter, each allotted and issued share in the capital of each Oldford Subsidiary is legally and beneficially owned in its entirety by one or more other Oldford Group Companies, has been validly allotted and issued and is fully paid or credited as fully paid.

2.2.5	Except as set forth in Section 2.2.5 of the Disclosure Letter and restrictions on the transfer of securities arising from any Oldford Subsidiary’s M&A of Association, there is no Encumbrance over, affecting or in relation to any share or unissued share in the capital of an Oldford Subsidiary. Except as set forth in Schedule 2.2.5 of the Disclosure Letter, no Oldford Group Company has received any notice from any person claiming that such person is entitled to an Encumbrance over, affecting or in relation to any share or unissued share in the capital of an Oldford Subsidiary. For the elimination of doubt, except as set forth in Schedule 2.2.5 of the Disclosure Letter and restrictions on the transfer of securities arising from any Oldford Subsidiary’s M&A of Association, with respect to each Oldford Subsidiary, there are no outstanding:

(a)	rights, plans, options, warrants, calls, conversion rights, pre-emptive rights or any agreements, arrangements or commitments of any character (either firm or conditional) obligating any Oldford Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any of its Equity Securities or any securities exchangeable for or convertible into its Equity Securities;

(b)	Contractual Obligations or rights of any person to repurchase, redeem or otherwise acquire any Equity Securities of any Oldford Subsidiary;

(c)	share appreciation rights, “phantom” share rights and equity-based units or shares,

(d)	Equity Securities other than as set forth on Schedule 1, part 2; or

(e)	proxies, voting agreements, voting trusts, pre-emptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings, commitments or arrangements regarding the voting, purchase, acquisition, registration of shares, redemption, transfer or disposition of any Equity Securities of any Oldford Subsidiary, or any other restrictions applicable to any Equity Securities of any Oldford Subsidiary.

2.2.6	(a) Schedule 1, part 3 sets forth a true and complete list of all Joint Ventures.

(b)	In addition, Section 2.2.6(b) of the Disclosure Letter sets forth each other person that is not a subsidiary of an Oldford Group Company, but in which an Oldford Group Company (i) owns, legally or beneficially, Equity Securities, or (ii) has the right to participate in or receive any payment based on the revenues or profits, excluding in case of (i) or (ii), (A) those Joint Ventures listed on Schedule 1, part 3 and (B) financial investments, including investments in the unrestricted securities of publicly-traded persons or in any other unrestricted publicly-traded debt or securities (each, an “Investment Entity”).

2.2.7	No Dormant Entity has any material assets or Liabilities. No Dormant Entity is operating any active business or conducting activities other than, if applicable, in connection with liquidating, winding up or dissolving itself.

2.3	Corporate matters

2.3.1	The statutory books (including all registers and minute books) of each Oldford Group Company have been properly kept and contain an accurate and complete record in all material respects of the matters which are required under applicable Law to be dealt with in those books and no notice or allegation that any of them is incorrect, or should be rectified, has been received by any Oldford Group Company.

2.3.2	Except as set forth in Section 2.3.2 of the Disclosure Letter, no Oldford Group Company has granted a power of attorney or other authority by which a person may enter into a material Contractual Obligation on behalf of such Oldford Group Company other than with respect to administrative, ministerial or clerical matters, or pursuant to the authority of an Employee, Consultant, officer or director in the Ordinary Course of Business.

3.	ACCOUNTS

3.1	Accounts

3.1.1	The Accounts have been prepared and audited on a proper and consistent basis in accordance with applicable Laws and IFRS at the time they were audited.

3.1.2	No change in accounting policies, principles and practices has been made in preparing the Accounts for each of the three consecutive accounting reference periods ended on the Accounts Date, except as expressly stated in the Accounts for those years.

3.1.3	The Accounts show a true and fair view in all material respects of the assets, Liabilities and state of affairs of the Oldford Group Companies taken as a whole as at the Accounts Date and of the profits and losses of the Oldford Group Companies taken as a whole for the accounting reference periods identified in the Accounts.

3.1.4	Except as set forth in Section 3.1.4 of the Disclosure Letter, the Interim Accounts have been prepared on a proper and consistent basis in accordance with applicable Laws and IFRS.

3.1.5	The Interim Accounts show a true and fair view in all material respects of the assets, Liabilities and state of affairs of the Oldford Group Companies taken as a whole as at March 31, 2014 and of the profits and losses of the Oldford Group Companies taken as a whole for the accounting reference periods identified in the Interim Accounts.

3.2	Debts

3.2.1	The Oldford Group Companies have no Debt, except as set forth in Section 3.2.1 of the Disclosure Letter, as set forth in the Accounts or as otherwise specifically permitted in Schedule 4 (including if consented to by Buyer pursuant to the terms of Schedule 4).

3.2.2	For each item of Debt, Section 3.2.2 of the Disclosure Letter sets forth the debtor, the principal and interest amount of the Debt outstanding as of the date of this Deed, the creditor, the maturity date and the collateral, if any, securing the Debt.

3.3	Guarantees

No Oldford Group Company has any Liability in respect of a Guarantee in an amount exceeding $1,000,000 other than as set forth in Section 3.3 of the Disclosure Letter or identified in the Accounts or as otherwise specifically permitted in Schedule 4 (including if consented to by Buyer pursuant to the terms of Schedule 4).

3.4	No off-balance sheet transactions

No Oldford Group Company is a party to any joint venture, off-balance sheet partnership or any similar Contractual Obligation or arrangement (including any joint venture or Contractual Obligation relating to any transaction or relationship between or among any Oldford Group Company, on the one hand, and any unconsolidated Affiliate of the Oldford Group Companies, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements”, where the result, purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, any Oldford Group Company in the Accounts.

3.5	Undisclosed Liabilities

3.5.1	The Oldford Group Companies have no Liabilities except for:

(a)	Liabilities set forth on the face of the Accounts;

(b)	Liabilities incurred in the Ordinary Course of Business since the Accounts Date;

(c)	Liabilities not required to be presented on a balance sheet prepared in accordance with IFRS;

(d)	Liabilities permitted to be incurred pursuant to Schedule 4 (including if consented to by Buyer pursuant to the terms of Schedule 4); and

(e)	Liabilities set forth in Section 3.5.1(d) of the Disclosure Letter.

4.	CHANGES SINCE THE ACCOUNTS DATE

4.1	General

Except set forth in Section 4.1 of the Disclosure Letter, since the Accounts Date and until the date of this Deed:

4.1.1	the Business has been operating in the Ordinary Course of Business; and

4.1.2	there has been no Material Adverse Effect, and no event, circumstance or condition has occurred or arisen that would reasonably be expected to have a Material Adverse Effect.

4.2	Specific

Since the Accounts Date, except as set forth in Section 4.2 of the Disclosure Letter or as otherwise specifically permitted in Schedule 4 (including if consented to by Buyer pursuant to the terms of Schedule 4), no Oldford Group Company has:

4.2.1	amended its Organisational Documents or issued, sold, granted or otherwise disposed of any Equity Security of such Oldford Group Company;

4.2.2	become liable in respect of any Guarantee or incurred, assumed or otherwise become liable in respect of any Debt other than borrowings or Debt in the Ordinary Course of Business not involving more than $1,000,000 individually or $5,000,000 in the aggregate taking into account all Oldford Group Companies, or made any loans, advances or capital contributions or Investments in any person (other than intercompany loans and advances to employees in the Ordinary Course of Business) in an amount exceeding more than $50,000 individually or $350,000 in the aggregate or advances to players in the Ordinary Course of Business;

4.2.3	sold, leased, licenced, transferred or otherwise disposed of any Asset having a replacement cost or fair market value in excess of $1,000,000;

4.2.4	made, or committed to make, any capital expenditure that is not included in the 2014 Forecast in excess of $1,000,000 individually, or $2,000,000 in the aggregate taking into account all Oldford Group Companies, or deferred or failed to make any capital expenditure that was included in the 2014 Forecast that is in excess of $1,000,000 individually, or $2,000,000 in the aggregate taking into account all Oldford Group Companies;

4.2.5	permitted any of its Assets having a fair market or book value in excess of $500,000 to become subject to any Encumbrance other than a Permitted Encumbrance;

4.2.6	declared, set aside or paid any distribution or dividend with respect to any Equity Security of such Oldford Group Company except as permitted by this Deed;

4.2.7	repurchased, redeemed or otherwise acquired any Equity Security of such Oldford Group Company other than the redemption of any Oldford Share Option, Oldford Share Award or Interim Period Employee Shares;

4.2.8	suffered a material loss, destruction or damage affecting the Business or any Asset having a replacement cost or fair market value in excess of $1,500,000;

4.2.9	cancelled, waived or released any Liability, right or claim in excess of $1,000,000, or write-down or write-off the value of any Asset in excess of $500,000 (or otherwise, except for write-downs and write-offs in the Ordinary Course of Business);

4.2.10	increased the compensation payable or paid, whether conditionally or otherwise, to any executive officer or director by more than $50,000, other than in the Ordinary Course of Business;

4.2.11	made any change in its methods of accounting or accounting practices (including with respect to reserves) or its policies, payment or credit practices or failed to pay any creditor any amount owed to such creditor when due or granted extensions of credit outside the Ordinary Course of Business;

4.2.12	made, changed, amended or revoked any Tax election, filed any material amendment to any Tax Return, elected or changed any method of accounting for Tax purposes, settled any Action in respect of Taxes or entered into a Contractual Obligation in respect of Taxes with any Tax Authority;

4.2.13	taken any action with respect to an Insolvency Event, other than with respect to Dormant Entities;

4.2.14	threatened, commenced or settled any Action where the damages sought are in excess of $2,000,000 in the aggregate taking into account all of the Oldford Group Companies; or

4.2.15	entered into any Contractual Obligation to do any of the things referred to elsewhere in this Section 4.2.

5.	COMPANY INTELLECTUAL PROPERTY RIGHTS

5.1	Particulars

Section 5.1 of the Disclosure Letter sets forth a true, correct and complete list, as of the date of this Deed, of:

5.1.1	all registrations and pending applications worldwide for any Patent Rights, Trademarks and Copyrights owned by any Oldford Group Company and, to the Knowledge of Oldford, owned by any Joint Venture (“Intellectual Property Registrations”), enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing, date of issuance, and names of all current applicant(s) and registered owner(s), as applicable;

5.1.2	all material unregistered Trademarks; and

5.1.3	all Company Licenced Intellectual Property.

5.2	Applications, registrations and renewals

5.2.1	All Company Owned Intellectual Property that depends on registration for its validity or enforceability has been duly registered or is the subject of an application for registration and all renewals and extensions have been made with respect thereto. To the Knowledge of Oldford, all assignments of Intellectual Property Registrations have been either (i) properly executed and recorded or (ii) commenced and pursued (or will be commenced and be pursued within reasonable time) with all reasonable diligence and there is no reason to expect that such assignments shall not be recorded in due course.

5.2.2	To the Knowledge of Oldford, and except as set forth in Section 5.2.2 of the Disclosure Letter, all Intellectual Property Registrations are subsisting, in full force and effect and valid and enforceable in each jurisdiction in which they have been registered (in the case of registered Company Owned Intellectual Property) and in each jurisdiction in which they are capable of subsisting (in the case of unregistered Company Owned Intellectual Property but excluding, however, applications for patents comprised within Patent Rights), and the issuance, extension, maintenance and other payments that are or will become due with respect thereto within 90 days after the date of this Deed have been paid. The Oldford Group Companies have performed all acts and have paid all renewal, maintenance and other fees and taxes required to maintain each and every Intellectual Property Registration in full force and effect.

5.2.3	The Intellectual Property disclosed in the Disclosure Letter constitutes all Intellectual Property susceptible to being scheduled and necessary for the conduct of the Business as currently conducted. Except as set forth in Section 5.2.3 of the Disclosure Letter, record ownership of all Intellectual Property Registrations is held in the name of an Oldford Group Company or a Joint Venture, as applicable.

5.3	Prosecution matters

To the Knowledge of Oldford, and except as set forth in Section 5.3 of the Disclosure Letter, there are no inventorship or ownership challenges, objections or opposition, re-examination, nullity, objections or interference proceedings or other challenges declared, commenced or provoked or threatened with respect to Intellectual Property Registrations. Each Oldford Group Company and, to the Knowledge of Oldford, each Joint Venture, has complied in all material respects with all of its obligations and duties to the respective patent, trademark and copyright offices, including the duties of candour and disclosure to any Relevant Authority, including the U.S. Patent and Trademark Office, with respect to all Intellectual Property Registrations consisting of applications filed by or on behalf of any Oldford Group Company. To the Knowledge of Oldford, no facts, circumstances or information exist affecting the patentability or enforceability of any Intellectual Property covered by any Intellectual Property Registrations.

5.4	Ownership

5.4.1

Each item of Company Intellectual Property is solely owned, or available for use (under a valid and subsisting Inbound IP Licence) by, the relevant Oldford Group Company or Joint Venture and the Completion of the Contemplated Transactions shall not, by itself, cause any change in the terms and conditions applying to such items as they were immediately prior to the Completion which could have a Material Adverse Effect. Except as set forth in Section 5.4.1(a) of the Disclosure Letter, an Oldford Group Company is the sole legal and beneficial owner of all right, title and interest in, to and under Company Owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances. A true, complete and correct list of: (a) all Customer Offerings and (b) all Internal Systems that are material to the Business, taken as a whole, is set forth in Section 5.4.1(b) of the Disclosure Letter. No component of the Company Intellectual Property is subject to any outstanding judgment, Order or decree or settlement agreement that restricts in any manner the use or licencing of the Company Intellectual Property or the validity, registrability, scope, ownership of, use or enforceability of any component of the Company Intellectual Property.

5.4.2	The Company Intellectual Property comprises all the Intellectual Property used or necessary to conduct the Business as now conducted.

5.5	Protection measures

Each Oldford Group Company has taken all reasonable and necessary measures to maintain and protect each item of Company Owned Intellectual Property and to maintain in confidence all trade secrets and Confidential Information comprising a part thereof. Each Oldford Group Company has complied in all material respects with all contractual and Legal Requirements pertaining to information security and Confidential Information. No written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been received by any Oldford Group Company. To the Knowledge of Oldford, and except as set forth in Section 5.5 of the Disclosure Letter, as of the date hereof, there has been no: (a) unauthorised disclosure of any material third party proprietary or Confidential Information in the possession, custody or control of any Oldford Group Company; or (b) material breach of any Oldford Group Company’s security procedures wherein Confidential Information has been disclosed to a third party. Each Oldford Group Company has undertaken all reasonable efforts to police in all material respects the quality, standards and specifications of all services sold, distributed or marketed under each of its Trademarks, and has enforced reasonably adequate quality measures to ensure that no Trademarks that it has licenced to others shall be deemed or held to be non-distinctive, invalid or abandoned.

5.6	Infringement

To the Knowledge of Oldford, and except as set forth in Section 5.6 of the Disclosure Letter, none of the Customer Offerings, or the exploitation thereof by any Oldford Group Company, or any other activity of any Oldford Group Company, or the operation of the Business as currently conducted, or the use of the Company Intellectual Property infringes, violates or misappropriates, or has infringed, or violated, or has constituted a misappropriation of, any Intellectual Property of any third party. To the Knowledge of Oldford, and except as set forth in Section 5.6 of the Disclosure Letter, none of the Internal Systems, or any Oldford Group Company’s past or current exploitation thereof, or any other activity of any Oldford Group Company infringes, violates or misappropriates, or has infringed or violated, or has constituted a misappropriation of, any Intellectual Property rights of any third party. Section 5.6 of the Disclosure Letter sets forth a true, correct and complete list of any written complaint, claim or notice, or threat of any of the foregoing (including any written notification that a licence under any Intellectual Property rights is or may be required), received since January 1, 2011 by any Oldford Group Company or, to the Knowledge of Oldford, a Joint Venture, alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defence received by any Oldford Group Company from any reseller, distributor, customer, user or any other third party or person which may expose any Oldford Group Company to either (a) Losses in an amount exceeding $100,000 or (b) injunctive relief (“Material IP Claim”); and the Data Room contains copies of all such written Material IP Claims as well as any legal opinions, studies, market surveys and analyses relating to any such Material IP Claim. To the Knowledge of Oldford, any and all written Material IP Claims (including any written notification that a licence under any Intellectual Property rights is or may be acquired), received prior to January 1, 2011 by any Oldford Group Company or, to the Knowledge of Oldford, a Joint Venture received by any Oldford Group Company from any reseller, distributor, customer, user or any other third party have been satisfactorily resolved and are no longer pending.

5.7	Infringement of Oldford Group Company rights

Except as set forth in Section 5.7 of the Disclosure Letter, to the Knowledge of Oldford, no third party (including any current or former employee or consultant of any Oldford Group Company) is currently infringing, violating or misappropriating: (a) any of the Company

Owned Intellectual Property or (b) any of the Company Licenced Intellectual Property which is exclusively licenced to an Oldford Group Company. As of the date of this Deed and except as set forth in Section 5.7 of the Disclosure Letter, no Oldford Group Company or Joint Venture has initiated or brought any Action against any person that remains pending and that alleges that such person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, such Intellectual Property. To the Knowledge of Oldford, the Oldford Group Companies have the exclusive right to bring Actions against any person that is infringing, violating or misappropriating Company Owned Intellectual Property and to retain for themselves any damages recovered in any such Action. The Data Room contains all material correspondence, analyses, legal opinions, or written complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Company Owned Intellectual Property.

5.8	Licences

5.8.1	Outbound IP Licences. Section 5.8.1 of the Disclosure Letter sets forth a true, complete and correct list in all material respects of all Outbound IP Licences, other than form licences granted to customers in connection with the Customer Offerings in the Ordinary Course of Business, which forms are included in the Data Room. None of the Outbound IP Licences grants any exclusive rights to third parties to any of any Oldford Group Company’s Intellectual Property. To the Knowledge of Oldford, all Outbound IP Licences are valid and subsisting and none of the parties thereto has done, or omitted to do, anything which constitutes, or might constitute, a breach thereof; no notice to terminate has been given to any of the Oldford Group Companies or, to the Knowledge of Oldford, threatened; and no Outbound IP Licences will terminate, or be terminable, as a result of the Contemplated Transactions.

5.8.2	Inbound IP Licences. Section 5.8.2 of the Disclosure Letter sets forth a true, complete and correct list of all Inbound IP Licences that are material to or necessary for the operation of the Business as carried on at the date of this Deed. Except as specifically set forth in Section 5.8.2 of the Disclosure Letter, no third party Inventions, methods, services, materials, processes, Software or other Intellectual Property are included in or required to exploit the Customer Offerings or Internal Systems. To the Knowledge of Oldford, all Inbound IP Licences are valid and subsisting and to the Knowledge of Oldford, none of the parties thereto has done, or omitted to do, anything which constitutes, or might constitute a breach thereof; no notice to terminate has been given to any of the Oldford Group Companies or to the Knowledge of Oldford, threatened; and no such licence the termination of which is likely to have an adverse impact on the Business will terminate, or be terminable, as a result of the Contemplated Transactions.

5.9	Confidential Information and Know-How

5.9.1	The Oldford Group Companies are entitled, without restriction, except for restrictions imposed by applicable law or contractual restrictions in connection with Confidential Information that is received from third parties), to use all Confidential Information and Know-How required in connection with the Business (whether their own or a third party’s).

5.9.2	To the Knowledge of Oldford, no Oldford Group Company has, save in the Ordinary Course of Business, pursuant to a confidentiality agreement or to the extent the recipient thereof is obliged to keep information confidential under any Legal Requirement or professional privilege, disclosed, or permitted to be disclosed, or undertaken or arranged to disclose, to any person other than Buyer (or its professional advisers) any Confidential Information.

5.9.3	No additional information is required by Buyer (other than the retention of the applicable Employees of the Business) to enable it to take full benefit of the Know-How in order to carry on the Business.

5.9.4	Except as set forth in Section 5.9.4 of the Disclosure Letter, the Know-How is adequately documented and recorded so as to enable Buyer to take full benefit of the Know-How without undue reliance or dependence on any particular Original Employee and/or Original Consultant.

5.9.5	Each Oldford Group Company has taken reasonable and customary measures and precautions necessary to protect and maintain the confidentiality of all Confidential Information and trade secrets in which any Oldford Group Company has any right, title or interest and otherwise to maintain and protect all such Confidential Information and trade secrets. Without limiting the generality of the foregoing, and except as set forth in Section 5.9.5 of the Disclosure Letter, all employees and independent contractors of any Oldford Group Company who are or were involved in, or who have contributed to, the creation or development of any trade secrets or other Company Owned Intellectual Property have executed and delivered to an Oldford Group Company an agreement requiring them to maintain the confidentiality of such trade secrets and any other Confidential Information or proprietary non-public Intellectual Property which assigns to such Oldford Group Company any and all Intellectual Property with respect thereto (to the extent assignable under applicable Law) and/or includes a waiver of any rights therein.

5.9.6	To the Knowledge of Oldford, and except as set forth in Section 5.9.6 of the Disclosure Letter, there has been no: (a) unauthorised disclosure of any material third party proprietary or Confidential Information in the possession, custody or control of any Oldford Group Company, or (b) material breach of any Oldford Group Company’s security procedures wherein Confidential Information has been disclosed to a third party.

6.	INFORMATION TECHNOLOGY AND E-COMMERCE

6.1	Computer Systems

6.1.1	Complete and accurate details in all material respects of all Computer Systems owned by any Oldford Group Company as of the date hereof are set out in Section 6.1.1 of the Disclosure Letter.

6.1.2	Except as set forth in Section 6.1.2 of the Disclosure Letter, one or more of the Oldford Group Companies is the sole legal and beneficial owner of such Computer Systems free from any Encumbrance other than Permitted Encumbrances.

6.1.3	Complete and accurate details in all material respects of all material Computer Systems used as of the date of this Deed, by, or on behalf of, but not owned by any Oldford Group Company, and which are required for the operation of the Business, are set out in Section 6.1.3 of the Disclosure Letter.

6.1.4	To the Knowledge of Oldford, no Oldford Group Company is using any Computer Systems that infringe any rights of any third party and no Oldford Group Company has received notice or has Knowledge of any actual or threatened claim that its use of or benefit from any of the Computer Systems is invalid or infringes any rights of any third party.

6.2	Computer Contracts

6.2.1	Complete and accurate details in all material respects of the material Computer Contracts as of the date of this Deed are set out in Section 6.2.1 of the Disclosure Letter.

6.2.2	One or more of the Oldford Group Companies (if not owned by the Oldford Group Companies) has all necessary rights and/or licences from the owner of the Computer Systems pursuant to a Computer Contract to use the Computer Systems in the manner in which such Computer Systems are used.

6.2.3	To the Knowledge of Oldford, all the Computer Contracts are valid and subsisting and the Oldford Group Companies are in compliance, in all material respects, with the terms of all Computer Contracts. To the Knowledge of Oldford, none of the Computer Contracts has been the subject of any breach or default by any Oldford Group Companies or any other person, nor any event has occurred which, with notice or lapse of time, or both, would constitute a default or breach.

6.2.4	Except as set out in Section 6.2.4 of the Disclosure Letter, no material Computer Contract will become terminable as a result of the Contemplated Transactions.

6.3	Computer operation and maintenance

6.3.1	To the Knowledge of Oldford, the Computer Systems perform in accordance with their specifications and user manuals and do not contain any defect which may materially affect their performance.

6.3.2	The Computer Systems are the subject of, and have been satisfactorily maintained and supported and one or more of the Oldford Group Companies has the benefit of, appropriate maintenance and support, pursuant to warranty and/or maintenance agreements or arrangements which are sufficient in all material respects for the operation of the Business in the Ordinary Course of Business.

6.3.3	To the Knowledge of Oldford, and except as set forth in Section 6.3.3 of the Disclosure Letter:

(a)	the Computer Systems have not suffered any material failures, bugs or breakdowns at any time during the 12 month period ending on the date of this Deed; and

(b)	no part of the Computer Systems is infected by any computer viruses, worms, malware, Software bombs or similar items in a manner which has an adverse impact on the ability to conduct the Business in the Ordinary Course of Business.

6.3.4	The relevant Oldford Group Companies have made adequate provisions to backup electronically stored records, data and information required in the Ordinary Course of Business and for the operation of the Business and used by the relevant Oldford Group Companies and have made appropriate backup arrangements in relation to the Computer Systems.

6.3.5	Full details in all material respects of all websites or other Internet and/or e-commerce platforms currently operated by, or on behalf of, the Oldford Group Companies (whether or not directed at, or accessible by, the public) are set out in Section 6.3.5 of the Disclosure Letter. Additionally, all domain names that are owned or registered by, or on behalf of, the Oldford Group Companies are set out in Section 6.3.5 of the Disclosure Letter.

6.4	Resources

The Employees of the Oldford Group Companies include a sufficient number of technically competent and trained persons to ensure proper handling, operation and monitoring of the Computer Systems. One or more of the Oldford Group Companies owns, and is in possession and control of, copies of all the manuals, guides, instruction books and technical documents (including any corrections and updates) required to operate the Computer Systems effectively.

6.5	Security

The Oldford Group Companies have and follow a written policy for tracking material bugs, viruses, malware, errors and defects in their Customer Offerings of which they become aware, and maintain and keep current a computerised database for such purpose. To the Knowledge of Oldford, that written policy is adequate to properly protect such Software (and systems associated with any application services provided by the Oldford Group Companies utilising such Software) used by the Oldford Group Companies against viruses, malware, so-called “hackers” and “crackers”, denial-of-service attacks, and other threats to the integrity, availability or confidentiality thereof, and the Oldford Group Companies’ actual practices have consistently conformed to its written policy. To the extent known by the Oldford Group Companies, Section 6.5 of the Disclosure Letter sets forth a true, correct and complete list of any such material act or incident, and the status or resolution thereof, pertaining to any of the foregoing. The Oldford Group Companies have implemented any and all material security patches or material security upgrades that have been reasonably deemed required by the Oldford Group Companies. The Oldford Group Companies have taken all reasonable precautions to: (a) ensure the security of the Computer Systems and Customer Offerings and the confidentiality and integrity of all data stored in them; and (b) prevent the Computer Systems and Customer Offerings from being attacked by any computer virus or harmful code.

6.6	Breakdowns and interruptions

In the 12 months preceding the date of this Deed, there have not been any failures or breakdowns of any Computer System which have an adverse impact on the Business.

6.7	Source Code

No Oldford Group Company has licenced, distributed or disclosed, or knows of any distribution or disclosure by others (including its Employees and contractors) of, any Source Code comprised in the Company Intellectual Property to any person, except pursuant to the agreements listed in Section 6.7 of the Disclosure Letter, and the Oldford Group Companies have taken all reasonable physical and electronic security measures to prevent disclosure of such Source Code. To the Knowledge of Oldford, no event has occurred, and no circumstance or condition exists, that (with or without notice, lapse of time or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Source Code by any of the Oldford Group Companies or escrow agent(s) or any other person to any third party.

6.8	Open Source Materials

Section 6.8 of the Disclosure Letter sets forth a true, correct and complete list in all material respects of all Open Source Materials that any Oldford Group Company has utilised until the date hereof in any way in the Computer Systems or the exploitation of Customer Offerings or Internal Systems and describes the manner in which such Open Source Materials have been utilised in the Customer Offerings, including whether and how the Open Source Materials have been modified and/or distributed by any Oldford Group Company, to the extent such modification and/or distribution might create an obligation that any Software that incorporates, is derived from or is distributed along with such Open Source Materials be (a) disclosed or distributed in Source Code form, (b) licenced for the purpose of making derivative works, or (c) redistributable at no charge. To the Knowledge of Oldford, no Oldford Group Company has used Open Source Materials in a manner that would create, or purport to create, an obligation in any Oldford Group Company that any Software that incorporates, is derived from or is distributed along with such Open Source Materials be (a) disclosed or distributed in Source Code form, (b) licenced for the purpose of making derivative works or (c) redistributable at no charge.

6.9	Authorship

To the Knowledge of Oldford, and except as set forth in Section 6.9 of the Disclosure Letter, all the Software and documentation comprising, incorporated in or bundled with the Customer Offerings or Internal Systems and which is required for the operation of the Business in the Ordinary Course of Business have been either: (a) designed, authored, tested and debugged by employees of the Oldford Group Companies within the scope of their employment or by consultants who have executed valid and binding agreements assigning all right, title and interest in such copyrightable materials to an Oldford Group Company, waiving their non-assignable rights (including moral and authors’ rights) in favour of such Oldford Group Company and its permitted assigns and licencees, and have no residual claim to such materials; or (b) lawfully licenced to the applicable Oldford Group Company.

6.10	Quality

To the Knowledge of Oldford, and except as set forth in Section 6.10 of the Disclosure Letter, the Customer Offerings and the Internal Systems are free from: (a) material defects, malfunctions or non-conformities in design, workmanship and materials; (b) any mechanisms or devices capable of transmitting to or disclosing to any other party any data, content or information stored in or processed by any component of the Customer Offerings and the Internal Systems; (c) any devices which are not under the control of Oldford that are capable of automatically or remotely stopping any component of the Customer Offerings and the Internal Systems from operating, (e.g., passwords, authorisation keys, node locks, locks, fuses, time bombs, time-outs, dongles or other functions, whether implemented by electronic, mechanical or other means); (d) content or information stored in or processed by any component of the Customer Offerings and the Internal Systems which may be altered, damaged or erased by a person outside the control of the person operating the computer on which the code is installed; (e) any computer instructions or code which alters, damages or erases any data; and (f) any “back doors” or “trap doors” which allow for application code access through the bypassing of any security features. To the Knowledge of Oldford, the Customer Offerings and the Internal Systems conform in all material respects to the written documentation and specifications therefor. To the Knowledge of Oldford, the Customer Offerings and the Internal Systems do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that is intended to materially impair their intended performance or which replicates, transmits or activates code outside the control of the person operating the computer on which the code is installed.

6.11	Support and funding

No Oldford Group Company or Joint Venture has sought, applied for or received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or other funding source (including any government, university, college, other educational institution, multi-national, bi-national or international organisation or research centre) in connection with the creation, development or exploitation of the Customer Offerings, the Internal Systems or any facilities or equipment used in connection therewith.

6.12	Computer records

To the Knowledge of Oldford, and except as set forth in Section 6.12 of the Disclosure Letter, none of the records, systems, data or information of the Oldford Group Companies is recorded, stored, maintained, operated or otherwise wholly or partly dependent on, or held or accessible by, any means (including an electronic, mechanical or photographic process, computerised or not) which is not under the exclusive ownership and direct control of the Oldford Group Companies.

7.	DATA PROTECTION

7.1	Compliance

Each Oldford Group Company has complied in all material respects, including any registration requirements, with all applicable data privacy Laws (including any data protection acts or other applicable data protection legislation) relating to data protection in any relevant jurisdiction in which it is incorporated or regulated (“Data Protection Legislation”).

7.2	Third party data processing

To the Knowledge of Oldford, data processing carried out by third parties on behalf of any Oldford Group Company is carried out by third parties providing sufficient guarantees in respect of the security measures and organisational measures governing the processing to be carried out and pursuant to written agreements with those third parties.

7.3	No complaints, etc.

Except as set forth in Section 7.3 of the Disclosure Letter, none of the Oldford Group Companies has received any written notice, letter or complaint alleging any material breach or non-compliance by any of the Oldford Group Companies of the Data Protection Legislation from the relevant data protection authorities or from any third party which has necessitated a notification to the relevant data protection authorities, and to the Knowledge of Oldford, there is not any matter, event or circumstance that could give rise to such a notice, letter or complaint. No Oldford Group Company has received any enforcement notices, information notices or prohibition notices against it with respect to any Data Protection Legislation.

8.	OTHER ASSETS

8.1	Title and condition

8.1.1	Except as set forth in Section 8.1.1 of the Disclosure Letter or as specifically identified in the Accounts, each Oldford Group Company has sole and exclusive, good and marketable title to, or, in the case of property held under a lease, licence or other Contractual Obligation, a sole and exclusive, Enforceable leasehold interest in, or right to use under a lease, licence or otherwise, all of its properties, rights and assets which are required for the conduct of the Business, whether real or personal and whether tangible or intangible, including all Assets which are reflected in the Accounts or acquired after the Accounts Date (except for such Assets which have been sold or otherwise disposed of since the Accounts Date in the Ordinary Course of Business) (collectively, the “Assets”). Except as set forth in Section 8.1.1 of the Disclosure Letter or specifically identified in the Accounts, none of the Assets is subject to any Encumbrance other than Permitted Encumbrances.

8.1.2	The Assets comprise all the assets, properties and rights of every type and description, whether real or personal, tangible or intangible, used or necessary to conduct the Business as now conducted.

8.1.3	Except as set forth in section 8.1.3 of the Disclosure Letter, to the Knowledge of Oldford, all the Assets: (a) are in good working order, operating condition and state of repair (reasonable wear and tear excepted); (b) have no material defects; and (c) are adequate and suitable for their present and intended use.

8.1.4	Except as set forth in Section 8.1.4 of the Disclosure Letter, no liquidator, receiver or other person is challenging the ownership by any Oldford Group Company of any of the Assets of such Oldford Group Company.

8.2	Debtors

Except as set forth in Section 8.2 of the Disclosure Letter, to the Knowledge of Oldford, all Accounts Receivable, unbilled invoices, costs in excess of billings, work in process and other amounts (each, a “Receivable”) reflected on the Accounts of Oldford and in its records and books of account since the Accounts Date have arisen in the Ordinary Course of Business and represent legal, valid, binding and, to the Knowledge of Oldford, Enforceable obligations of an Oldford Group Company.

9.	INSURANCE

9.1	Other insurance

To the Knowledge of Oldford, each Oldford Group Company is adequately insured against accident, damage, injury, third party loss, credit risk, loss of profits and all other risks, to the extent such risks are normally insured against (and at the coverage levels normally insured against) by companies carrying on a business similar to the Business.

9.2	The Insurance Policies

9.2.1	Section 9.2.1 of the Disclosure Letter sets forth a true, correct and complete list of insurance policies as of the date of this Deed, including by which any of the Oldford Group Companies or their Assets, Original Employees, Original Consultants, officers, directors or the Business have been insured since January 1, 2013 (the “Insurance Policies”). The list includes for each Insurance Policy the type of policy, policy name, insurer and expiration date. Oldford has made available in the Data Room true and complete copies of all the Insurance Policies.

9.2.2	Section 9.2.2 of the Disclosure Letter describes any material “self-insurance” arrangements affecting the Oldford Group Companies.

9.2.3	Except as set forth in Section 9.2.3 of the Disclosure Letter, since January 1, 2011, no insurer:

(a)	has questioned, denied or disputed (or otherwise reserved its rights with respect to) the coverage of any claim pending under any Insurance Policy; or

(b)	has provided any notice of cancellation or any other indication and neither Oldford nor any Warranting Seller has any reason to believe that any insurer plans to cancel any Insurance Policy or materially raise the premiums or materially alter the coverage under any Insurance Policy.

9.2.4	All premiums which are due under the Insurance Policies have been paid.

10.	EMPLOYMENT AND CONSULTANTS

10.1	The Data Room contains a list of all Original Employees; the information contained therein is true, complete and accurate in all material respects, and such list includes each Original Employee’s name, position, engaging entity, workplace location, notice period, date of commencement of continuous employment, annual salary or hourly wage, latest annual and long-term bonus and whether such Original Employee is on leave of absence. The Data Room contains a list of all Original Consultants; the information contained therein is true, complete and accurate in all material respects, and such list includes each Original Consultant’s name, position, engaging entity, engagement location, engagement notice period, date of commencement of engagement and fee structure (including any bonus entitlement).

10.2	Except as set forth in Section 10.2 of the Disclosure Letter, the employment of each Employee is terminable by such Oldford Group Company without payment in lieu of notice, damages, severance or any other compensation (other than any compensation payable by applicable Legal Requirements, or as included on the list referred to in paragraph 10.1 above) on no more than three months’ prior notice at any time.

10.3	[Reserved]

10.4	Except as set forth in Section 10.4 of the Disclosure Letter, to the Knowledge of Oldford, no Material Employee:

10.4.1	has delivered written notice to any Oldford Group Company of his or her intention to terminate his or her employment with any Oldford Group Company, intends to terminate his or her employment with any Oldford Group Company or is under notice of dismissal; or

10.4.2	is a party to any non-competition agreement that is reasonably likely to affect the ability of such Material Employee to perform his or her duties as an employee of such Oldford Group Company.

10.5	No Material Employee is unavailable as of the date of this Deed to perform work because of disability or other leave of more than 30 consecutive days.

10.6	No Oldford Group Company is a party to, or otherwise bound by, any Order relating to Employees or employment practices, other than Orders which apply generally to all employers or to all employers in a certain sector in a particular jurisdiction. The Oldford Group Companies are in material compliance with applicable Legal Requirements, Contractual Obligations and policies relating to employment, employment practices, wages, hours and terms and conditions of employment.

10.7	Copies of the Oldford Group Companies’ standard terms and conditions, staff handbooks and policies documents are included in the Data Room, and there are no other material terms which apply to Employees or Consultants (other than those included in their employment or consultancy contracts or as required by any applicable Legal Requirement).

10.8	Except as set forth in Section 10.8 of the Disclosure Letter, no Employee, former employee, Consultant or former consultant will be entitled to receive any payment, right or benefit as a result of, or in connection with, the Contemplated Transactions.

10.9	Outstanding offers

Except as set forth in Section 10.9 of the Disclosure Letter, no Oldford Group Company has made any outstanding offer, or agreed to employ or engage, any person whose basic salary or cash compensation is in excess of $300,000 per annum (or equivalent) who is not an Employee or Current Consultant.

10.10	Compliance

Except as set forth in Section 10.10 of the Disclosure Letter, each Oldford Group Company has complied in all material respects, with all of its obligations (including health and safety and immigration obligations) to, or in respect of, each Employee, Consultant and former employee or consultant of any Oldford Group Company arising out of, or in connection with, their terms and conditions of employment or consultancy, as applicable and/or under Legal Requirements applicable to such Employee, Consultant and former employee or former consultant, except where such non-compliance would not individually or in the aggregate have a Material Adverse Effect. Within the past 12 months preceding the date of this Deed, no Employee or former employee, or Consultant or former consultant, has died or been critically injured at work.

10.11	Records

Except as set forth in Section 10.11 of the Disclosure Letter, each Oldford Group Company has maintained adequate and accurate records in all material respects relating to the Employees (including records relating to employers’ liability insurance, data protection, working time legislation, national minimum wage, parental leave, paternity leave, adoption leave, sickness absence and evidence of entitlement to work in the applicable jurisdiction where such Employee may be domiciled).

10.12	Trade unions

10.12.1	To the Knowledge of Oldford, except as set forth in Section 10.12.1 of the Disclosure Letter, there are no:

(a)	recognition, procedural or other arrangements with trade unions which relate to any of the Employees nor are any of the Employees members of a trade union;

(b)	outstanding applications for trade union recognition or derecognition relating to any of the Employees;

(c)	staff associations, works councils or similar employee bodies or employee representatives relating to any of the Employees;

(d)	collective agreements between any Oldford Group Company and any trade union, staff association or other body representing workers; or

(e)	labour troubles (including any work slow-down, lockout, stoppage, picketing or strike) pending or, to the Knowledge of Oldford, threatened.

10.12.2	No Oldford Group Company has received an employee request under the Information and Consultation of Employees Regulations 2004 or any request from any Employee for any staff association, works council or similar employee body, or any other similar request as applicable in any other jurisdiction where an Oldford Group Company has Employees.

10.13	Investigations

10.13.1	To the Knowledge of Oldford, except as set forth in Section 10.13.1 of the Disclosure Letter, there are no and, during the two years ending on the date of this Deed, there have not been any, material claims, disputes, enquiries or investigations by any Relevant Authority or relating to any Original Employee or any former employee of any Oldford Group Company (in their capacity as such) and/or any trade union or other representative (in respect of their relations with any Oldford Group Company).

10.13.2	To the Knowledge of Oldford, no Oldford Group Company’s employment policies or practices are currently being audited or investigated by any Relevant Authority and have not been audited or investigated within the two years prior to the date of this Deed.

10.14	Loans to Employees

Except as set forth in Section 10.14 of the Disclosure Letter or as otherwise specifically permitted in Schedule 4 (including if consented to by Buyer pursuant to the terms of Schedule 4), there are no outstanding loans made by any Oldford Group Company to any Employee or former employee (other than advances for reimbursable expenses incurred in the Ordinary Course of Business).

10.15	Redundancies

No Oldford Group Company has dismissed 20 or more employees within a 90-day period during the 12 months ending on the date of this Deed, or taken any other action relating to the termination of Employees that would require the filing of a notice with a Relevant Authority.

11.	PENSIONS

11.1	Except as set forth in Section 11.1 of the Disclosure Letter, no Oldford Group Company has adopted or has a Liability or obligation to contribute or provide any other financial support to a Pension Scheme.

11.2	The Data Room includes copies of:

11.2.1	all trust deeds and rules of the Pension Schemes; and

11.2.2	all applicable explanatory booklets and material announcements relating to the Pension Scheme, which were furnished to the employees of the Oldford Group Companies.

11.2.3	all agreements with any person for the provision of services relating to the Pension Schemes.

11.2.4	all insurance contracts relating to the Pension Schemes.

These documents contain details of all material benefits payable under the Pension Scheme.

11.3	Section 11.3 of the Disclosure Letter contains details of the rate at which contributions to the Pension Schemes are paid, the basis on which they are calculated and whether they are paid in advance or in arrears.

11.4	Except as reserved in the Accounts and in Section 11.4 of the Disclosure Letter, all amounts due to the Pension Schemes have been paid, and no Oldford Group Company has any unfunded Liability in respect of a Pension Scheme.

11.5	All death and disability benefits provided to any Employee pursuant to any Contractual Obligation are fully insured by an insurance policy.

11.6	To the Knowledge of Oldford (which, for purposes of this clause 11.6 and clauses 11.7 and 11.9 below, shall include Oldford’s knowledge after making reasonable inquiry of the trustees, or, if none, the provider of each Pension Scheme), (a) since January 1, 2013, nothing has happened which would, to a material extent, affect the level of funding of the Pension Schemes, (b) no assets have been withdrawn from any Pension Scheme (except to pay benefits), and (c) there is no dispute about the benefits payable under any Pension Scheme and there is no matter, event or circumstance which might reasonably likely give rise to any such dispute.

11.7	No Oldford Group Company nor, to the Knowledge of Oldford, the trustees of the Pension Schemes, have discriminated against, or in relation to, any Employee in providing retirement, death, disability or life assurance benefits on grounds of age, sex, disability, marital status, hours of work, fixed-term or temporary agency worker status, sexual orientation, religion or belief.

11.8	No Pension Scheme is a defined benefit pension scheme.

11.9	To the Knowledge of Oldford, the Pension Schemes have been operated in accordance with applicable Law in all material respects, and no Pension Scheme has received any written claim or written notice alleging that it has not complied with such applicable Law in all material respects.

12.	PROPERTY

12.1	No Oldford Group Company owns any real property or has a freehold interest in and to any real property except as set forth in Section 12.1 of the Disclosure Letter (the “Owned Real Property”). Except as set forth in Section 12.1 of the Disclosure Letter, the Owned Real Property is held free and clear of Encumbrances other than Permitted Encumbrances.

12.2	Section 12.2 of the Disclosure Letter describes each leasehold interest in real property leased, subleased, licenced by or with respect to which a right to use or occupy has been granted to or by any Oldford Group Company as of the date of this Deed (the “Leased Real Property” and, together with the Owned Real Property, the “Oldford Real Property”), and specifies the lessor(s) of such Leased Real Property, and identifies each lease or other Contractual Obligation under which such Leased Real Property is leased, used or occupied by an Oldford Group Company (the “Real Property Leases”), or in relation to which any Oldford Group Company has an interest or Liability (actual or contingent), including as guarantor.

12.3	To the Knowledge of Oldford and except as set forth in Section 12.3 of the Disclosure Letter, each Oldford Group Company that is a party to a Real Property Lease has complied, in all material respects, with the terms and conditions of such Real Property Lease.

12.4	Except as set forth in Section 12.4 of the Disclosure Letter or as otherwise specifically permitted in Schedule 4 (including if consented to by Buyer pursuant to the terms of Schedule 4)there are no written or, to the Knowledge of Oldford, oral subleases, licences, concessions, occupancy agreements or other Contractual Obligations granting to any other person the right of use or occupancy of the Oldford Real Property, and there is no person (other than an Oldford Group Company and/or any lessee(s) of the Oldford Real Property specifically identified in Section 12.2 of the Disclosure Letter) in possession of the Leased Real Property.

12.5	Contained in the Data Room are true, correct and complete copies of all the Real Property Leases and ownership documents with respect to the Owned Real Property, including all material documentation related thereto. Except as set forth in Section 12.5 of the Disclosure Letter, no Consents are required to be obtained with respect to Oldford Real Property (including under the Real Property Leases) in connection with the Contemplated Transactions, including from the landlord(s) thereunder.

12.6	All Permits necessary in connection with the present use and operation of, the Oldford Real Property and the lawful occupancy thereof, and that the lack of which is likely to have a material impact on the Business, have been issued by the appropriate Relevant Authorities. The Contemplated Transactions shall not, in and of themselves, result in any such Permit ceasing to be in full force and effect.

12.7	To the Knowledge of Oldford, except as set forth in Section 12.7 of the Disclosure Letter, no Oldford Group Company:

12.7.1	is in violation of any material Legal Requirement relating to the Oldford Real Property, including zoning restrictions and ordinances, building, life, access, safety, health and fire codes and ordinances affecting the Oldford Real Property;

12.7.2	has received notice of any eminent domain, condemnation or similar Action pending or, to the Knowledge of Oldford, threatened, or any Order relating thereto;

12.7.3	has received notice of any Taxes or assessments (other than ordinary real estate Taxes pending and not yet due and payable) against the Oldford Real Property or any contingencies existing under which any assessment for real estate Taxes is reasonably likely to be retroactively filed against the Oldford Real Property.

12.8	No Oldford Real Property is subject to the payment of any outgoings (except the usual rents, rates, utility charges and Taxes) in an aggregate amount exceeding $100,000 per annum.

13.	EHS MATTERS

13.1	Each Oldford Group Company has complied, and is in compliance with, all EHS Laws and EHS Permits, except where such non-compliance would not have a Material Adverse Effect.

14.	TAX

14.1	General

14.1.1	Except as set forth in Section 14.1.1 of the Disclosure Letter, all Tax Returns for material Taxes and any other necessary information which have, or should have, been submitted by the Oldford Group Companies to a Tax Authority for the purposes of Taxation have been made on a proper basis in accordance with applicable Taxation Statutes, were submitted within applicable time limits and were, at the time of such filing, accurate and complete in all material respects. None of the above is, or is likely to be, the subject of any dispute with any Tax Authority.

14.1.2	Except as set forth in Section 14.1.2 of the Disclosure Letter, all Taxation for which any of the Oldford Group Companies has been, or is, liable to account under applicable Taxation Statutes has been in all material respects duly paid (insofar as such Taxation ought to have been paid) by the due dates and no material penalties, fines, surcharges or interest has been incurred.

14.1.3	Except as set forth in Section 14.1.3 of the Disclosure Letter, the Oldford Group Companies maintain complete and accurate records, invoices and other information in compliance in all material respects with applicable Taxation Statutes that enable the Tax Liabilities of the Oldford Group Companies to be calculated accurately in all material respects.

14.1.4	Except as set forth in Section 14.1.4 of the Disclosure Letter, all Taxation deductible or required to be withheld under any Taxation Statute, has, so far as it is required to be deducted or withheld, been deducted or withheld in all material respects from all payments made (or treated as made) by the Oldford Group Companies and has been duly and timely remitted to the appropriate Tax Authority. All amounts which have been so withheld and which are due to be paid to the relevant Tax Authority have been so paid.

14.1.5	Except as set out in Section 14.1.5 of the Disclosure Letter, none of the Oldford Group Companies has entered into a material concession, agreement, arrangement, waiver or extension with a Tax Authority which is in effect as of the date of this Deed.

14.1.6	Except as set out in Section 14.1.6 of the Disclosure Letter, there are no material instances in which Oldford Group Companies are liable to make to any person (including any Tax Authority) any payment in respect of any Liability to Taxation which is primarily or directly chargeable against, or attributable to, any other person (other than an Oldford Group Company).

14.1.7	The Accounts make sufficient provision or reserve in all material respects in accordance with generally accepted accounting principles for all Taxation for which the relevant Oldford Group Company is accountable at that date. Proper provision in all material respects has been made and shown in the Accounts for deferred taxation in accordance with generally accepted accounting principles.

14.1.8	Except as set out in Section 14.1.8 of the Disclosure Schedule: (i) there are no Actions pending against any Oldford Group Company in respect of Taxes; (ii) there are no matters under audit or appeal with any Tax Authority relating to Taxes; and (iii) to the Knowledge of Oldford, there are no Actions threatened against any Oldford Group Company in respect of Taxes and no event has occurred and no circumstances exist that might give rise to the foregoing.

14.1.9	None of the Oldford Group Companies: (i) is a party to any Tax allocation or sharing agreement; or (ii) except as set out in Section 14.1.6 of the Disclosure Letter, is or can become, after the Completion Date, liable for Taxes of another entity for taxable periods of the said entity beginning before or on the Completion Date, whether as an indemnitor or as a result of having acquired, or being considered to have acquired, property from a non-arm’s length person for a consideration the value of which is less than the fair market value of said property.

14.2	Capital losses

Details of all material capital losses available for use by the Oldford Group Companies as of the date of this Deed without any material restrictions are set out in Section 14.2 of the Disclosure Letter.

14.3	Depreciation reliefs

None of the Oldford Group Companies has owned at the Accounts Date any material asset which, if disposed of at the date of this Deed for consideration equal to its net book value as included in the Accounts, would give rise to any material clawback or material disallowance of depreciation relief actually claimed and received by such Oldford Group Company.

14.4	Distributions and other payments

Except as set forth in Section 14.4 of the Disclosure Letter, no distribution has been made by any Oldford Group Company, except dividends shown in its Accounts and no Oldford Group Company is bound to make any such distribution, other as contemplated in Schedule 4, paragraph 2.2.1(a).

14.5	Loans and derivatives

Substantially all financing costs, including interest, discounts and premiums payable by the Oldford Group Companies in respect of any of their material loans and amounts payable by the Oldford Group Companies in respect of any derivatives contracts regarding which such Oldford Group Company has actually claimed a Tax deduction, are deductible in all material respects by the Oldford Group Companies in computing their profits, gains or losses for Taxation purposes.

14.6	Tax Groups and Fiscal Unities

14.6.1	Section 14.6.1 of the Disclosure Letter contains full particulars of:

(a)	all groups and consolidated groups for Taxation purposes and fiscal unities of which the Oldford Group Companies are, or have been, a member within the last three years preceding the date of this Deed;

(b)	every agreement relating to the use of Group Relief or allowance to which the Oldford Group Companies are, or have been, a party within the last three years preceding the date of this Deed; and

(c)	any material arrangements for the payment of group Tax Liabilities to which the Oldford Group Companies have ever been party.

14.6.2	All claims made by the Oldford Group Companies for Group Relief or allowance were valid in all material respects when made and have been allowed by way of relief from or allowance or credit against Taxation. All substantial arrangements entered into by the Oldford Group Companies in relation to groups and consolidated groups for Taxation purposes and fiscal unities were valid in all material respects when made. The Oldford Group Companies have met all material procedural and other requirements of all Taxation Statutes in respect of such claims, unities or groups.

14.6.3	Neither the execution nor Completion of this Deed, nor any other event occurring since the Accounts Date is likely to result in the clawback or disallowance of any Group Relief or allowance previously given, in a manner which is likely to have a Material Adverse Effect.

14.7	Intangible Assets and Intellectual Property

Section 14.7 of the Disclosure Letter sets out the amount of expenditure as of the date of this Deed on each of the intangible fixed assets (including goodwill and Intellectual Property) of the Oldford Group Companies and provides the basis on which any deduction or allowance relating to that expenditure has been taken into account in the Tax Returns or, in relation to an expenditure incurred since the Accounts Date, will be available to the Oldford Group Companies. No circumstances have arisen since the Accounts Date by reason of which that basis might change.

14.8	Company residence and overseas interests

14.8.1	Except as set forth in Section 14.8.1 of the Disclosure Letter, no Oldford Group Company has or has had in the past seven years preceding the date of this Deed, a permanent establishment or a taxable presence outside of its jurisdiction of organization or incorporation.

14.8.2	Except as set forth in Section 14.8.2 of the Disclosure Letter, the Oldford Group Companies have, throughout the past seven years preceding the date of this Deed, only been resident in their jurisdiction of incorporation for Taxation purposes and have not, at any time in the past seven years preceding the date of this Deed, been treated as resident in any other jurisdiction for the purposes of any double Taxation arrangements.

14.8.3	Except as set forth in Section 14.8.3 of the Disclosure Letter, the Oldford Group Companies have not received any written claim in the past seven years preceding the date of this Deed that any of the Oldford Group Companies has or has had a permanent establishment or a taxable presence outside of its jurisdiction of incorporation.

14.8.4	Except as set forth in Section 14.8.4 of the Disclosure Letter, no request to file a Tax Return has ever been made by a Tax Authority in a jurisdiction in which any Oldford Group Company does not file such a Tax Return.

14.9	Transfer pricing

14.9.1	Section 14.9.1 of the Disclosure Letter sets out the transfer pricing studies commissioned by the Oldford Group Companies with respect to transactions or arrangements between Oldford Group Companies (“Transfer Pricing Studies”) for the past seven years preceding the date of this Deed. The Transfer Pricing Studies have been prepared in good faith on behalf of the Oldford Group Companies, and fairly reflect the good faith views of the relevant Oldford Group Company of the functions carried out by such Oldford Group Company during the periods to which they relate.

14.9.2	All transactions or arrangements made by the Oldford Group Companies have been made on arm’s length terms and the processes by which prices and terms have been determined have been sufficiently documented insofar as required under Taxation Statutes applicable to such Oldford Group Companies relating to transfer pricing. Except as set forth in Section 14.9.2 of the Disclosure Letter, no written notice, enquiry or adjustment has been made by any Tax Authority in connection with any such transactions or arrangements.

14.10	Anti-Avoidance

None of the Oldford Group Companies has been involved in any transaction or series of transactions one of the main purposes of which was the avoidance of Taxation.

14.11	Indirect Taxes

14.11.1	Section 14.11.1 of the Disclosure Letter sets forth the Indirect Tax Registrations of the Oldford Group Companies, the status of each for purposes of Indirect Tax (including as regards crediting or allowance for Indirect Tax paid or suffered thereby).

14.11.2	Section 14.11.2 of the Disclosure Letter sets out the prescribed Indirect Tax accounting periods of the Oldford Group Companies.

14.11.3	Section 14.11.3 of the Disclosure letter sets forth the Oldford Group Companies which are or have been, in the period of three years ending with the Completion Date, a member of a group for the purposes of Indirect Tax.

14.11.4	Except as set out in Schedule 14.11.4 of the Disclosure Letter, none of the Oldford Group Companies have been denied full credit or allowance for any Indirect Tax paid or suffered by it.

14.11.5	For the purpose of this provision, an “Indirect Tax” is a Tax, such as a sales Tax or value-added Tax that is levied on goods or services rather than on persons.

14.12	Stamp Duties and Transfer Taxes

14.12.1	Any document that is necessary in proving the title of the Oldford Group Companies to any asset which is owned by an Oldford Group Company is duly stamped for stamp duty purposes or has had the transfer or registration Tax due in respect of it paid.

14.12.2	Neither entering into this Deed nor Completion will result in the withdrawal of any stamp duty or transfer or registration Tax relief granted on or before Completion which will affect any of the Oldford Group Companies.

15.	AGREEMENTS

15.1	Types of agreements

Except as set forth in Section 15.1 of the Disclosure Letter or as otherwise specifically permitted in Schedule 4 (including if consented to by Buyer pursuant to the terms of Schedule 4), no Oldford Group Company is bound by or a party to:

15.1.1	any Contractual Obligation (or group of related Contractual Obligations) for the purchase or sale of supplies, goods, products, equipment or other personal property, or for the furnishing or receipt of services, in each case, the performance of which provides for either annual payments to or by an Oldford Group Company in excess of $1,000,000, or aggregate payments during the term of the Contractual Obligation in excess of $2,000,000;

15.1.2	(a) any capital lease or (b) any other lease or other Contractual Obligation relating to any Asset providing for annual rental payments (excluding ancillary costs and expenses such as maintenance fees and/or utility bills) in excess of $250,000, or such aggregate rental payments during the remaining term of the Contractual Obligation in excess of $750,000, under which any Asset is held or used by an Oldford Group Company;

15.1.3	any Contractual Obligation that was entered into during the five year period preceding the date of this Deed and relating to the acquisition or disposition of any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) for an amount exceeding $5,000,000;

15.1.4	any Contractual Obligation under which such Oldford Group Company is, or may become, obligated to pay any amount in respect of indemnification obligations, purchase price adjustment, contingent consideration or otherwise in connection with any (a) acquisition or disposition of assets or securities, (b) merger, consolidation or other business combination or (c) series or group of related transactions or events of the type specified in the immediately preceding clauses (a) and (b), in each case where the amount that may be received by such Oldford Group Company, or that may cause such Oldford Group Company to incur a Liability, exceeds $3,000,000;

15.1.5	any Contractual Obligation concerning or consisting of a Joint Venture;

15.1.6

any Contractual Obligation (or group of related Contractual Obligations) (a) under which such Oldford Group Company has created, incurred, assumed any Liability or provided any Guarantee in excess of $1,000,000, or (b) under which such

Oldford Group Company has permitted any Asset which has a book value exceeding $500,000 to become subject to an Encumbrance other than Permitted Encumbrances;

15.1.7	any Contractual Obligation under which any other person has Guaranteed any Liability of such Oldford Group Company in an amount greater than $1,000,000;

15.1.8	any Contractual Obligation to purchase goods or services from a given person or persons or purchase a minimum amount of goods or services, in either case on an exclusive basis, in an amount exceeding $1,000,000 per item or $5,000,000 in the aggregate, from a given person or persons that cannot be terminated with three months’ prior notice without any Liability to such Oldford Group Company;

15.1.9	any Contractual Obligation with a Brand Ambassador;

15.1.10	any Contractual Obligation or Order involving any obligation on the part of such Oldford Group Company to refrain from competing with any person, from soliciting any employees, independent contractors or customers of any person or from conducting any other lawful commercial activity or any such Contractual Obligation for the Oldford Group Companies benefit from any other person(s), to the extent that any such obligation precludes such Oldford Group Company from conducting the Business as it is presently being conducted as of the date of this Deed;

15.1.11	any Contractual Obligation under which such Oldford Group Company has advanced or loaned an amount to any of its Affiliates or Employees or Consultants (other than travel allowances or reimbursement of other out of pocket expenses in the Ordinary Course of Business) in excess of $25,000 individually or $200,000 in the aggregate;

15.1.12	any settlement, stipulation, conciliation, Order or similar Contractual Obligation imposing an obligation on such Oldford Group Company after the date of this Deed in an amount exceeding $1,000,000;

15.1.13	any Contractual Obligation that limits the ability of an Oldford Group Company to incur any Debt or to Guarantee any Debt or other obligation of any person, or that limits the amount of any Debt that an Oldford Group Company may incur or Guarantee, or prohibits it from granting any Encumbrance other than Permitted Encumbrances on any Asset to secure any Debt incurred or Guaranteed; or

15.1.14	any Contractual Obligation not otherwise disclosed in Section 15,1 of the Disclosure Letter and pursuant to which such Oldford Group Company has an aggregate future Liability to any person in excess of $10,000,000, or entered into other than on arms-length terms.

The Contractual Obligations required to be listed in Section 15.1 of the Disclosure Letter and those referenced in (a) through (g) below, are each referred to herein as a “Material Contract” and are collectively referred to as the “Material Contracts”:

(a)	any Insurance Policy with an annual premium exceeding $100,000 or which insurance coverage exceeds $1,000,000;

(b)	all Contractual Obligations constituting Debt of any Oldford Group Company in an amount exceeding $500,000, that is not being paid, satisfied and discharged in full at Completion;

(c)	all employment agreements with Material Employees and Consultants whose annual cash compensation, or expected annual cash compensation, is greater than $250,000;

(d)	the Resorts Agreement;

(e)	any Company Licenced Intellectual Property, other than limited, non-exclusive, royalty-free licenses of Trademarks granted in the Ordinary Course of Business that are incidental to promotional, marketing, informational or advertising activities;

(f)	the Real Property Leases with rental fees exceeding $250,000 per annum; and

(g)	all Related Party Agreements.

Contained in the Data Room are true, accurate and complete copies of each Material Contract (or to the extent no such copy exists, an accurate summary containing the material terms thereof), other than Material Contracts the Oldford Group Companies are permitted to enter into in accordance with Schedule 4 (including if consented to by Buyer pursuant to the terms of Schedule 4).

15.2	Enforceability

Each Material Contract is Enforceable against the applicable Oldford Group Company and, to the Knowledge of Oldford, each other person to such Contractual Obligation, and is in full force and effect. Except as set forth in Section 15.2 of the Disclosure Letter, the Completion of the Contemplated Transactions shall not, by itself, render any Material Contract un-Enforceable or not in full force and effect on identical terms following the Completion, in each case without any additional Liability to the applicable Oldford Group Company.

15.3	No breach

15.3.1	Except as set forth in Section 15.3.1 of the Disclosure Letter no Oldford Group Company, nor, to the Knowledge of Oldford, any party to any Material Contract is in material breach or violation of, or default under, or has repudiated any provision of, any Material Contract, nor to the Knowledge of Oldford, has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a material breach or violation of, or default under, any Material Contract.

15.3.2	Except as set forth in Section 15.3.2 of the Disclosure Letter, no Oldford Group Company has received any written notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof from any party to a Material Contract nor, to the Knowledge of Oldford, are there any circumstances or written communications which would lead to any of the foregoing.

15.4	Competition/antitrust

15.4.1	Since January 1, 2009 through the date of this Deed, no Oldford Group Company has received a notice from any Relevant Authority relating to competition and/or merger control Laws in any jurisdiction in which it operates.

15.4.2	For the purposes of determining the application of Part IX of the Competition Act (Canada), Oldford, together with its Affiliates (as defined in the Competition Act (Canada)), do not have assets in Canada with an aggregate book value that exceeds C$250 million, or aggregate annual gross revenues from sales in, from or into Canada that exceed C$350 million, in each case determined as required under the Competition Act (Canada) and the applicable regulations thereunder.

16.	TERMS OF TRADE AND BUSINESS

16.1	Section 16.1 of the Disclosure Letter sets forth a list of the 10 largest suppliers or vendors of the Oldford Group Companies (measured by the aggregate amount purchased by the Oldford Group Companies) for the 12 month period ended December 31, 2013 (each, a “Substantial Supplier”).

16.2	Section 16.2 of the Disclosure Letter sets forth a list of the 25 highest gross revenue generating jurisdictions where the Oldford Group Companies operate as of the Accounts Date, and such list also sets forth, as of the Accounts Date, the gross revenue derived from each such jurisdiction.

16.3	To the Knowledge of Oldford, during the 12 month period ending on the date of this Deed, no Substantial Supplier has:

16.3.1	stopped, or indicated in writing an intention to stop, doing business with any Oldford Group Company; or

16.3.2	reduced, or indicated in writing an intention to reduce, substantially its business with any Oldford Group Company.

17.	EFFECT OF SALE

17.1	Except as set forth in Section 17.1 of the Disclosure Letter, the execution and delivery of, and the performance by Oldford of its obligations under, each Transaction Document and each document to be delivered by Oldford at Completion will not (a) conflict with or violate any Legal Requirement; (b) conflict with, or result in a breach of or default under the Organisational Documents of any Oldford Group Company; or (c) result in a breach of, or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of any Material Contract.

17.2	Except as set forth in Section 17.2 of the Disclosure Letter and as set out in Schedule 3, no Consent or other action by, or in respect of, or notice or filing with, any Relevant Authority (including under any Gaming Laws) or other person is required for, or in connection with, the valid and lawful:

17.2.1	execution, delivery and performance by Oldford of the Transaction Documents to which it is a party;

17.2.2	consummation of the Contemplated Transactions; or

17.2.3	transfer of any Material Contract as a result of a change in Oldford’s ownership.

18.	ARRANGEMENTS BETWEEN THE OLDFORD GROUP COMPANIES AND AFFILIATES

18.1	Except for the matters disclosed in Section 18.1 of the Disclosure Letter, no Warranting Seller or, to the Knowledge of Oldford, any Affiliate of any Warranting Seller is, directly or indirectly, an officer, director, employee, consultant, competitor, creditor, debtor, customer, distributor, supplier or vendor of, or is a party to any Contractual Obligation with, any Oldford Group Company.

18.2	Except as set forth in Section 18.2 of the Disclosure Letter, no Warranting Seller or any Affiliate of any Warranting Seller owns or has any ownership interest in any Asset used in the Business.

18.3	Except as set forth in Section 18.3 of the Disclosure Letter, no officer, director, fellow or Material Employee of any Oldford Group Company or, to the Knowledge of Oldford, any of their Affiliates is a creditor, debtor, distributor, supplier or vendor to any Oldford Group Company.

The Contractual Obligations required to be listed in any of Sections 18.1, 18.2 or 18.3 of the Disclosure Letter are referred to as the “Related Party Agreements”.

19.	BANK ACCOUNTS AND BORROWINGS

19.1	Bank accounts

Full details in all material respects of all bank accounts maintained by each Oldford Group Company as of the date of this Deed are contained in Section 19.1 of the Disclosure Letter. These details include in each case:

19.1.1	the name and address of the financial institution with which the account is kept and the number or identifying codes and nature of the account;

19.1.2	the names of all persons authorised to draw on any such account.

20.	LITIGATION

20.1	No Actions

20.1.1	Except as set forth in Section 20.1.1 of the Disclosure Letter, there is no Action to which any Oldford Group Company is a party (either as plaintiff, defendant, or respondent) or to which its Assets are subject pending or, to the Knowledge of Oldford, threatened, in each case where the amount claimed exceeds $2,000,000.

20.1.2	Except as set forth in Section 20.1.2 of the Disclosure Letter, there is no Action to which any Oldford Group Company is a party (either as plaintiff, defendant, or respondent) or to which its Assets are subject pending or, to the Knowledge of Oldford, threatened, which:

(a)	in any manner challenges or seeks the rescission of, or seeks to prevent, enjoin, alter or delay the consummation of, or otherwise relates to, any Transaction Document or the Contemplated Transactions;

(b)	seeks to enjoin, prohibit or otherwise preclude any Oldford Group Company from operating in any jurisdiction; or

(c)	may result in any change in the current equity ownership of Oldford.

20.2	No Orders

20.2.1	Except as set forth in Section 20.2.2 of the Disclosure Letter, there is no Order against any Oldford Group Company which remains unsatisfied or outstanding.

20.2.2	There is no Order outstanding against any Oldford Group Company that would reasonably be expected to adversely affect the ability of the Warranting Sellers, the Sellers’ Representative and/or Oldford from performing their respective obligations under any Transaction Document or to consummate the Contemplated Transactions.

20.2.3	Except as set forth in Section 20.2.3 of the Disclosure Letter, no Order:

(a)	restrains, prohibits or otherwise precludes any Oldford Group Company from taking any action or participating in any business; or

(b)	freezes any of the Assets of any Oldford Group Company.

21.	COMPLIANCE WITH LAWS

21.1	Compliance by Oldford Group Companies

21.1.1	Except as set forth in Section 21.1.1 of the Disclosure Letter, each Oldford Group Company is in compliance with, and has complied, in all material respects, with Legal Requirements applicable to it.

21.1.2	Each Oldford Group Company listed in Section 21.1.2 of the Disclosure Letter has a valid Gaming Approval from the applicable Gaming Authority listed opposite its name in Section 21.1.2 of the Disclosure Letter, which allows it to carry on gaming activity in accordance with the terms of such Gaming Approval.

21.2	No investigations and enquiries

To the Knowledge of Oldford, except as set forth in Section 21.2 of the Disclosure Letter, there is no investigation, inquiry or review by, or on behalf of, any Relevant Authority in respect of any Oldford Group Company, Joint Venture or any of their respective businesses, assets, products or services pending, in existence or that has not been fully and finally resolved.

21.3	Unlawful payments

21.3.1	No Oldford Group Company, any Affiliate of an Oldford Group Company or any person for whose acts or defaults any Oldford Group Company may be vicariously or otherwise liable has:

(a)	made or received any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any person (public or private), regardless of form, whether in money, property or services (i) to obtain favourable treatment in securing business, (ii) to pay for favourable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained or (iv) for any illegal purpose;

(b)	except as set forth in Section 21.3.1(b) of the Disclosure Letter, made (directly or indirectly) any contribution to a political activity that violates any Legal Requirement; or

(c)	engaged in any activity or made or received a payment which is prohibited pursuant to all applicable Laws dealing with bribery and corruption, including the UK Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act of 1977.

21.3.2	No Warranting Seller or any Oldford Group Company has been involved in any of the following matters:

(a)	the disbursement or receipt of funds of the Oldford Group Companies outside the normal system of accountability;

(b)	the intentionally improper or inaccurate recording of payments and receipts on the books of an Oldford Group Company;

(c)	any other matters of a similar nature involving unlawful disbursements of assets of the Oldford Group Companies; or

(d)	the disbursement of funds, directly or indirectly, to any Sanctioned Person,

21.4	Permits

21.4.1	Except as set forth in Section 21.4.1 of the Disclosure Letter, with respect to the jurisdictions listed in Section 21.1.2 of the Disclosure Letter, to the Knowledge of Oldford, no Permit is required for any Oldford Group Company or Joint Venture to operate or conduct its business (excluding Permits that are not material to the operation or conduct of such business).

21.4.2	Section 21.4.2 of the Disclosure Letter describes each material Permit that is held by any Oldford Group Company as of the date of this Deed, which is required to conduct the Business in the Ordinary Course of Business, together with the Relevant Authority or other person responsible for issuing such Permit, except for routine occupancy certificates related to the Oldford Real Property; it being understood that a Gaming Approval is a material Permit.

21.4.3	Section 21.4.3 sets forth a list of all Gaming Approvals held by, granted to or currently applied for by each Oldford Group Company and each of their respective officers, directors and key Employees, together with the jurisdiction, type of Permit (as applicable) and the Relevant Authority or other person responsible for issuing such Gaming Approval.

21.4.4	Except as set forth in Section 21.4.4 of the Disclosure Letter:

(a)	to the Knowledge of Oldford, the Gaming Approvals held by each Oldford Group Company and Joint Venture are valid and in full force and effect;

(b)	no Oldford Group Company or Joint Venture is in breach or violation in any material respect of, or default under, any material Permit or Gaming Approval held by it, and, to the Knowledge of Oldford, no basis exists which, with notice or lapse of time, or both, would constitute any such breach, violation or default;

(c)	there is no Action and, to the Knowledge of Oldford, there is no investigation pending or threatened that is reasonably likely to result in the termination, revocation or suspension of any Gaming Approval currently held by an Oldford Group Company or the imposition of any fine, penalty or other sanctions for violation of any Gaming Laws relating to any Gaming Approval.

21.4.5	To the Knowledge of Oldford, except as set forth in Section 21.4.5 of the Disclosure Letter, none of the Oldford Group Companies, any of their respective officers, directors or Employees nor any Warranting Seller has been denied a Gaming Approval in any jurisdiction (it being clarified that a suspension of the review of an application for a Gaming Approval shall not be deemed as a denial of a Gaming Approval), withdrawn an application for a Gaming Approval in any jurisdiction or, with respect to a Gaming Approval then held by an Oldford Group Company or any Warranting Seller, had any such Gaming Approval suspended, withdrawn, revoked or limited in any manner.

21.5	Additional compliance Warranties

21.5.1	Except as set forth in Section 21.5.1 of the Disclosure Letter, all player deposits and player Liabilities in relation to cash balances of such players’ online accounts which are held or owed by any Oldford Group Company, are retained in segregated accounts at internationally recognised financial institutions. No player deposits or player Liabilities are commingled with any Oldford Group Company’s general operating funds or other Cash.

21.5.2	To the Knowledge of Oldford, no person who has been formally and irrevocably found unsuitable by a Gaming Authority:

(a)	holds a direct, indirect or beneficial interest in Oldford or any of its Affiliates;

(b)	serves as a director, officer, manager, Employee or agent of Oldford, any subsidiary of Oldford or any of Oldford’s Affiliates; or

(c)	has the power or authority to act on behalf of Oldford, any subsidiary of Oldford or any of Oldford’s Affiliates in a representative capacity.

21.5.3	The Warranting Sellers and the Oldford Group Companies, and, to the Knowledge of Oldford, all parties to the Oldford Stipulation, are in compliance with the Oldford Stipulation, and have performed all of their respective obligations under the Oldford Stipulation, including having paid all amounts due under the Oldford Stipulation on a timely basis. Other than the payment of the Oldford Stipulation Amount, neither the Warranting Sellers nor any Oldford Group Company is required to make any payments under the Oldford Stipulation.

21.5.4	Except as set forth in Section 21.5.4 of the Disclosure Letter, other than with respect to Dormant Entities, no Insolvency Event has occurred with respect to (a) any Warranting Seller or any Oldford Group Company; or (b) any Joint Venture or partnership in which any Warranting Seller or any Oldford Group Company was a general partner at or within two years before the date of this Deed.

21.5.5	Except as set forth in Section 21.5.5 of the Disclosure Letter, no Oldford Group Company (a) has been convicted in a criminal Action since January 1, 2009; (b) has not been a named defendant in a pending criminal Action since January 1, 2009; and (c) to the Knowledge of Oldford, is the target of a pending criminal Action or investigation.

21.5.6	[INTENTIONALLY DELETED].

21.5.7	No Oldford Group Company has been found by a Relevant Authority in a civil action or by the UK Financial Policy Committee or the United States Securities and Exchange Commission to have violated any securities Law, which judgment in such civil action or finding by such Relevant Authority has not been subsequently reversed, suspended or vacated.

21.5.8	No Oldford Group Company is any of the following (each such person, a “Sanctioned Person”): (a) a person with which Buyer is prohibited from dealing or otherwise engaging in any transaction by any Legal Requirements relating to terrorism, national security, embargoes or similar sanctions; (b) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 or the regulations promulgated or administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”); (c) a person that is named, or a person that is owned or controlled by, or acting for or on the behalf of, any person that is named, on the most current list of “Specially Designated Nationals and Blocked Persons” published by OFAC, or (d) a person publicly identified as prohibited from doing business with the United States of America under the International Emergency Economic Powers Act, the Trading with the Enemy Act (50 U.S.C. § 1 et seq., as amended) or any other relevant Law.

22.	DISCLOSURE

22.1	Disclosure Documents

Oldford has used its best endeavours to file the Disclosure Documents in the section of the Data Room to which Oldford believed in good faith they most clearly relate, and has acted in good faith in organising and scheduling the contents of the Data Room. The Warranty set out in this section 22.1, shall not derogate from the provisions of clause 7.2.

PART 2 WARRANTIES OF THE WARRANTING SELLERS

In order to induce Buyer to enter into and perform its obligations under this Deed and to consummate the Contemplated Transactions, each Warranting Seller hereby warrants, solely with respect to itself, himself or herself, as follows on the date of this Deed and on the Completion Date unless otherwise specifically set forth herein:

2.1	To the extent such Warranting Seller is not an individual, it is a legal entity duly organised, validly existing and in good standing in the jurisdiction in which it was organised or incorporated.

2.2	Such Warranting Seller has the right, power and authority, and has taken all action necessary, to execute, deliver and exercise its or his rights and perform its or his obligations under this Deed and each other Transaction Document to be delivered by such Warranting Seller. No further authorisation on the part of such Warranting Seller is necessary to authorise the execution and delivery of this Deed or the consummation of the Contemplated Transactions.

2.3	[Reserved].

2.4	[Reserved].

2.5	The obligations of such Warranting Seller under each Transaction Document to which it is a party constitute, and the obligations of such Warranting Seller under each document to be delivered by such Warranting Seller at Completion will, when delivered, constitute binding obligations of such Warranting Seller and be Enforceable against such Warranting Seller in accordance with their respective terms.

2.6	[Reserved].

2.7	[Reserved].

2.8	There is no Action or Order of which such Warranting Seller is subject that in any manner challenges or seeks the rescission of, or seeks to prevent, enjoin, alter or delay the consummation of, or otherwise relates to, any Transaction Document or the Contemplated Transactions.

2.9	Such Warranting Seller (a) has not been convicted in a criminal Action (excluding traffic violations and other minor offenses) since January 1, 2009; (b) has not been a named defendant in a pending criminal Action within the last five years preceding the date of this Deed; and (c) is not aware that such Warranting Seller is the target of a pending criminal Action or investigation.

2.10	[INTENTIONALLY DELETED].

2.11	Except for Houlihan Lokey (the fees of which are being paid by the Participating Equityholders), no Warranting Seller is aware of any person who is entitled to receive a finder’s fee, success fee, investment banking fee, brokerage or other commission from any Oldford Group Company in connection with, or as a result of, the Contemplated Transactions or any Transaction Document.

PART 3 WARRANTIES OF BUYER AND BUYER PARENT

In order to induce Oldford and the Warranting Sellers to enter into and perform their obligations under this Deed and to consummate the Contemplated Transactions, Buyer and Buyer Parent hereby warrant as follows on the date hereof and on the Completion Date.

3.1	Buyer is a limited liability company incorporated under the laws of the Netherlands, and is duly organised, validly existing and in good standing, and has been in continuous existence since organisation. Buyer Parent is a company incorporated under the laws of Quebec, Canada, and is duly organised, validly existing and in good standing, and has been in continuous existence since organisation.

3.2	Each of Buyer and Buyer Parent has the right, power and authority, and has taken all action necessary, to execute, deliver and exercise its rights and perform its obligations under each Transaction Document and each document to be delivered by Buyer or Buyer Parent, as applicable. No further authorisation on the part of Buyer or Buyer Parent is necessary to authorise the execution and delivery of the Transaction Documents or the consummation of the Contemplated Transactions.

3.3	The obligations of Buyer and Buyer Parent under each Transaction Document to which each of Buyer or Buyer Parent is a party constitute, and the obligations of each of Buyer and Buyer Parent under each document to be delivered by Buyer or Buyer Parent at Completion will, when delivered, constitute, binding obligations of Buyer and Buyer Parent, respectively, and be Enforceable against each of them in accordance with their respective terms.

3.4	The execution and delivery of, and the performance by each of Buyer and Buyer Parent of its obligations under, each Transaction Document and each document to be delivered by Buyer and Buyer Parent at Completion will not:

3.4.1	contravene or conflict with, or result in a breach of, or default under, any provision of its Organisational Documents;

3.4.2	violate any provision of any Legal Requirement applicable to Buyer or Buyer Parent; or

3.4.3	violate, breach or conflict with any Contractual Obligation to which Buyer or Buyer Parent is a party or by which Buyer or Buyer Parent is bound.

3.5	Except as required pursuant to Schedule 3, no waiver, Consent, authorisation, approval or other action by, or in respect of, or filing with, any Relevant Authority (including under any Gaming Laws) is required for, or in connection with, the valid and lawful:

3.5.1	execution, delivery and performance by Buyer and Buyer Parent of the Transaction Documents; or

3.5.2	the consummation of the Contemplated Transactions by Buyer and Buyer Parent.

3.6	Litigation

3.6.1	There is no Action pending or, to Buyer’s or Buyer Parent’s knowledge, threatened against Buyer or Buyer Parent which in any manner challenges or seeks the rescission of, or seeks to prevent, enjoin, alter or delay the consummation of, or otherwise relates to, this Deed or the Contemplated Transactions.

3.6.2	There is no Order outstanding against Buyer or Buyer Parent that would reasonably be expected to materially adversely affect the ability of Buyer or Buyer Parent to perform their respective obligations under any Transaction Document or to consummate the Contemplated Transactions.

3.7	Funding

3.7.1	Buyer has delivered to Oldford complete and correct copies of the executed commitment letters (including the exhibits, annexes and schedules thereto, collectively, the “Commitment Letters”) from the parties thereto pursuant to which such parties have agreed, subject to the terms and conditions thereof, to provide debt or equity financing in the amounts set forth therein in connection with the Contemplated Transactions (the “Financing Commitments”). The financing contemplated pursuant to the Commitment Letters is hereinafter referred to collectively as the “Financing”.

3.7.2	As of the date hereof, there are no agreements, side letters or arrangements, other than the Commitment Letters and any fee letters or other collateral agreements referenced in the Commitment Letters (collectively, the “Fee Letters”; the Commitment Letters and the Fee Letters are collectively referred to as the “Commitment Documents”) to which any of the Buyer or its Affiliates is party relating to any of the Financing Commitments or that could adversely affect the availability of the Financing. Buyer has delivered to Oldford complete and correct copies of the executed Fee Letters, except that the fee amounts, pricing and other economic terms have been redacted.

3.7.3	Except as expressly set forth in the Commitment Documents, as of the date hereof there are no conditions precedent to the respective obligations of the Financing Sources to provide the Financing. Assuming the satisfaction of the conditions set forth in Schedule 3, part 1 and part 2, and subject to the terms and conditions set forth in the Commitment Documents, as at the date hereof, Buyer does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be consummated as contemplated by the Commitment Documents.

3.7.4	The Financing, when funded in accordance with the Commitment Documents, together with the cash and cash equivalents otherwise available to Buyer and its Affiliates, will provide Buyer with cash proceeds (after netting out original issue discount and similar premiums and charges after giving effect to the maximum amount of “flex” (including original issue “discount flex”)) on the Completion Date sufficient for Buyer to (a) pay the Merger Consideration, and (b) pay any fees and expenses of or payable by the Buyer or its Affiliates in connection with the Contemplated Transactions and the Financing on the Completion Date. Following the Completion Date Buyer shall have sufficient funds to meet in full and when due all of its other payment obligations pursuant to this Deed, including pursuant to clause 3.5 (Post-Completion Merger Consideration Adjustment) and clause 3.6 (Deferred Payment).

3.7.5.	As of the date hereof, the Commitment Documents are valid, binding and Enforceable obligations of the Buyer and its Affiliates, as applicable, and, to the Knowledge of Buyer, of each of the other parties thereto. To the Knowledge of Buyer, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Buyer under the terms and conditions of the Commitment Documents. Buyer has paid and will continue to pay in full and when due any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Documents. None of the Commitment Documents has been modified, amended or altered as of the date hereof, and, to the Knowledge of Buyer as of the date hereof, none of the respective commitments under any of the Commitment Documents has been withdrawn or rescinded in any respect.

3.7.6	Notwithstanding anything to the contrary set out herein, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by or to Buyer or any of its Affiliates or any other financing transaction be a Condition to any of Buyer’s obligations hereunder, including consummation of the Merger, Buyer’s obligation to pay the Merger Consideration and the other Contemplated Transactions.

3.8	Brokers

Except for Deutsche Bank and Canaccord Genuity, no person is entitled to receive a finder’s fee, investment banking fee, success fee, brokerage or commission from Buyer, Buyer Parent or any of their Affiliates in connection with any Transaction Document.

3.9	No Reliance

In connection with its decision to enter into this Deed, Buyer acknowledges, understands and agrees that (a) each of Buyer and Buyer Parent is a sophisticated party with such knowledge and experience in business matters (including, specifically, the business in which the Oldford Group Companies are engaged) and that it appreciates the merits and risks of consummating the Contemplated Transactions; (b) it is not relying upon any warranties and information (including, as may have been included in any information memorandum or management presentations, the Data Room, or statements or answers provided by or on behalf of the Oldford, the Warranting Sellers, or otherwise) other than that set forth explicitly in Schedule 6, part 1 and Schedule 6, part 2; (c) it is not relying upon any forward-looking projections, forecasts, budgets, financial data or any other forward-looking information (written or oral) with respect to the Oldford Group Companies and the Business, or prospects prepared by or furnished to it by or on behalf of Oldford (“Forward-Looking Data”); (d) it recognises that significant uncertainties are inherent in the Forward-Looking Data and that Oldford and the Warranting Sellers have not made any warranties, express or implied, relating to the Forward-Looking Data; (e) it takes full responsibility for making its own evaluation as to the adequacy and accuracy of the Forward-Looking Data; and (f) it has conducted a thorough financial, legal, tax and business due diligence review of the Oldford Group Companies before entering into this Deed.

3.10	Competition

For the purposes of determining the application of Part IX of the Competition Act (Canada), Buyer, together with its Affiliates (as defined in the Competition Act (Canada)), does not have assets in Canada with an aggregate book value that exceeds C$150 million, or aggregate annual gross revenues from sales in, from or into Canada that exceed C$50 million, in each case determined as required under the Competition Act (Canada) and the applicable regulations thereunder.

PART 4 WARRANTIES OF MERGER SUB

In order to induce Oldford and the Warranting Sellers to enter into and perform their obligations under this Deed and to consummate the Contemplated Transactions, Buyer and Buyer Parent hereby warrant as follows on the date hereof and on the Completion Date.

4.1	Merger Sub is a company limited by shares incorporated under the laws of the Isle of Man and is duly organised, validly existing and in good standing, and has been in continuous existence since organisation.

4.2

Merger Sub has the right, power and authority, and has taken all action necessary, to execute, deliver and exercise its rights and perform its obligations under each Transaction Document to which it is a party and each other document to be delivered by it. No further authorisation on the part of Merger Sub is necessary to authorise the execution and delivery of the Transaction Documents to which it is a party or the consummation of the Contemplated Transactions.

4.3	The obligations of Merger Sub under each Transaction Document to which it is a party constitute, and the obligations of Merger Sub under each document to be delivered by it at Completion will, when delivered, constitute, binding obligations of Merger Sub and be Enforceable against it in accordance with their respective terms.

4.4	The execution and delivery of, and the performance by Merger Sub of its obligations under, each Transaction Document to which it is a party and each other document to be delivered by it at Completion will not:

4.4.1	contravene or conflict with, or result in a breach of, or default under, any provision of its Organisational Documents;

4.4.2	violate any provision of any Legal Requirement applicable to Merger Sub; or

4.4.3	violate, breach or conflict with any Contractual Obligation to which Merger Sub is a party or by which it is bound.

4.5	Except as required pursuant to Schedule 3, no waiver, Consent, authorisation, approval or other action by, or in respect of, or filing with, any Relevant Authority (including under any Gaming Laws) is required for, or in connection with, the valid and lawful:

4.5.1	execution, delivery and performance by Merger Sub of the Transaction Documents to which it is a party; or

4.5.2	the consummation of the Contemplated Transactions by Merger Sub.

4.6	Litigation

4.6.1	There is no Action pending or, to Merger Sub’s knowledge, threatened against Merger Sub which in any manner challenges or seeks the rescission of, or seeks to prevent, enjoin, alter or delay the consummation of, or otherwise relates to, this Deed or the Contemplated Transactions.

4.6.2	There is no Order outstanding against Merger Sub that would reasonably be expected to materially adversely affect the ability of Merger Sub to perform its obligations under any Transaction Document to which it is a party or to consummate the Contemplated Transactions.

4.8	Brokers

Except for Deutsche Bank and Canaccord Genuity, no person is entitled to receive a finder’s fee, investment banking fee, success fee, brokerage or commission from Merger Sub or any of its Affiliates in connection with any Transaction Document.

4.9	No Reliance

In connection with its decision to enter into this Deed, Merger Sub acknowledges, understands and agrees that (a) Merger Sub is a sophisticated party with such knowledge and experience in business matters (including, specifically, the business in which the Oldford Group Companies are engaged) and that it appreciates the merits and risks of consummating the Contemplated Transactions; (b) it is not relying upon any representations and warranties (including, as may have been included in any information memorandum or management presentations, the Data Room, or statements or answers provided by or on behalf of the

Oldford, the Warranting Sellers, or otherwise) other than that set forth explicitly in Schedule 6, part 1 and Schedule 6, part 2; (c) it is not relying upon any Forward-Looking Data; (d) it recognises that significant uncertainties are inherent in the Forward-Looking Data and that Oldford and the Warranting Sellers have not made any representations or warranties, express or implied, relating to the Forward-Looking Data; (e) it takes full responsibility for making its own evaluation as to the adequacy and accuracy of the Forward-Looking Data; and (f) it has conducted a thorough financial, legal, tax and business due diligence review of the Oldford Group Companies before entering into this Deed.

4.10	Competition

For the purposes of determining the application of Part IX of the Competition Act (Canada), Merger Sub, together with its Affiliates (as defined in the Competition Act (Canada)), does not have assets in Canada with an aggregate book value that exceeds C$150 million, or aggregate annual gross revenues from sales in, from or into Canada that exceed C$50 million, in each case determined as required under the Competition Act (Canada) and the applicable regulations thereunder.

SCHEDULE 7

TAX COVENANTS

1.1 Tax Returns and Payments of Tax.

(a) The Sellers shall file (or cause to be filed) all Tax Returns of the Oldford Group Companies (including Tax Returns for estimated Taxes and other Taxes required to be paid in advance of a final Tax Return for a taxable period) that are required to be filed at any time on or before the Completion Date (taking into account any available extensions) and pay (or cause to be paid) all Taxes due at any time on or before the Completion Date: (i) with respect to those Tax Returns, or (ii) required to be paid without a Tax Return. Oldford shall prepare and file (or cause to be prepared and filed) all of those Tax Returns in accordance with past practices, and Oldford shall not take a position, make an election, adopt a method of accounting or seek a ruling from a Relevant Authority that is or would be inconsistent with positions taken, elections made or methods used in prior periods in connection with those Tax Returns unless otherwise first consented to by Buyer in writing. All of those Tax Returns shall be true, accurate and complete in all material respects when filed and shall be duly and timely filed, and all such Taxes shall be duly and timely paid to the extent they are due prior to Completion.

(b) Buyer shall file (or cause to be filed) all Tax Returns of the Oldford Group Companies that are required to be filed after the Completion Date (taking into account any available extensions) and, subject to clause 1.1(c)(ii) below, pay (or cause to be paid) all Taxes due after the Completion Date with respect to those Tax Returns or otherwise. All Tax Returns for any taxable period beginning on or before the Completion Date and ending after the Completion Date (a “Straddle Period”) shall be prepared in a manner consistent with past practice, except as required by applicable Law or unless otherwise first consented to by Sellers’ Representative in writing. With respect to Tax Returns of the Oldford Group Companies for Straddle Periods that are required to be filed by Buyer under this clause 1.1(b) after the Completion Date, the Warranting Sellers shall, prior to the Completion Date, commence preparing (or shall cause the appropriate Oldford Group Company to commence preparing) those Tax Returns within the time and substantially adhering to the schedule that the Oldford Group Company has historically followed in having those Tax Returns prepared and, after the Completion Date, the Warranting Sellers, in each case, shall cooperate with Buyer in the preparation of all of those Tax Returns and shall promptly provide to Buyer all information reasonably necessary or helpful to prepare and file those Tax Returns (to the extent they hold or have the ability to access any such information). All those Tax Returns shall be true, accurate and complete in all material respects when filed and shall be duly and timely filed, and all those Taxes shall be duly and timely paid.

(c) Straddle Periods. In the case of any Tax of any Oldford Group Company that is imposed with respect to any Straddle Period, Sellers shall be liable for the portion of the Tax that is allocable to the portion of the Straddle Period that ends on or before the Completion Date (the “Pre-Completion Tax Period”), and Buyer shall be liable for the portion of the Tax that is allocable to the portion of the Straddle Period that begins after the Completion Date (the “Post-Completion Tax Period”). The portion of any Tax for any Pre-Completion Tax Period shall be equal to:

(i) in the case of a Tax that is based upon or relates to gross or net income or receipts or imposed in respect of specific transactions, and any credits available with respect to any such Tax, the amount of Tax calculated on an interim closing of the books method as of (and including) the Completion Date (and the parties hereto shall elect to adopt that method if permitted by applicable Law); and

(ii) in the case any other type of Tax (including, for example, a Tax imposed on a periodic basis with respect to the assets of any Oldford Group Company or otherwise measured by the level of any item), the amount of Tax for the entire Straddle Period multiplied by a fraction the numerator of that is the number of days in the Straddle Period ending on the Completion Date and the denominator of which is the number of days in the entire Straddle Period.

(d) To the extent Buyer, on the one hand, or Sellers, on the other hand, are liable under this Deed for a Tax that is required to be paid or remitted by the other party (or Affiliate of that other party) to a Relevant Authority or other person not a party to this Deed, including a Tax that arises out of or relates to a Tax Return that is required to be filed (or caused to be filed) by that other party (or Affiliate of that other party), or a Tax relating to periods ending prior to the Completion Date that are not reflected in the Accounts or the Final Completion Statement, then Buyer, on the one hand, or Seller, on the other hand, shall, subject to the provisions of clause 9 of the Deed, pay to the party that is required to pay or remit the Tax the amount of its Liability for the Tax (without duplication) as determined under this Deed within ten (10) Business Days after receiving a written request for the payment from the other person, which request shall include a calculation of the amount of the other party’s Liability. In all other cases, indemnification payments for Taxes shall be paid within five (5) Business Days after the date the matter to which the indemnity payment relates is settled, compromised or otherwise concluded in accordance with clauses 9.6 and 9.8 of the Deed. For the elimination of doubt and notwithstanding any reference in this schedule to clause 9 with respect to Tax Claims, no part of the Deed (other than clause 9) and no part of the Disclosure Letter or the Disclosure Documents shall operate to limit the liability of the Sellers in respect of Tax under this Schedule 7.

(e) If any Sellers Tax Indemnified Person or Buyer Tax Indemnified Person intends to seek indemnification pursuant to this Schedule 7, that party shall notify the other party in writing of the claim in accordance with the procedure set out in clauses 9.6 and 9.8, which shall apply for this purpose on a mutatis mutandis basis.

1.2 Transfer Taxes. All transfer, documentary, stamp, sales, use, value added, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, interest, additions to Tax and other additional amounts) (“Transfer Taxes”) incurred in connection with this Deed and the Contemplated Transactions shall be allocated 50% to Sellers and 50% to Buyer and paid in accordance with that allocation. The Warranting Sellers and Buyer will cooperate (and cause their Affiliates to cooperate) to timely and duly prepare and file any Tax Returns or other filings relating to Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. This clause 1.2 shall be the only section of this Deed that applies to the allocation of Liability for a Transfer Tax.

1.3 Contests.

(a) Notice. The Sellers’ Representative and Buyer shall promptly notify the other party in writing upon receipt of a written notice of any current, pending or threatened Action that is reasonably likely to affect the Liabilities of the other party for any Tax or is reasonably likely to result in an indemnity payment for any Tax under the Deed (each, a “Tax Claim”), all pursuant to clauses 9.6 and 9.8 of the Deed, which shall apply mutatis mutandis (subject only to clause (b) below) to Tax Claims.

(b) Buyer Control. Buyer shall control all proceedings taken in connection with (A) any Tax Claim relating to Taxes of any Oldford Group Company for a Straddle Period, except to the extent the proceedings affect the amount of Taxes for which Sellers are liable under this Deed, in which case, (x) Buyer shall not settle or otherwise conclude any Tax Claim without prior written consent of Sellers’ Representative (which consent shall not be unreasonably withheld or delayed) and (y) Sellers’ Representative and counsel of their own choosing shall have the right to participate fully in all aspects of the prosecution or defense of the Tax Claim at the sole cost of Seller, and (B) all other Tax Claims not described above.

(c) For the elimination of doubt, and without derogating from the applicability of the provisions of clause 9, Buyer shall not be able to file any Notice of Claim pursuant to this Deed with respect to any Tax Claim (i) unless and until the relevant Oldford Group Company receives a notice of assessment from the relevant Tax Authority setting out a liquidated amount payable by the relevant Oldford Group Company, or (ii) following the Release Date.

1.4 Cooperation on Tax Matters.

(a) Between the Completion Date and the Release Date, the Warranting Sellers and Buyer shall, and shall cause their respective Affiliates to:

(i) furnish or cause to be furnished copies of all Tax Returns and other relevant information, records and documents relating to Taxes in the possession of that person relating to the Oldford Group Companies, or the business or assets of the Oldford Group Companies, as is reasonably necessary for the preparation and filing of any Tax Return or accounts, to respond to any Relevant Authority or for the preparation for, or defense against, any Tax Claim or other disputes regarding any Taxes or Tax Returns of the Oldford Group Companies for Pre-Completion Tax Periods or Straddle Periods or with respect to a Liability for which any party to this Deed or any Affiliate thereof may be liable (including reasonable access to employees, officers, consultants, counsel, auditors and other relevant professionals);

(ii) furnish the other party with copies of all correspondence received from any Relevant Authority in connection with any Tax Claim or information request with respect to any taxable period for which the other party may have a liability under the Deed;

(iii) consult with the other party as to any Tax audits, enquiries or correspondence with any Tax Authority, including providing such other party with the reasonable opportunity to provide comments as to any such proposed correspondence; and

(iv) timely sign and deliver the certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) Transfer Taxes, or to file Tax Returns;

provided, however, that none of the parties or any of their Affiliates shall be required to disclose to the other party or any of its Affiliates, any books, records, Tax Returns, schedules, work papers or other documents or data consisting of, or relating to, any member of any Affiliated Group for Tax purposes, except for a pro forma copy of any Tax Return (or other information) that relates solely to one or more Oldford Group Companies. Buyer and the Warranting Sellers (to the extent that they are under their control as of the Completion Date) agree to retain all books and records with respect to Tax matters pertinent to any Oldford Group Company relating to any taxable period beginning before the Completion Date until the expiration of the applicable statute of limitations (and, to the extent notified by Buyer or the Warranting Seller, any extensions thereof), and to abide by all record retention agreements entered into with any Relevant Authority. Each party agrees not to dispose of any documents without first offering the other party the opportunity at its sole cost and expense to take possession of those documents.

1.5 Additional Tax Covenants.

(a) Powers of Attorney. Powers of attorney with respect to Tax matters granted by or on behalf of the Oldford Group Companies prior to the Completion Date will be terminated as of the Completion Date, except for specific powers of attorney that Buyer identifies in writing to the Sellers’ Representative shall not be terminated.

(b) Tax Benefits and Refunds. Without duplication of any other section of this Deed, any Tax refunds received by an Oldford Group Company, and any amounts credited against Tax to which an Oldford Group Company becomes entitled, that relate to any period prior to Completion (including any Pre-Completion Tax Period) shall be for the account of Seller, except to the extent the refund or credit: (i) is a consequence of a carryback to that period of Losses or other Tax benefits generated in a Post-Completion Tax Period; or (ii) was included in the Confirmed Completion Balance Sheet or otherwise taken into account in determining the Confirmed Completion Date Purchase Price. The Buyer shall procure that the applicable Oldford Group Company shall remit the refund or the amount of the credit to Sellers in the taxable period it is realized, when applicable. If any Tax refund is subsequently disallowed, Sellers shall reimburse such Oldford Group Company for any amount received pursuant to the preceding sentence.

EXECUTION

Signed as a deed on behalf of Oldford Group	)
Limited, a company incorporated in the Isle of	)	(s) Pinhas Schapira

Man, by Pinhas Schapira, being a person who, in	)	By:	Pinhas Schapira
accordance with the laws of that territory, is acting	)	Title:	Director
under the authority of Oldford Group Limited	)
)

[Signature Page to Deed and Scheme of Merger]

EXECUTION

SIGNED as a deed on behalf of Amaya Holdings	)
B.V., a company incorporated in the Netherlands,	)
by Amaya Holdings Coöperatieve U.A., being a	)	(s) Marlon Goldstein

person who, in accordance with the laws of that	)	By:	Marlon Goldstein
territory, is acting under the authority of Amaya	)	Title:	Managing Director A
Holdings B.V.	)

)
)
	)	(s) Dennis Kramer

	)	By:	Dennis Kramer
	)	Title:	Managing Director B

[Signature Page to Deed and Scheme of Merger]

EXECUTION

Signed as a deed on behalf of Amaya Gaming	)
Group Inc., a company incorporated in Quebec,	)	(s) David Baazov

Canada, by David Baazov, being a person who, in	)	By:	David Baazov
accordance with the laws of that territory, is acting	)	Title:	Chief Executive Officer
under the authority of Amaya Gaming Group Inc.	)

[Signature Page to Deed and Scheme of Merger]

EXECUTION

SIGNED as a deed by Igal Mark Scheinberg, as	)
Sellers’ Representative, in the presence of:	)	(s) Igal Mark Scheinberg

	)	By:	Igal Mark Scheinberg
	)	Title:	Authorized Signatory

Signature of Witness:	(s) Karen Patricia White

Name of Witness:	Karen Patricia White

Address of Witness:	[Intentionally Deleted]

Occupation of Witness:	[Intentionally Deleted]

[Signature Page to Deed and Scheme of Merger]

EXECUTION

Signed as a deed on behalf of Titan IOM	)
Mergerco Ltd, a company incorporated in the Isle	)	(s) Richard Vanderplank

of Man, by Richard Vanderplank, being a person	)	By:	Richard Vanderplank
who, in accordance with the laws of that territory,	)	Title:	Director
is acting under the authority of Titan IOM	)
Mergerco Ltd	)

[Signature Page to Deed and Scheme of Merger]

EXECUTION

Signed as a deed on behalf of Paicolex Trust	)
Company (BVI) Limited (as trustee of the Bare	)	(s) Andrew Lugg

Trust dated 28 December 2006 for I.M.	)	By:	Andrew Lugg
Scheinberg (a Warranting Seller)), a company	)	Title:	Director
incorporated in the British Virgin Islands, by	)
Andrew Lugg and Patricia Messmer Scampoli,	)
being persons who, in accordance with the laws	)	(s) Patricia Messmer Scampoli

of that territory, are acting under the authority of	)	By:	Patricia Messmer Scampoli
Paicolex Trust Company (BVI) Limited	)	Title:	Authorized Signatory

[Signature Page to Deed and Scheme of Merger]

EXECUTION

SIGNED as a deed by Igal Mark Scheinberg, (in his	)
capacity as beneficiary under a Bare Trust for I.M.	)	(s) Igal Mark Scheinberg

Scheinberg dated 28 December 2006 and as a	)	By:	Igal Mark Scheinberg
Warranting Seller) in the presence of:	)	Title:	Beneficiary

Signature of Witness:	(s) Karen Patricia White

Name of Witness:	Karen Patricia White

Address of Witness:	[Intentionally Deleted]

Occupation of Witness:	[Intentionally Deleted]

[Signature Page to Deed and Scheme of Merger]

EXECUTION

SIGNED by Pinhas Schapira, (in his capacity as a	)
Warranting Seller) in the presence of:	)	(s) Pinhas Schapira

Signature of Witness:	(s) Harriet Finn

Name of Witness:	Harriet Finn

Address of Witness:	[Intentionally Deleted]

Occupation of Witness:	[Intentionally Deleted]

[Signature Page to Deed and Scheme of Merger]

EXHIBIT A-1

Voting Agreement

[INTENTIONALLY DELETED]

EXHIBIT A-2

Form of Scheme of Merger

SCHEME OF MERGER

(In accordance with Section 153 of the Isle of Man Companies Act 2006)

BETWEEN:

OLDFORD GROUP LIMITED

-and-

TITAN IOM MERGERCO LTD

1.	PRELIMINARY

1.1	This Scheme of Merger has been executed on the date last appearing below and is made between:

1.1.1	Oldford Group Limited (the Target Company); and

1.1.2	Titan IOM Mergerco Ltd (the Merging Company and, together with the Target Company, the Constituent Companies).

1.2	The Target Company is a company that was registered under the Isle of Man Companies Act 2006 (the Act) on 20 November 2013 and is validly existing under the Act with registration number 010483V.

1.3	The Merging Company is a company that was incorporated under the Act on 23 May 2014 and is validly existing under the Act with registration number 011133V.

1.4	Neither of the Constituent Companies:

1.4.1	is in liquidation or is subject to insolvency or analogous proceedings in any jurisdiction;

1.4.2	has been subject to an appointment of either a receiver or manager in relation to any of its assets;

1.4.3	has entered into an arrangement with its creditors that has not been concluded;

1.4.4	is subject to an application that has been made to a court in any jurisdiction for its liquidation or for it to be subject to insolvency or analogous proceedings that has not yet been determined; or

1.4.5	fails to satisfy the solvency test.

2.	BOARD APPROVAL AND STATUTORY DECLARATIONS

2.1	This Scheme of Merger was approved by the board of directors of the Target Company on June 12 2014 for the purposes of Section 153(3) of the Act and each director of the Target Company has on or around the date hereof made a statutory declaration that the Target Company meets the requirements of Section 153(2) of the Act, as set out in paragraph 1.4 above.

2.2	This Scheme of Merger was approved by the board of directors of the Merging Company on June 12 2014 for the purposes of Section 153(3) of the Act, and each director of the Merging Company has on or around the date hereof made a statutory declaration that the Merging Company meets the requirements of Section 153(2) of the Act, as set out in paragraph 1.4 above.

3.	SHARE CAPITAL AND SHAREHOLDER NOTICE

3.1	The issued share capital of the Target Company comprises only one class of shares, being ordinary shares of US$0.00005 par value each (Original Shares).

3.2	On 22 June, 2014 documents were sent by the Target Company to each holder of Original Shares appearing on the register of members of the Target Company at that date as follows:

3.2.1	a notice in accordance with the Act and the Memorandum and Articles of Association of the Target Company (the Original Target Company Memorandum and Articles) convening a shareholder meeting of the Target Company to be held on 9 July, 2014 to consider and, if thought fit, to pass a resolution to approve this Scheme of Merger and annexing thereto a copy of the form of this Scheme of Merger in accordance with Section 153(6)(c) of the Act; and

3.2.2	a notice in accordance with Section 154(2)(c) of the Act.

3.3	The issued share capital of the Merging Company comprises only one class of shares, being ordinary shares of US$0.01 par value each (Merging Company Shares).

3.4	On 20 June 2014 documents were sent by the Merging Company to the only holder of Merging Company Shares appearing on the register of members of the Merging Company at that date, being Amaya Holdings B.V. (a company incorporated and existing under the laws of the Netherlands with company registration number 60755814) (the Purchaser), as follows:

3.4.1	a notice in accordance with the Act and the Memorandum and Articles of Association of the Merging Company convening a shareholder meeting of the Merging Company to be held on 9 July, 2014 to consider and, if thought fit, to pass a resolution to approve this Scheme of Merger and annexing thereto a copy of the form of this Scheme of Merger in accordance with Section 153(6)(c) of the Act; and

3.4.2	a notice in accordance with Section 154(2)(d) of the Act.

4.	PUBLIC NOTICE AND CHARGE HOLDERS

4.1	A notice in relation to this Scheme of Merger was published in accordance with Section 154(2)(c) of the Act as follows:

4.1.1	on [ ] in [ ]; and

4.1.2	on [ ] in [ ].

4.2	Neither of the Constituent Companies has created any charges in respect of which Section 154(2)(e) of the Act would apply.

5.	EFFECTIVE DATE

5.1	This Scheme of Merger will become effective on the date on which the Registrar of Companies issues the certificate of merger pursuant to Section 154(3)(b) of the Act (the Effective Date).

6.	TERMS OF SCHEME OF MERGER

6.1	On the Effective Date:

6.1.1	The Merging Company will merge with and into the Target Company, with the Target Company being the surviving company (the Surviving Company) and a wholly owned subsidiary of the Purchaser, in accordance with Section 153 of the Act.

6.1.2	the amended Memorandum and Articles of Association set out in Schedule 1 to this Scheme of Merger (the New Surviving Company Memorandum and Articles) will become the Memorandum and Articles of Association of the Surviving Company in substitution for, and to the exclusion of, the Original Target Company Memorandum and Articles;

6.1.3	assets of every description, including choses in action and the business of each of the Constituent Companies, will immediately vest in the Surviving Company;

6.1.4	the Surviving Company will be liable for all claims, debts, liabilities and obligations of each of the Constituent Companies;

6.1.5	all the Original Shares in issue as at the Effective Date will be immediately cancelled (the Cancelled Shares) and 10,000,000 ordinary shares of US$0.001 par value in the Surviving Company (the New Shares) will be issued to the Purchaser in consideration of the payment without interest (subject to and in accordance with paragraph 6.2) of the Merger Consideration (as defined in paragraph 6.2 below) or the Appraisal Consideration (as defined in paragraph 6.4 below);

6.1.6	each of the Merging Company Shares will be immediately converted into one New Share in addition to the New Shares issued pursuant to paragraph 6.1.5;

6.1.7	the Merging Company will be struck off and dissolved; and

6.1.8	the Surviving Company will amend its Register of Members immediately to reflect the cancellation of the Original Shares in accordance with paragraph 6.1.5 above and the creation of the New Shares in the name of the Purchaser in accordance with paragraphs 6.1.5 and 6.1.6.

6.2	The Purchaser will pay each person who is registered as a holder of any Cancelled Shares immediately prior to this Scheme of Merger becoming effective and who has properly submitted a letter of transmittal in the agreed form (Letter of Transmittal) to the paying agent (Paying Agent), appointed by the Purchaser and the representative of the holders of the Cancelled Shares (Sellers’ Representative) and who does not exercise his/her/its right to dissent in accordance with Section 161 of the Act (an Accepting Shareholder) an amount per Cancelled Share held by him/her/it immediately prior to this Scheme of Merger becoming effective as described on Schedule 2 annexed hereto (the Merger Consideration) at the time and in the manner provided for in paragraph 6.3 below.

6.3	Subject to any prohibition or restriction imposed by law, within five business days after the receipt by the Paying Agent of a validly delivered Letter of Transmittal by an Accepting Shareholder but in no event prior to the first business day following the Effective Date, Purchaser will cause the Paying Agent to remit payment of the portion of the Merger Consideration (in accordance with Schedule 2 annexed hereto) due to each Accepting Shareholder for each Cancelled Share of such Accepting Shareholder, as of the Effective Date, by cheque or wire transfer of immediately available funds made payable to the Accepting Shareholder (or as otherwise prescribed by the Letter of Transmittal) and, if in the form of a cheque, despatched by post in pre-paid envelopes to the address of the relevant Accepting Shareholder appearing in the Register of Members of the Target Company immediately prior to the Scheme of Merger becoming effective (or as otherwise prescribed in the Letter of Transmittal). Encashment of any such cheque or confirmation of receipt of a wire transfer will be a complete discharge of the obligations of the Surviving Company and the Purchaser under this Scheme of Merger to pay the monies thereby represented.

6.4	In the event that any person who is registered as a holder of any Cancelled Shares immediately prior to this Scheme of Merger becoming effective exercises his/her/its right to dissent in accordance with Section 161 of the Act (a Dissenting Shareholder), any such Dissenting Shareholder will not receive the Merger Consideration and his/her/its only right in respect of the Cancelled Shares held by him/her/it immediately prior to this Scheme of Merger becoming effective will be to receive payment from the Surviving Company of the sum determined to be due to him/her/it in accordance with Section 161 of the Act (the Appraisal Consideration).

6.5	With effect from the Effective Date, all certificates representing Cancelled Shares will cease to have effect and the registered holders thereof shall be bound by the request of the Surviving Company to deliver up the same to the Surviving Company.

7.	GOVERNING LAW

7.1	This Scheme of Merger is governed by the laws of the Isle of Man.

EXECUTION

EXECUTED on behalf of	)
OLDFORD GROUP LIMITED:	)
)
)
Name:
		Position:	Director
Date:

EXECUTED on behalf of	)
TITAN IOM MERGERCO LTD:	)
)
)
Name:
		Position:	Director
Date:

SCHEDULE 1

New Surviving Company Memorandum and Articles

SCHEDULE 2

MERGER CONSIDERATION PER CANCELLED SHARE

An amount equal to the quotient of:

(a)	the sum, as adjusted, of:

(i)	US$4,500,000,000; minus

(ii)	the amount of indebtedness of the Target Company as of the Effective Date, minus

(iii)	if the Target Company’s net working capital as of the Effective Date (Net Working Capital) is less than a reference working capital amount (the Reference Amount), the difference between the Reference Amount and the Net Working Capital; plus

(iv)	if Net Working Capital is greater than the Reference Amount, the difference between the Net Working Capital and the Reference Amount; plus

(v)	an amount equal to (1) $15,000,000, plus (2) the Target Company’s cash as of the Effective Date, minus (3) the Target Company’s staff bonus accruals as of the Effective Date, minus (4) dividends payable by the Target Company on the Effective Date plus (5) the Target Company’s director loans as of the Effective Date; minus

(vi)	certain limited transaction expenses incurred in relation to the transactions contemplated by this Scheme of Merger, minus

(vii)

a possible consideration reduction of up to US$[*****], which amount shall not be paid at the Effective Date and be retained in designated accounts (Amounts in Escrow) in respect of: (1) successful indemnification claims brought by the Purchaser subsequent to the Effective Date and (2) reimbursement of costs, fees and other expenses incurred by the Sellers’ Representative in relation to the transactions contemplated by this Scheme of Merger. Out of the Amounts in Escrow: (x) an amount equal to US$315,000,000 less any amounts in respect of pending or successful indemnification claims brought by the Purchaser will become payable to the holders of Cancelled Shares 18 months following the Effective Date (while any amounts in respect of such pending indemnification claims brought by the Purchaser will become payable to holders of Cancelled Shares following such 18 month period, to the extent that there shall be a final resolution of such claims other than in favour of the Purchaser, if any), and (y) the remaining balance of an initial aggregate amount of

US$[*****] will become payable to the holders of Cancelled Shares, once the Sellers’ Representative concludes, in his sole discretion, that there shall remain no further potential liabilities or expenses relating to the transactions contemplated by this Scheme of Merger that are payable by the Sellers’ Representative on behalf of the holders of the Cancelled Shares; plus

(viii)	a deferred payment of US$400,000,000 payable to the holders of Cancelled Shares upon the earlier of (1) July 31, 2017, and (2) 30 months following the Effective Date, which payment may be subject to adjustments, based upon the occurrence of certain events.

AND

(b)	The aggregate number of the Target Company’s (a) Cancelled Shares, (b) ordinary shares underlying vested share awards, (c) ordinary shares underlying vested share options, and (d) deemed ordinary shares underlying vested phantom plan equity award units, in each of (a), (b), (c) and (d) outstanding as of immediately before the Effective Date.

EXHIBIT A-3

Form of Amended and Restated M&A of Association of Oldford

ISLE OF MAN

COMPANIES ACT 2006

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

OLDFORD GROUP LIMITED

Cains Fiduciaries Limited

Fort Anne

Douglas

Isle of Man

IM1 5PD

ISLE OF MAN

COMPANIES ACT 2006

MEMORANDUM OF ASSOCIATION

OF

Oldford Group LIMITED

1.	The name of the Company is Oldford Group Limited.

2.	The Company is a company limited by shares.

3.	The address of the Company’s registered office is at:

Fort Anne

Douglas

Isle of Man

IM1 5PD

4.	The registered agent of the Company is:

Cains Fiduciaries Limited

Fort Anne

Douglas

Isle of Man

IM1 5PD

5.	The Company has unlimited capacity to carry on or to undertake any business or activity, to do, or to be subject to, any act or to enter into any transaction.

6.	Subject to the provisions of the Act, the Company shall by resolution of the directors or members have the power to amend or modify any of the provisions of the memorandum of association or articles of association.

ISLE OF MAN

COMPANIES ACT 2006

ARTICLES OF ASSOCIATION

OF

OLDFORD GROUP LIMITED

1.	Definitions and Interpretation

1.1	In these Articles, if not inconsistent with the subject or context –

1.1.1	“the Act” means the Companies Act 2006 including any statutory modification or re-enactment of it for the time being in operation;

1.1.2	“Articles” means the Articles of Association of the Company as amended from time to time;

1.1.3	“Board” means the board of Directors;

1.1.4	“Chairman of the Board” shall be construed in accordance with Article 19.2;

1.1.5	“Class” in relation to Shares, means a class of Shares each of which has identical rights, privileges, limitations and conditions attached to it;

1.1.6	“Director” means a director of the Company;

1.1.7	“Distribution” means, in relation to a distribution by the Company to a Shareholder, the direct or indirect transfer of any assets, other than Shares, to or for the benefit of a Shareholder or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by that Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer or assignment of indebtedness or otherwise, and includes a dividend;

1.1.8	“Memorandum” means the Memorandum of Association of the Company as amended from time to time;

1.1.9	“person” includes a body corporate;

1.1.10	“Register of Members” has the meaning specified in Article 3.7;

1.1.11	“Registrar” means the Registrar of Companies appointed under section 205 of the Act;

1.1.12	“Seal” means any seal which has been duly adopted as the common seal of the Company;

1.1.13	“Share” means a share issued by the Company;

1.1.14	“Shareholder” means a person whose name is entered in the Register of Members as the holder of one or more Shares or fractional Shares and each person named as a subscriber in the Memorandum until that person’s name is entered in the Register of Members;

1.1.15	“Solvency Test” means the solvency test referred to in section 49 (meaning of “solvency test” and “distribution”) of the Act which the Company satisfies if it is able to pay its debts as they become due in the normal course of the Company’s business and the value of its assets exceeds the value of its liabilities;

1.1.16	“Voting Rights” means, in relation to a resolution of the Shareholders or a resolution of a class of Shareholders, all the rights to vote on such resolution conferred on such Shareholders according to the rights attached to the Shares held;

1.1.17	“written” or any term of like import includes information generated, sent, received or stored by electronic, digital, magnetic, optical, electromagnetic, biometric or photonic means including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2	In the Articles, unless the context otherwise requires –

1.2.1	a reference to –

(a)	an “Article” is a reference to an article in the Articles;

(b)	voting by Shareholders is a reference to the casting of votes attached to Shares by Shareholders;

1.2.2	words denoting any one gender include all other genders and words denoting the singular shall include the plural and vice versa; and

1.2.3	words or phrases contained in the Articles bear the same meaning as they do in the Act but excluding any statutory modification to such meaning not in operation when the Articles become binding on the Company.

1.3	Headings are for ease of reference only and shall not affect the interpretation of the Articles.

2.	Share Certificates

2.1	Every Shareholder is entitled upon request to a certificate for all the Shares of each Class held by that Shareholder signed by a Director or officer of the Company, or any other person authorised by a resolution of the Directors, or under the Seal specifying the number of Shares of such Class held by that Shareholder. Such signature or Seal may be facsimiles.

2.2	Any Shareholder receiving a certificate shall indemnify and hold the Company and the Directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use of such certificate or representation made by any person by virtue of the possession of such certificate. If a certificate for Shares is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Directors may determine (but otherwise free of charge) and, in the case of defacement or wearing out, on delivery up of the old certificate.

3.	Shares

3.1	Shares may be issued and options to acquire Shares may be granted at such times, to such persons, for such consideration and on such terms as the Directors may determine.

3.2	The Company is authorised to issue a maximum of 1,000,000,000 Shares made up of 1,000,000,000 ordinary shares with a par value of US$0.001 per share.

3.3	Shares may be numbered or unnumbered.

3.4	The Company may issue fractional Shares. A fractional Share has the corresponding fractional rights, obligations and liabilities of a whole Share of the same Class.

3.5	The Company may issue bonus Shares and nil or partly paid Shares.

3.6	A Share may be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services provided that no Shares may be issued for a consideration other than money, unless a resolution of Directors has been passed stating –

3.6.1	the amount to be credited for the issue of the Shares;

3.6.2	the Board’s determination of the reasonable present cash value of the non-money consideration for the issue; and

3.6.3	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

3.7	The Company shall keep a register (the “Register of Members”) containing –

3.7.1	the name and business or residential address of each of the Shareholders provided that if the register does not contain a shareholder’s residential address the registered agent shall maintain a separate record of such address;

3.7.2	the number of Shares of each Class held by each Shareholder;

3.7.3	the date on which the name of each Shareholder was entered in the Register of Members; and

3.7.4	the date on which any person ceased to be a Shareholder.

3.8	The Register of Members may be in any such form as the Directors may approve but, if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents.

3.9	A Share is deemed to be issued when the name of the Shareholder is entered in the Register of Members.

3.10	The Company may pay commission at such rates or in such amounts as the Directors may determine to any person in consideration of such person subscribing or agreeing to subscribe, whether absolutely or conditionally for any Shares in the Company, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any Shares in the Company.

4.	Rights of Shares

4.1	Subject to any rights or restrictions attached to any Shares, each Share confers upon the Shareholder –

4.1.1	the right to one vote at a meeting of Shareholders or on any resolution of the Shareholders;

4.1.2	the right to an equal share in any dividend paid by the Company; and

4.1.3	the right to an equal share in the distribution of the surplus assets of the Company on its winding up.

4.2	The Company may issue Shares that negate, modify or add to the rights specified in Article 4.1.

4.3	The Company may issue Shares of different Classes.

4.4	If at any time the Shares are divided into different Classes, the rights attached to any Class may only be varied by resolution of the Shareholders of that Class passed by a Shareholder or Shareholders holding at least 75 per cent of the Voting Rights exercised in relation thereto.

4.5	The rights conferred upon the holders of the Shares of any Class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu with such Shares.

5.	Redemption of Securities

5.1	The Company may purchase, redeem or otherwise acquire its own Shares or other securities for any consideration provided that the Company continues to have at least one Shareholder at all times.

5.2	Unless Shares are expressed to be redeemable, the Company may only purchase, redeem or otherwise acquire them pursuant to –

5.2.1	an offer to all Shareholders which, if accepted, would leave the relative rights of the Shareholders unaffected and which affords each Shareholder a period of not less than 14 days within which to accept the offer; or

5.2.2	an offer to one or more Shareholders to which all Shareholders have consented in writing and in respect of which a resolution of the Directors has been passed which states that, in the opinion of the Board, the transaction benefits the remaining Shareholders and the terms of the offer are fair and reasonable to the Company and the remaining Shareholders.

5.3	The Company may only offer to purchase, redeem or otherwise acquire Shares if the resolution of the Directors authorising the purchase, redemption or other acquisition contains a statement that the Directors are satisfied, on reasonable grounds, that the Company will, immediately after the purchase, redemption or other acquisition, satisfy the Solvency Test.

5.4	Shares and other securities that the Company purchases, redeems or otherwise acquires pursuant to this Article shall be cancelled and no longer issued and outstanding.

6.	Alteration of Share Capital

6.1	The Company may, by resolution of Directors, alter the Company’s share capital comprising Shares with par value in any way and, in particular but without prejudice to the generality of the foregoing, may –

6.1.1	consolidate and divide all or any such Shares into Shares of a larger amount;

6.1.2	redenominate all or any such Shares as Shares with a par value denominated in another currency on such basis as the Directors see fit; or

6.1.3	sub-divide all or any such Shares into Shares of smaller amount.

7.	Reduction of Share Capital

The Company may, by a resolution of the Directors, reduce its share capital in any way provided that the Board is satisfied, on reasonable grounds, that the Company will, immediately after such reduction, satisfy the Solvency Test.

8.	Lien

8.1	The Company shall (unless the Directors resolve to the contrary in respect of any Share) have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that Share.

8.2	The Company may sell in such manner as the Board determines any Shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 days after notice has been given to the Shareholder or to the person entitled to it in consequence of the death or bankruptcy of the Shareholder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

8.3	In order to give effect to a sale under Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser.

8.4	The net proceeds of any sale under Article 8.2, after payment of the costs of sale, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of any certificates for the Shares sold and subject to a like lien for any moneys not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares immediately prior to their sale.

8.5	The title of the transferee to any Shares sold under Article 8.2 shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

9.	Calls on Shares

9.1	Subject to the terms of issue of any Shares, the Board may make calls upon the Shareholders in respect of any moneys unpaid on their Shares and each Shareholder shall (subject to receiving at least 14 days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on such Shareholder’s Shares.

9.2	If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the Share or in the notice of the call or, if no rate is fixed, at the rate of 5 per cent per annum, but the Board may waive payment of the interest wholly or in part.

9.3	The Board may make arrangements on the issue of Shares for a difference between the Shareholders in the amounts and times of payment of calls on their Shares.

10.	Forfeiture

10.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Article, and for this purpose, Shares issued for a promissory note, other written obligation to contribute money or property or a contract for future services are deemed not to be fully paid.

10.2	A written notice of forfeiture specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

10.3	The written notice of forfeiture referred to in Article 10.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made, will be liable to be forfeited.

10.4	Where a written notice of forfeiture has been issued pursuant to Article 10.3 and the requirements of the notice have not been complied with, the Board may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Shares and not paid before the forfeiture.

10.5	The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been cancelled pursuant to Article 10.4 and that Shareholder shall be discharged from any further obligation to the Company.

11.	Transfer of Shares

11.1	Shares may be transferred by a written instrument of transfer signed by the transferor and, unless the Share is fully paid, by the transferee and containing the name and address of the transferee, which shall be sent to the registered agent of the Company or such other person as the Directors may from time to time appoint for registration.

11.2	The Company shall, on receipt of an instrument of transfer complying with Article 11.1, cause the name of the transferee of the Share to be entered in the Register of Members unless the Board resolves to refuse or delay the registration of the transfer for reasons to be specified in a resolution of the Directors.

11.3	The Board may not resolve to refuse or delay the transfer of a Share unless the transferor has failed to pay an amount due in respect of that Share.

11.4	The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

11.5	If the Board is satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, it may by resolution of the Directors–

11.5.1	accept such evidence of the transfer of Shares as it considers appropriate; and

11.5.2	determine that the transferee’s name should be entered in the Register of Members notwithstanding the absence of the instrument of transfer.

11.6	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder may, upon producing such evidence as the Board may reasonably require, elect either to become the registered holder of the Share by giving notice to the Company to that effect or have some other person registered as the transferee by executing an instrument of transfer even though such person is not a Shareholder at the time of the transfer. Any instrument of transfer of the Shares must be in accordance with the provisions of Article 11.1.

12.	Distributions

12.1	The Board may by resolution of the Directors authorise a Distribution by the Company to Shareholders at such time and of such amount as the Board thinks fit if it is satisfied, on reasonable grounds, that the Company will, immediately after the Distribution, satisfy the Solvency Test.

12.2	Where a Distribution has been made to a Shareholder and the Company did not, immediately after the Distribution, satisfy the Solvency Test, the Distribution (or the value thereof) may be recovered by the Company from the Shareholder in accordance with section 51 of the Act.

12.3	If several persons are registered as joint holders of any Shares, any one such person may give an effective receipt for any Distribution.

13.	Distributions by way of Dividend

13.1	The Company may, by a resolution of the Directors, declare and pay a Distribution by way of dividend at such time and of such amount as the Board thinks fit if the Board is satisfied, on reasonable grounds, that the Company will, immediately after the Distribution, satisfy the Solvency Test.

13.2	Dividends may be paid in money, shares, or other property.

13.3	Notice of any dividend that has been declared shall be given to each Shareholder entitled to receive the dividend as specified in Article 26.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by a resolution of Directors for the benefit of the Company.

13.4	No dividend shall bear interest as against the Company.

14.	Meetings and Consents of Shareholders

14.1	The Board may convene meetings of the Shareholders or any Class of Shareholders at such times and in such manner and places within or outside the Isle of Man as they consider appropriate.

14.2	Upon the written request of a Shareholder or Shareholders entitled to exercise 10 per cent or more of the Voting Rights in respect of the matter for which the meeting is requested, the Board shall convene a meeting of Shareholders or Class of Shareholders.

14.3	When convening a Shareholders’ meeting or a meeting of a Class of Shareholders, the Board shall give not less than 14 days’ notice of such meeting to those Shareholders whose names on the date the notice is given appear as Shareholders in the Register of Members of the Company and who are entitled to vote at the meeting.

14.4	The Board may fix, as the record date for determining those Shareholders that are entitled to vote at the meeting, the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

14.5	A meeting of Shareholders or a Class of Shareholders held in contravention of the requirement to give not less than 14 days’ notice is valid if a Shareholder or Shareholders holding at least 90 per cent of the total Voting Rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute a waiver in relation to all the Shares which that Shareholder holds.

14.6	The inadvertent failure of the Board to give notice of a meeting to a Shareholder or the fact that a Shareholder has not received notice, does not invalidate the meeting.

14.7	A Shareholder may be represented at a meeting of Shareholders or a Class of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

14.8	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

14.9	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[NAME OF COMPANY]

I/We being a Shareholder of the above Company HEREBY APPOINT [    ] of [    ] or failing him/her [    ] of [    ] to be my/our proxy to speak and vote for me/us at the meeting of Shareholders to be held on the [    ] day of [            ] and at any adjournment thereof.

(Any restrictions on voting to be inserted here)

Signed this [    ] day of [            ] 20[    ]

Shareholder

14.10	The following applies where Shares are jointly owned –

14.10.1	each of the joint owners may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

14.10.2	if only one of the joint owners is present in person or by proxy, that person may vote on behalf of all joint owners; and

14.10.3	if two or more of the joint owners are present in person or by proxy, they must vote as one.

14.11	A Shareholder shall be deemed to be present at a Shareholders’ meeting or a meeting of a Class of Shareholders if that person participates by telephone or other electronic means and all Shareholders participating in the meeting are able to communicate with each other.

14.12	A meeting of Shareholders or Class of Shareholders is duly constituted and quorate if, at the commencement of the meeting, there are present in person (in the case of a Shareholder who is an individual) or by a duly appointed representative (in the case of a Shareholder who is a body corporate) or by proxy (in either case) a Shareholder or Shareholders holding at least 10 per cent of the Voting Rights entitled to be exercised at the meeting. A quorum may comprise a single Shareholder present in person (in the case of a Shareholder who is an individual) or by a duly appointed representative (in the case of a Shareholder who is a body corporate) or by proxy (in either case) in which case such person may pass a resolution of the Shareholders or Class of Shareholders and a certificate signed by such person accompanied, where such person is a proxy, by a copy of the proxy instrument, shall constitute a valid resolution of the Shareholders.

14.13	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened at the request of Shareholders, shall be dissolved; in any other case, it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the Board may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person (in the case of a Shareholder who is an individual) or by a duly appointed representative (in the case of a Shareholder who is a body corporate) or by proxy (in either case) a Shareholder or Shareholders holding at least 10 per cent of the Voting Rights entitled to be exercised at the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

14.14	At every meeting of Shareholders or Class of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the Shareholder with the most Voting Rights present at the meeting in person (in the case of a Shareholder who is an individual) or by a duly appointed representative (in the case of a Shareholder who is a body corporate) or by proxy (in either case) shall preside as chairman failing which the longest registered Shareholder present in person (in the case of a Shareholder who is an individual) or by a duly appointed representative (in the case of a Shareholder who is a body corporate) or by proxy (in either case) shall take the chair.

14.15	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

14.16	Unless otherwise specified in the Act or in the Memorandum or Articles, the exercise by the Shareholders or a Class of Shareholders of a power which is given to them under the Act or the Memorandum or Articles shall be by –

14.16.1	a resolution passed at a meeting of the Shareholders or Class of Shareholders; or

14.16.2	a resolution in writing of the Shareholders or Class of Shareholders.

14.17	Subject to any requirement for a higher majority specified in the Act or in the Memorandum or Articles, a resolution of the Shareholders or a Class of Shareholders is passed at a meeting of such Shareholders if it is approved by a Shareholder or Shareholders holding a majority of in excess of 50 per cent of the Voting Rights exercised in relation thereto.

14.18	The right of any individual to speak for or represent a Shareholder which is a body corporate shall be determined by the law of the jurisdiction where, and by the documents by which, the body corporate is constituted derives its existence. In case of doubt, the Board may seek legal advice from a suitably qualified person and unless a court of competent jurisdiction shall otherwise rule, the Board may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

14.19	At any Shareholders’ meeting, the chairman is responsible for deciding in such manner as the chairman considers appropriate whether any resolution proposed has been carried or not and the result of such decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubts as to the outcome of the vote on a proposed resolution, the chairman shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement on any demand that a poll be taken and the chairman shall cause a poll to be taken again. If a poll is taken at any meeting, the result shall be announced at the meeting and recorded in the minutes of the meeting.

14.20	Any Shareholder which is a body corporate may, by resolution of its directors or other governing body, authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or Class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which the individual represents as that Shareholder could exercise if it were an individual.

14.21	The chairman of any meeting at which a vote is cast on behalf of any Shareholder which is a body corporate may call for such evidence of authority of the representative to exercise the rights of the Shareholder as the chairman may reasonably require.

14.22	Directors may attend and speak at any Shareholders’ meeting and at any separate meeting of a Class of Shareholders.

14.23

Any action that may be taken by the Shareholders or a Class of Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by a Shareholder or Shareholders holding in excess of 50 per cent of the

Voting Rights in relation thereto (subject to any requirement specified in the Act or the Articles for a resolution to be passed by a particular majority). The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders or by one or more of the Class of Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders or a Class of Shareholders holding a sufficient number of votes to constitute a resolution of Shareholders or Class of Shareholders have consented to the resolution by signed counterparts. If any written resolution of the Shareholders or a Class of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders or Class of Shareholders, a copy of such resolution shall be sent to all Shareholders or Class of Shareholders not consenting to such resolution forthwith upon it taking effect.

15.	Directors

15.1	The Directors may be appointed by a resolution of the Shareholders or by a resolution of the Directors.

15.2	The minimum number of Directors shall be one and there shall be no maximum number.

15.3	Each Director holds office for the term, if any, fixed by the resolution of the Shareholders or the resolution of the Directors appointing such person, or until such person’s earlier death, resignation or removal or until such person is no longer permitted to act as a Director under section 93 of the Act. If no term is fixed on the appointment of a Director, the Director serves indefinitely until such person’s earlier death, resignation or removal or until such person is no longer permitted to act as a Director under section 93 of the Act.

15.4	A Director may be removed from office by –

15.4.1	a resolution of the Shareholders passed at a meeting of the Shareholders called for the purpose of removing the Director or for purposes including the removal of the Director or by a written resolution consented to by a Shareholder or Shareholders holding at least 75 per cent of the Voting Rights in relation thereto; or

15.4.2	a resolution of the Directors.

15.5	A Director may resign his office by giving written notice of resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A Director shall resign forthwith as a Director if such person is no longer permitted to act as a Director under the Act.

15.6	The Board may at any time appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors. Where the Board appoints a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office.

15.7	A vacancy in relation to Directors occurs if a Director resigns, is removed from office, is no longer permitted to act as a director under section 93 of the Act, dies or otherwise ceases to hold office prior to the expiration of the term of such person’s office.

15.8	The Company shall keep a register of Directors containing –

15.8.1	the names and business or residential address of the persons who are Directors provided that if the register does not contain the residential address of a Director, the registered agent of the Company shall maintain a separate record of such address;

15.8.2	the date on which each person whose name is entered in the register was appointed as a Director; and

15.8.3	the date on which each person named as a Director ceased to be a Director of the Company.

15.9	The register of Directors may be kept in any such form as the Directors may approve, but if it is in magnetic, electronic, other data storage form or illegible form, the Company must be able to produce legible evidence of its contents.

15.10	The Board may, by resolution of the Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

15.11	The Directors may, by resolution, pay the Directors all expenses properly incurred by the Directors in the discharge of their duties.

15.12	A Director is not required to hold a Share as a qualification for office.

16.	Powers of Directors

16.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Board has all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The Board may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company other than those required by the Act or by the Memorandum or the Articles to be exercised by the Shareholders.

16.2	Each Director shall exercise that person’s powers as Director for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Act, the Memorandum or the Articles. Each Director, in exercising powers or performing duties as Director, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

16.3	Any Director which is a body corporate may appoint any individual as its duly appointed representative for the purpose of representing it at meetings of the Board, of any committee of Directors or of Shareholders or a Class of Shareholders and with respect to the signing of consent or otherwise.

16.4	The continuing Directors may act notwithstanding any vacancy in the Board.

16.5	The Board may by resolution of the Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

16.6	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by the Directors.

16.7	Any written contract, deed, instrument, power of attorney or other document may be made or executed on behalf of the Company by any person (including any Director) acting with the authority of the Directors.

17.	Proceedings of Directors

17.1	Unless otherwise specified in the Act or in the Memorandum or Articles, the exercise by the Directors of a power given to them under the Act or the Memorandum or Articles shall be by a resolution passed at a meeting of, or consented to in writing by, the Directors or any committee of the Directors.

17.2	Subject to any contrary provision in the Memorandum or Articles, a resolution of the Directors is passed at a meeting of the Directors if it is approved by a majority of the Directors who are present at such meeting and (being entitled to do so) vote thereon.

17.3	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they see fit.

17.4	Any one Director may call a meeting of the Directors by sending a written notice to each other Director.

17.5	A Director shall be given reasonable notice of meetings of Directors save that any Director may waive this requirement to be given notice either before or after such meeting.

17.6	The Board or any committee of Directors may meet at such times and in such manner and places within or outside the Isle of Man as the Board or any committee of the Directors may determine to be necessary or desirable.

17.7	A Director is deemed to be present at a meeting of the Board or at a meeting of any committee of Directors, if such Director participates by telephone or other electronic means and all Directors participating in the meeting are able to communicate with each other.

17.8	A Director may by a written instrument appoint an alternate who need not be a Director and the alternate shall be entitled to attend meetings of the Board or any committee of Directors (as appropriate) in the absence of the Director who appointed such alternate and to vote or consent in the place of the Director until the appointment lapses or is terminated.

17.9	A meeting of the Board is duly constituted and quorate for all purposes if at the commencement of the meeting there are two Directors present in person (in the case of a Director who is an individual) or by a duly appointed representative (in the case of a corporate Director) or by an alternate (in either case).

17.10	If the Company has only one Director, the provisions contained in this Article for meetings of the Board do not apply and such sole Director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting, the sole Director shall record in writing and sign a note or memorandum of all matters requiring a resolution of the Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

17.11	At meetings of the Directors at which the Chairman of the Board is present, such person shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the Directors present shall choose one of their number to be chairman of the meeting.

17.12	Any action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a resolution of the Directors or a committee of Directors consented to in writing by a majority of the Directors or by a majority of the members of a committee of Directors provided that a copy of the proposed resolution is sent to all the persons entitled to consent to it. The consent may be in the form of counterparts, each counterpart being signed by one or more Directors or by one or more members of a committee of Directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which a majority of the Directors or members of a committee of Directors has consented to the resolution by signed counterparts. If any written resolution of the Directors or a committee of the Directors is adopted otherwise by the unanimous written consent of all Directors or all members of the committee of Directors, a copy of such resolution shall be sent to all Directors or members of the committee of Directors not consenting to such resolution forthwith upon it taking effect.

18.	Committees

18.1	The Board may, by resolution of the Directors, designate one or more committees, each consisting of one or more Directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee. Any such delegation may be made subject to any conditions the Board may impose, may be made collaterally with, or to the exclusion of, their own powers and may be revoked or altered.

18.2	The Board has no power to delegate to a committee of Directors any of the following powers –

18.2.1	to amend the Memorandum or the Articles;

18.2.2	to change the registered office or registered agent;

18.2.3	to designate committees of Directors;

18.2.4	to delegate powers to a committee of Directors;

18.2.5	to appoint or remove Directors;

18.2.6	to appoint or remove an agent to act on behalf of the Company;

18.2.7	to fix emoluments of Directors;

18.2.8	to approve a scheme of merger, consolidation or arrangement;

18.2.9	to make a declaration of solvency;

18.2.10	to make a determination that, immediately after a proposed Distribution, the Company satisfies the Solvency Test; or

18.2.11	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the Isle of Man.

18.3	Articles 18.2.3 and 18.2.4 do not prevent a committee of Directors, where authorised by resolution of the Directors, from appointing such committee or, by a subsequent resolution of the Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

18.4	The meetings and proceedings of each committee of Directors consisting of two or more Directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of meeting of Directors so far as they are not superseded by any provisions in the resolution of the Directors establishing the committee.

19.	Officers, Agents and Attorneys

19.1	The Company may by resolution of the Shareholders or by resolution of the Directors change the location of its registered office or change its registered agent.

19.2	The Company may by resolution of the Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a chairman of the Board (the “Chairman of the Board”) and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

19.3	The officers shall perform such duties as are prescribed at the time of their appointment, subject to any modification in such duties as may be prescribed subsequently by the Directors.

19.4	The emoluments of all officers shall be fixed by the Board.

19.5	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the Directors may be removed at any time, with or without cause, by resolution of the Directors. Any vacancy occurring in any office of the Company may be filled by resolution of the Directors.

19.6	The Board may by resolution of the Directors appoint any person, including a person who is a Director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in the resolution of the Directors appointing the agent, except that no agent has the right to exercise any power or authority of the Board–

19.6.1	to amend the Memorandum or the Articles;

19.6.2	to change the registered office or registered agent;

19.6.3	to designate committees of Directors;

19.6.4	to delegate powers to a committee of Directors;

19.6.5	to appoint or remove Directors;

19.6.6	to appoint or remove an agent to act on behalf of the Company;

19.6.7	to fix emoluments of Directors;

19.6.8	to approve a scheme of merger, consolidation or arrangement;

19.6.9	to make a declaration of solvency;

19.6.10	to make a determination that, immediately after a proposed Distribution, the Company satisfies the Solvency Test; or

19.6.11	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the Isle of Man.

19.7	The resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The Directors may remove an agent appointed by the Company and may revoke or vary a power conferred on such agent.

19.8	The Company may, by instrument in writing executed in accordance with section 86 of the Act, appoint a person as its attorney either generally or in relation to a specific matter.

20.	Conflict of Interests

20.1	A Director shall, forthwith after becoming aware of the fact that such Director is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the Board.

20.2	For the purposes of Article 20.1, a disclosure to the Board to the effect that a Director is also a member, director, officer or trustee of another named company or other arrangement and is to be regarded as interested in any transaction which may, after the date of the disclosure, be entered into between the Company and that other company or person, is a sufficient disclosure of interest in relation to that transaction.

20.3	A disclosure made pursuant to Article 20.1 shall be made or brought to the attention of every Director on the Board, provided that a disclosure shall be deemed to have been so made if it is made at the meeting of the Directors at which the transaction was first considered or, if the Director in question was not at the date of that meeting interested in the transaction or aware that such Director was so interested, at the first meeting of the Directors held after the Director became so aware or so interested (as the case may be).

20.4	Subject to Articles 20.1 to 20.3, a Director who is interested in a transaction entered into or to be entered into by the Company may –

20.4.1	vote on a matter relating to the transaction;

20.4.2	attend a meeting of the Board at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

20.4.3	sign a document on behalf of the Company, or do any other thing in that person’s capacity as a Director, that relates to the transaction.

20.5	Provided that a Director has disclosed any interest in accordance with the Act and the Articles, a Director, notwithstanding his office –

20.5.1	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

20.5.2	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

20.5.3	shall not by reason of his office, be accountable to the Company for any benefit which such Director derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

21.	Indemnification

21.1	The Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who –

21.1.1	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director; or

21.1.2	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

21.2	The indemnity in Article 21.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that the conduct of such person was unlawful.

21.3	The decision of the Directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that such person’s conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles unless a question of law is involved.

21.4	The termination of any proceedings by any judgment, order, settlement or conviction does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that the conduct of such person was unlawful.

21.5	Expenses, including legal fees, incurred by a Director or a former Director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposal of such proceedings upon receipt of an undertaking given by or on behalf of the Director or former Director to repay the amount if it shall ultimately be determined that the Director or former Director is not entitled to be indemnified by the Company in accordance with Article 21.1.

21.6	The indemnification and advancement of expenses provided by or granted pursuant to this Article is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of the Shareholders, resolution of the Directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a Director.

21.7	If a person referred to in Article 21.1 has been successful in defence of any proceedings referred to in Article 21.1, that person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with the proceedings.

21.8	The Company may purchase and maintain insurance in relation to any person who is or was a Director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against that person and incurred by that person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

22.	Records

22.1	The Company shall keep the following documents at the office of its registered agent –

22.1.1	copies of the Memorandum and the Articles;

22.1.2	the Register of Members, or a copy of the register of members;

22.1.3	the register of Directors, or a copy of the register of Directors;

22.1.4	the register of charges, or a copy of the register of charges;

22.1.5	copies of all notices and other documents filed by the Company with the Registrar in the previous 6 years;

22.1.6	any accounting records that it is required to keep under the Act; and

22.1.7	if either the Register of Members or register of Directors does not show a person’s residential address, a separate record of such person’s residential address.

22.2	Unless the Board determines otherwise, the Company shall keep the original Register of Members and original register of Directors at the office of its registered agent.

22.3	If the Company maintains only a copy of the Register of Members or a copy of the register of Directors at the office of its registered agent, it shall –

22.3.1	provide the registered agent with a written record of the physical address of the place or places at which the original Register of Members or the original register of Directors is kept; and

22.3.2	within 14 days of any change to either register, notify the registered agent in writing of the change.

22.4	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the Isle of Man, as the Directors may determine –

22.4.1	minutes of Shareholders’ meetings and resolutions of the Shareholders or of any Class of Shareholders; and

22.4.2	minutes of Board meetings and resolutions of the Directors and committees of Directors.

22.5	If the records referred to in Article 22.4 are not kept at the office of the Company’s registered agent, the Company shall –

22.5.1	provide the registered agent with a written record of the physical address of the place of places at which such records are kept; and

22.5.2	if the place at which any such records are kept is changed, provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

22.6	The records kept by the Company under this Article shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act 2000.

23.	Register of Charges

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company over any property of the Company –

23.1	the date of creation of the charge or, if the charge is a charge existing on property acquired by the Company, the date on which the property was acquired;

23.2	a short description of the liability secured by the charge;

23.3	a short description of the property charged;

23.4	the name and address of the chargee;

23.5	if there is a trustee for the security, the name and address of such trustee;

23.6	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge;

23.7	any variation in the terms of the charge; and

23.8	if any charge ceases to affect the property of the Company.

24.	Seal

A Seal may be adopted by the Company by resolution of the Directors. The Directors shall provide for the safe custody of the Seal and for an imprint of it to be kept at the office of its registered agent. The Seal, when affixed to any written instrument, shall be witnessed and attested to by the signature of any one Director or other person so authorised from time to time by the Directors.

25.	Accounts and Audit

25.1	The Company shall keep reliable accounting records which correctly explain the Company’s transactions, enable the financial position of the Company to be determined with reasonable accuracy at any time and allow financial statements to be prepared.

25.2	The Company may by resolution of the Shareholders call for the Board to prepare financial statements. Such financial statements shall comprise a statement recording the assets and liabilities of the Company and a statement recording the receipts, payments and other financial transactions undertaken by the Company together with such notes as may be necessary for a reasonable understanding of such statements.

25.3	The Company may by resolution of the Shareholders call for the financial statements to be examined by an auditor. Articles 25.4 to 25.8 only apply where the Shareholders have resolved that they shall so apply.

25.4	The first auditor shall be appointed by resolution of the Directors. Subsequent auditors shall be appointed by resolution of the Shareholders or by resolution of the Directors. An auditor may be removed by resolution of the Shareholders.

25.5	The auditor may be a Shareholder, but no Director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

25.6	The remuneration of the auditor of the Company may be fixed by resolution of the Directors.

25.7	The auditor shall examine the financial statements and shall state in a written report whether or not –

25.7.1	in the opinion of the auditor, the financial statements give a true and fair view respectively of the receipts, payments and other transactions undertaken by the Company for the period covered by the financial statements, and of the assets and liabilities of the Company at the end of that period; and

25.7.2	all the information and explanations required by the auditor have been obtained.

25.8	Every auditor shall have a right of access at all times to the accounting records and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanations as such auditor thinks necessary for the performance of the auditor’s duties.

26.	Notices

26.1	Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

26.2	Proof that an envelope containing such notice, information or written statement was properly addressed, pre-paid and posted shall be conclusive evidence that it was given by mail and such notice, information or written statement shall be deemed to be given at the expiration of 48 hours after the envelope containing it was posted.

26.3	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it with, or by sending it by registered mail to, the registered office or registered agent of the Company.

26.4	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

27.	Discontinuance

The Company may apply to the Registrar for consent to be continued in a country or territory outside the Isle of Man in accordance with section 167 of the Act.

28.	Re-registration

The Company may apply to the Registrar under section 143 of the Act to re-register as a company of another type specified in section 1 of the Act. The Company may only re-register as a company limited by guarantee or an unlimited company without shares if, upon re-registration, it shall have no Shares in issue.

29.	Merger or Consolidation

The Company may merge or consolidate with other companies in accordance with section 153 of the Act.

30.	Arrangements

The Company may make arrangements in accordance with section 157 of the Act.

31.	Voluntary Winding Up

31.1	The Company may by a resolution of the Shareholders resolve that the Company be wound up voluntarily.

31.2	If the Company is being wound up, the liquidator may, with the sanction of a resolution of the Shareholders, divide among the Shareholders in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the Shareholders or the shareholders of different Classes. The liquidator may, with the sanction of a resolution of the Shareholders, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator with the like sanction determines, but no Shareholder shall be compelled to accept any assets upon which there is a liability.

32.	Amendment of the Memorandum or Articles

The Company may amend the Memorandum or the Articles by resolution of the Shareholders or, if so authorised by the Memorandum, by resolution of the Directors, save that no amendment may be made by resolution of the Directors –

32.1	to restrict the rights or powers of the Shareholders to amend the Memorandum or Articles;

32.2	to change the majority of the Voting Rights of the Shareholders required to be exercised to pass a resolution to amend the Memorandum or Articles;

32.3	in circumstances where the Memorandum or Articles cannot be amended by the Shareholders;

32.4	to vary the rights attaching to any Shares of a particular Class; or

32.5	to this Article.

Exhibit A-4

Form of Letter of Transmittal

[INTENTIONALLY DELETED]

Exhibit B-1

Condition Requirement

[INTENTIONALLY DELETED]

Exhibit B-2

Initial Deposit Amount

$50,000,000.

Exhibit B-3

Initial Long Stop Date

120 days following the date of this Deed.

Exhibit B-4

Final Long Stop Date

December 31, 2016.

Exhibit B-5

Refund Threshold

[INTENTIONALLY DELETED]

Exhibit C

Deferred Payment Adjustment

[INTENTIONALLY DELETED]

EXHIBIT E

List of Senior Officer Agreements

[INTENTIONALLY DELETED]

EXHIBIT G

2014 Business Plan

[INTENTIONALLY DELETED]

EXHIBIT H

Form of

Completion Certificate

Pursuant to Clause 3.2 of that certain Deed, dated as of June     , 2014 (the “Deed”), by and among Amaya Holdings B.V., a limited liability company incorporated under the laws of the Netherlands (“Buyer”), Oldford, an Isle of Man company limited by shares (“Oldford”), the Warranting Sellers and Igal Mark Scheinberg, in his capacity as Sellers’ Representative, this Completion Certificate has been prepared by Oldford and delivered to Buyer. The undersigned, being Oldford’s chief financial officer, does hereby certify, in his capacity as chief financial officer and not individually, to Buyer that the attached Exhibit A sets forth (i) the Estimated Debt, (ii) the Estimated Net Working Capital and (iii) the Estimated Reference Working Capital Amount, in each case of the immediately preceding clauses (i) and (ii), in accordance with the Estimated Completion Balance Sheet that has been delivered to Buyer, and, in the case of the Estimated Net Working Capital and the Estimated Reference Working Capital Amount, in accordance with the Net Working Capital and Other Adjustments Calculation. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Deed.

OLDFORD GROUP LIMITED

By:
Name:	Michael Hazel
Title:	Chief Financial Officer
Dated:

Exhibit A

Estimated Debt	$

Estimated Net Working Capital	$

Estimated Reference Working Capital Amount	$

Estimated Other Adjustments Amount	$

EXHIBIT I

Form of Indemnity Escrow Agreement

[INTENTIONALLY DELETED]

EXHIBIT K

Form of

Final Completion Statement

Pursuant to Clause 3.5.1(b) of that certain Deed, dated as of June     , 2014 (the “Deed”), by and among Amaya Holdings B.V., a limited liability company incorporated under the laws of the Netherlands (“Buyer”), Oldford, an Isle of Man company limited by shares (“Oldford”), the Warranting Sellers, and Igal Mark Scheinberg, in his capacity as Sellers’ Representative, this Final Completion Statement has been prepared by Buyer and delivered to Sellers’ Representative. The undersigned, being Buyer’s chief financial officer, does hereby certify, in his capacity as chief financial officer and not individually, to Sellers’ Representative that the attached Exhibit A sets forth (i) the Actual Debt, (ii) the Actual Net Working Capital and (iii) the Actual Reference Working Capital Amount, in each case of the immediately preceding clauses (i) and (ii), in accordance with the Completion Balance Sheet that has been delivered to Sellers’ Representative, and, in the case of the Actual Net Working Capital and the Actual Reference Working Capital Amount, in accordance with the Net Working Capital and Other Adjustments Calculation. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Deed.

BUYER

By:
Name:	Daniel Sebag
Title:	Chief Financial Officer
Dated:

Exhibit A

Actual Debt	$

Actual Net Working Capital	$

Actual Reference Working Capital Amount	$

Actual Other Adjustments Amount	$

EXHIBIT L

Form of Indemnity Letters

To be entered into by the following persons:

[INTENTIONALLY DELETED]

EXHIBIT N

Non-Disparaged Persons

[INTENTIONALLY DELETED]

Exhibit P

List of Resigning Directors and Officers of the Oldford Group Companies

1.	Resignations as Directors of the applicable Oldford Group Companies, and persons whom the Oldford Group Companies are entitled to appoint as directors of other persons (e.g., Joint Ventures, Investments, etc.):

[INTENTIONALLY DELETED]

2.	Resignations as Officers and Employees of the applicable Oldford Group Companies

[INTENTIONALLY DELETED]

Exhibit 3.1.1(a)

Jurisdictions In Which Threats Are Applicable

[INTENTIONALLY DELETED]

Exhibit 3.1.1(b)

Excluded Jurisdictions

[INTENTIONALLY DELETED]

Exhibit 3.1.3

Relevant Authority Consents

1.	Consents by the applicable Relevant Authorities will be required in connection with the Merger, or the approval of the transfer of the Gaming Licence in the following jurisdictions(*):

(a)	Malta

(b)	Denmark

(c)	Estonia

(d)	Bulgaria

(e)	France

(f)	Isle of Man

(g)	United Kingdom

[INTENTIONALLY DELETED]

2.	The shareholders of Buyer Parent shall have approved the Contemplated Transactions, including the Merger, at a special meeting of Buyer Parent’s shareholders.

3.	The Toronto Stock Exchange (TSX) shall have approved the Contemplated Transactions.

Exhibit 3.1.3

Jurisdictions where Buyer is Licensed and the Oldford Group Companies Are Not

[INTENTIONALLY DELETED]